HellerEhrman

June 3, 2005


05009004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate
Finance
Securities and Exchange Commission
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH, D.C. 190 SECTION

PROCESSED
JUN 16 2005
THOMSON
FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-4256

Re: Tomorrow International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Tomorrow International Holdings Limited (the "Company"), S.E.C. File No. 82-4256, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's circular regarding major transaction: Disposal of 46% equity interest in Swank International Manufacturing Company Limited and loan restructuring agreement, dated May 10, 2005;

2. The Company's circular regarding proposals involving general mandates to repurchase shares and to issue shares and re-election of directors, dated April 28, 2005;

3. The Company's announcement regarding the Notice of Annual General Meeting, dated April 28, 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on April 29, 2005;

4. The Company's 2004 annual report , dated April 22, 2005;

5. The Company's announcement regarding 2004 Annual Results, dated April 22, 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on April 25, 2005;

6. The Company's joint announcement regarding a special deal and connected transactions, dated April 18, 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on April 19, 2005;

7. The Company's announcement regarding the change of auditors, dated December 23, 2004, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on December 24, 2004; and

8. The Company's announcement regarding the appointment of independent non-executive director, dated September 27, 2004, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on September 28, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Tomorrow International Holdings Limited

h:\dlai\ADR\22416\0001\16sec.doc

THE DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tomorrow International Holdings Limited, you should at once hand this document to the purchaser or transferee, or to the bank, licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser or transferee.


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH. D.C. 190 SECTION



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

MAJOR TRANSACTION

DISPOSAL OF 46% EQUITY INTEREST IN SWANK INTERNATIONAL MANUFACTURING COMPANY LIMITED AND LOAN RESTRUCTURING AGREEMENT

Financial Adviser

Deloitte.
德勤
Deloitte & Touche Corporate Finance Ltd.

A letter from the board of directors of Tomorrow International Holdings Limited is set out on pages 6 to 20 of this circular.

10 May 2005

CONTENTS

In this document, the following expressions have the following meanings:

"acting in concert"	the meaning ascribed to it in the Takeovers Code
"associate"	the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (other than Saturday or Sunday) on which commercial banks are generally open in Hong Kong for normal business
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda and whose securities are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Sale and Purchase Agreement, upon the transfer of Sale Shares to the Offeror
"Completion Date"	date of Completion
"DBS Asia"	DBS Asia Capital Limited, a licensed corporation under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) of the regulated activities and the financial adviser to the Offeror
"Debt"	the loan in the principal amount of HK$163,000,000 due and owing by Swank to Probest under the Existing Promissory Note
"Deloitte"	Deloitte & Touche Corporate Finance Limited, a company which is deemed licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for the regulated activities of dealing in securities, advising on securities, advising on corporate finance and asset management, and the financial adviser to the Company
"Director(s)"	director(s) of the Company
"Disposal"	disposal of the First Sale Shares by Probest pursuant to the Sale and Purchase Agreement
"Effective Date"	the date on which all the conditions to the Loan Restructuring Agreement shall have been fulfilled
"EGM"	the extraordinary general meeting of Swank to be convened for approving the Shareholders Agreement, the Loan Restructuring Agreement (including the Promissory Note and the Guarantee) and the Agency Agreement and the transactions contemplated thereunder

"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Existing Promissory Note"	the promissory note dated 3 November 2003 issued by Swank in favour of Probest in the principal sum of HK$163,000,000 which is repayable by instalments, that is, as to HK$25,500,000 repayable on or before 1 June 2004, as to HK$62,500,000 repayable on or before 1 June 2005 and as to HK$75,000,000 repayable on or before 1 June 2006 (the instalment due on 1 June 2004 being in default)
"First Sale Shares"	1,437,396,440 Shares, representing approximately 46% of the issued share capital of Swank as at the date of the Joint Announcement and as at the Latest Practicable Date
"Fortune Dynamic"	Fortune Dynamic Group Corp., a wholly owned subsidiary of Company
"Guarantee"	the guarantee to be executed by Swank in favour of Probest pursuant to the Loan Restructuring Agreement in respect of the liabilities of Profitown under the Promissory Note
"Group"	the Company and its subsidiaries other than the Swank Group
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	Shareholders of Swank other than Probest, Rich Global, Kingsway Lion, their respective associates and parties acting in concert with any of them
"Joint Announcement"	the joint announcement dated 18 April 2005 of the Company, Swank and the Offeror
"Kingsway Group"	SW Kingsway and its subsidiaries
"Kingsway Lion"	Kingsway Lion Spur Technology Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of SW Kingsway
"Latest Practicable Date"	6 May 2004, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Loan Restructuring Agreement"	the conditional loan restructuring agreement dated 20 January 2005 as varied and supplemented by the supplemental loan restructuring agreement dated 13 April 2005 entered into between Probest, Swank and Profitown in relation to, inter alia, the restructuring of the Debt
"Long Stop Date"	the day falling on the numerically corresponding day in the sixth calendar month after the date of the Sale and Purchase Agreement, where such day is not a Business Day, it shall fall on the next succeeding Business Day or if there is no numerically corresponding day in the sixth calendar month after the date thereof, the first following Business Day
"Mr. Wang"	Mr. Wang An Kang (王安康), being the ultimate beneficial owner of the entire issued share capital of the Offeror
"Offer"	the possible mandatory unconditional cash offer to be made by DBS Asia, on behalf of the Offeror, on the terms and subject to the conditions referred to in the Joint Announcement and to be set out in the Offer Document to acquire all the issued Shares (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it) following and subject to Completion
"Offeror"	China Time Investment Holdings Limited, a company incorporated in the British Virgin Islands with limited liability
"Option Agreement"	the option agreement dated 16 December 2003 entered into between Fortune Dynamic, the Company and Rich Global whereby Fortune Dynamic agreed to grant to Rich Global an option to purchase 50% of the entire issued shares of Probest at the time of exercise of such option
"Offer Document"	the document to be issued by or on behalf of the Offeror to the shareholders of Swank in accordance with the Takeovers Code containing, among other things, details of the Offer and the related acceptance and transfer forms
"PRC"	People's Republic of China
"Probest"	Probest Holdings Inc., a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company
"Products"	chemical products including phosphorus and related products

"Profitown"	Profitown Investment Corporation, a company incorporated in the British Virgin Islands and held as to 70% by Swank and as to 30% by Probest
"Profitown/Swank Loan"	the shareholder's loans and any other monies (including interest) due and owing by Profitown to Swank on completion of the Sale and Purchase Agreement, which amounted to the principal sum of approximately HK$112,480,000 as at the Latest Practicable Date
"Profitown Group"	Profitown and its subsidiaries
"Promissory Note"	the promissory note to be issued by Profitown in favour of Probest pursuant to the Loan Restructuring Agreement
"Remaining Debt"	the balance of the Debt in such principal sum as is equivalent to the Profitown/Swank Loan
"Rich Global"	Rich Global Investments Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of SW Kingsway
"Sale and Purchase Agreement"	the conditional agreement for the sale and purchase of the Sale Shares dated 20 January 2005 entered into between the Offeror, Probest, Rich Global, Kingsway Lion, the Company and SW Kingsway
"Sale Shares"	the First Sale Shares, the Second Sale Shares and the Third Sale Shares
"Second Sale Shares"	156,283,205 Shares, representing approximately 5% of the issued share capital of Swank as at the date of the Joint Announcement and as at the Latest Practicable Date
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinances (Chapter 571 of the Laws of Hong Kong)
"Shareholders Agreement"	the shareholders agreement to be entered into between Swank, Probest, the Company and Profitown in respect of Profitown on Completion
"Share(s)"	share(s) of HK$0.01 each in the issued share capital of Swank
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Supplemental Agreement"	the supplemental agreement in relation to the Sale and Purchase Agreement dated 13 April 2005 entered into between the Offeror, Probest, Rich Global, Kingsway Lion, the Company and SW Kingsway
"SW Kingsway"	SW Kingsway Capital Holdings Limited, a company incorporated in Bermuda and whose securities are listed on the Main Board of the Stock Exchange
"Swank"	Swank International Manufacturing Company Limited, a company incorporated in Hong Kong whose securities are listed on the Main Board of the Stock Exchange
"Swank Group"	Swank and its subsidiaries
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Territory"	Italy, Japan and Korea
"Third Sale Shares"	281,238,000 Shares, representing approximately 9% of the issued share capital of Swank as at the date of the Joint Announcement and as at the Latest Practicable Date
"TIHL Deed"	the deed of indemnity to be executed by Probest and the Company in favour of the Offeror on Completion pursuant to the Sale and Purchase Agreement as referred to in the sub-section headed "TIHL Deed" in this circular
"Vendors"	collectively, Probest, Kingsway Lion and Rich Global
"Warrantors"	collectively, the Company and SW Kingsway



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

Executive Directors:
Mr. Yau Tak Wah, Paul *(Chairman)*
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Tam Wing Kin
Mr. Tam Ping Wah

Independent Non-executive Directors:
Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard
Mr. Wu Wang Li

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
27th Floor,
Henley Building,
5 Queen's Road Central,
Hong Kong

10 May 2005

To the shareholders of the Company

Dear Sir,

MAJOR TRANSACTION

DISPOSAL OF 46% EQUITY INTEREST IN SWANK INTERNATIONAL MANUFACTURING COMPANY LIMITED AND LOAN RESTRUCTURING AGREEMENT

INTRODUCTION

The Sale and Purchase Agreement

The Company announced in the Joint Announcement that, on 20 January 2005, the Offeror entered into the Sale and Purchase Agreement (as amended by the Supplemental Agreement) with Probest, Rich Global, Kingsway Lion and SW Kingsway, pursuant to which the Offeror conditionally agreed to acquire from Probest, Rich Global and Kingsway Lion 1,437,396,440, 156,283,205 and 281,238,000 Shares respectively, representing approximately 46%, 5% and 9% of the issued share capital of Swank as at the date of the Joint Announcement and as at the Latest Practicable Date for HK$43,121,893.20, HK$4,688,496.15 and HK$8,437,140 respectively (i.e. equivalent to HK$0.03 per Share). The purchase price for the relevant Sale Shares was determined by each of Probest, Rich Global and Kingsway Lion and the Offeror after arm's length negotiations. Completion is conditional upon the fulfillment or waiver of certain conditions.

Upon Completion, the Offeror will be obliged under Rule 26 of the Takeovers Code to make a mandatory cash offer to acquire all the issued Shares (other than those already owned by the Offeror and parties acting in concert with it). Following and subject to Completion, DBS Asia will, on behalf of the Offeror, make a mandatory cash offer on the terms and subject to the conditions referred to in the Joint Announcement and to be set out in the Offer Document to acquire all the issued Shares (other than those already owned by the Offeror and parties acting in concert with it) at HK$0.03 per Share.

The Loan Restructuring Agreement

The Company further announced in the Joint Announcement that, on 20 January 2005, Probest, Swank and Profitown entered into the conditional Loan Restructuring Agreement, the principal terms of which are set out in the paragraphs headed "Loan Restructuring Agreement" in this circular. The Loan Restructuring Agreement constitutes a special deal under Rule 25 of the Takeovers Code and require consent from the Executive.

The Loan Restructuring Agreement becoming unconditional is one of the conditions precedent to Completion and the Loan Restructuring Agreement is therefore part and parcel of the Disposal.

THE SALE AND PURCHASE AGREEMENT (AS AMENDED BY THE SUPPLEMENTAL AGREEMENT)

Date: 20 January 2005

Parties

Purchaser: the Offeror, a company incorporated in the British Virgin Islands who and whose ultimate beneficial owner, to the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, are third parties independent of and not connected with the Company or Swank or their respective connected persons (as defined in the Listing Rules). The Offeror is a company principally engaged in investment holding.

Vendors:

(a) Probest, a wholly-owned subsidiary of the Company and a company principally engaged in investment holding;

(b) Rich Global, a wholly-owned subsidiary of SW Kingsway and a company principally engaged in investment holding; and

(c) Kingsway Lion, a wholly-owned subsidiary of SW Kingsway and a company principally engaged in investment holding.

Warrantors:

(a) the Company, a company incorporated in Bermuda whose securities are listed on the Main Board of the Stock Exchange (in respect of the obligations of Probest); and

(b) SW Kingsway, a company incorporated in Bermuda whose securities are listed on the Main Board of the Stock Exchange (in respect of the obligations of Rich Global and Kingsway Lion).

Sale Shares

(a) the First Sale Shares, being 1,437,396,440 Shares and representing approximately 46% of the existing issued share capital of Swank as at the date of the Joint Announcement and as at the Latest Practicable Date. Following Completion, Probest will hold 156,202,790 Shares representing approximately 5% of existing issued share capital of Swank as at the date of the Joint Announcement and as at the Latest Practicable Date and Probest has undertaken not to accept the Offer in respect of such Shares;

(b) the Second Sale Shares, being 156,283,205 Shares and representing approximately 5% of the existing issued share capital of Swank as at the date of the Joint Announcement and as at the Latest Practicable Date. Following Completion, Rich Global will hold 156,202,795 Shares representing approximately 5% of existing issued share capital of Swank as at the date of the Joint Announcement and as at the Latest Practicable Date and Rich Global has undertaken not to accept the Offer in respect of such Shares;

(c) the Third Sale Shares, being 281,238,000 Shares and representing approximately 9% of the existing issued share capital of Swank as at the date of the Joint Announcement and as at the Latest Practicable Date. Following Completion, Kingsway Lion will hold no interest in Swank.

Consideration

(a) HK$43,121,893.20 in cash (i.e. equivalent to HK$0.03 per Share) in respect of the First Sale Shares which was determined by Probest and the Offeror after arm's length negotiations with reference to the market price of the First Sale Shares and was agreed between Probest and the Offeror as a matter of commercial decision;

(b) HK$4,688,496.15 in cash (i.e. equivalent to HK$0.03 per Share) in respect of the Second Sale Shares which was determined by Rich Global and the Offeror after arm's length negotiations with reference to the market price of the Second Sale Shares and was agreed between Rich Global and the Offeror as a matter of commercial decision; and

(c) HK$8,437,140 in cash (i.e. equivalent to HK$0.03 per Share) in respect of the Third Sale Shares which was determined by Kingsway Lion and the Offeror after arm's length negotiations with reference to the market price of the Third Sale Shares and was agreed between Kingsway Lion and the Offeror as a matter of commercial decision.

Of the consideration referred to above, an initial deposit of HK$3,000,000 has been paid by the Offeror to an escrow agent (the "Escrow Agent"), a third party jointly appointed by, among others, the Offeror and the Vendors, on the signing of the Sale and Purchase Agreement, and the balance has also been paid by the Offeror to the Escrow Agent within 90 days of the date of the Sale and Purchase Agreement and is to be released in the following manner:

(a) as to HK$23,121,893.20 shall be released to Probest, as to HK$2,938,496.15 shall be released to Rich Global and as to HK$5,187,140 shall be released to Kingsway Lion, all within six months of Completion; and

(b) as to the remaining balance of HK$20,000,000 shall be released to Probest, the remaining balance of HK$1,750,000 shall be released to Rich Global and the remaining balance of HK$3,250,000 shall be released to Kingsway Lion, all on the 1st anniversary of Completion.

The respective dates for the payment of the consideration and the release thereof to the Vendors were agreed between the Offeror and the Vendors as a matter of commercial decision after taking into account the time which may be required by the Offeror to verify the warranties given by the Vendors and the Warrantors in the Sale and Purchase Agreement.

Conditions precedent

Completion of the Sale and Purchase Agreement (as amended by the Supplemental Agreement) is conditional upon, among other things:

(a) there being no breach of the warranties given by the Vendors and the Warrantors as set out in the Sale and Purchase Agreement which is material to the Swank Group as a whole;

(b) the Vendors and the Warrantors not being in breach of their obligations under the Sale and Purchase Agreement in any material respect;

(c) if required, the consent of the Executive in relation to the Shareholders Agreement and the Loan Restructuring Agreement as "special deals" under Rule 25 of the Takeovers Code having been obtained;

(d) the passing by the Independent Shareholders in a general meeting of ordinary resolutions approving (i) the Agency Agreement and the cap amounts as set out in the paragraph headed "Possible Continuing Connected Transaction" stated in the Joint Announcement; (ii) the Shareholders Agreement and the transactions contemplated thereunder; (iii) the Loan Restructuring Agreement and the transactions contemplated thereunder; and (iv) the Guarantee, in each case, in accordance with the requirements of the Listing Rules, the Takeovers Code, Swank's memorandum and articles of association and as required by law;

(e) the current listing of the Shares not having been withdrawn, the Shares continuing to be traded on the Stock Exchange prior to the Completion Date, save for any temporary suspension not exceeding 28 consecutive business days (as defined in the Listing Rules) from the date of the Sale and Purchase Agreement (as extended for a further 29 business days by the Supplemental Agreement), i.e. on or before 19 April, 2005 or such longer time as the parties may further agree in writing;

(f) no indication being received on or before the Completion Date from the Stock Exchange or the SFC to the effect that the listing of the Shares may be withdrawn or objected to (or conditions which may be attached thereto) as a result of Completion or in connection with the terms of the Sale and Purchase Agreement;

(g) the conditional cancellation agreement dated 20 January 2005 between Rich Global, Fortune Dynamic and the Company in respect of the option agreement dated 16 December 2003 between Fortune Dynamic, the Company and Rich Global (which option agreement was announced in the joint announcement of the Company and Swank dated 29 December 2003) remaining valid and the provision of evidence to that effect to the reasonable satisfaction of the Offeror;

(h) if required, the passing by the shareholders of the Company permitted to vote in a general meeting of resolutions approving the Sale and Purchase Agreement and the transactions contemplated thereunder including (i) the Shareholders Agreement and the transactions contemplated thereunder; (ii) the Loan Restructuring Agreement and the transactions contemplated thereunder; and (iii) the Guarantee and the transactions contemplated thereunder, in each case, in accordance with the requirements of the Listing Rules, the Takeovers Code, its memorandum of association and bye-laws and as required by law; and

(i) compliance by Swank and the Company of all legal and regulatory requirements (including those under the Listing Rules or otherwise of the Stock Exchange) which require compliance in relation to the Sale and Purchase Agreement and the transactions contemplated thereunder.

Completion

Completion is expected to take place on the 7th Business Day after the satisfaction (other than conditions (a), (b), (e) and (f) which shall remain fulfilled (unless waived) when all the other conditions shall have been fulfilled or waived) or waiver (as the case may be) of the above conditions, provided this occurs before the Long Stop Date.

The Offeror may waive all or any of the above conditions (other than (c), (d) and (f)) at any time by notice in writing to the Vendors. Pursuant to the Listing Rules and the Takeovers Code, the votes of the Independent Shareholders referred to in (d) shall be taken by way of poll.

In the event that any of the above conditions are not fulfilled or waived prior to the Long Stop Date or conditions (a), (b) and (f) shall not remain fulfilled at the time when all the other conditions shall have been fulfilled or waived, the Sale and Purchase Agreement shall terminate and cease to be of any effect.

Winspark Venture Limited, the controlling shareholder of the Company, has undertaken to the Offeror that it shall cast its votes in favour of the resolutions referred to in (h) above unless it is required or directed by the Stock Exchange or the SFC to abstain from voting or to cast its votes against such resolutions or any of them or in some other manner.

EFFECT OF THE DISPOSAL ON THE ASSETS AND LIABILITIES OF THE COMPANY

Swank will cease to be a subsidiary of the Company upon completion of the Sale & Purchase Agreement and the Loan Restructuring Agreement. The Group will realise a gain of approximately HK$43 million since Swank is a net liability company and its carrying value on the Company's balance sheet is nil. Moreover, the total asset of the Group will increase by approximately HK$14.4 million and the total liability of the Group will decrease by approximately HK$28.7 million.

REASONS FOR THE DISPOSAL AND USE OF PROCEEDS

Further to the disposal of the Group's 19% interest in Swank as announced in the joint announcement of the Company and Swank dated 29 December 2003, the Directors consider the entering into of the Sale and Purchase Agreement will provide an opportunity for the Group to further realise its investment in Swank. Upon completion of the Disposal, Swank will cease to be the subsidiary of either Probest or the Company. The Directors believe that the terms of the Disposal (including the terms of the Shareholders Agreement and the TIHL Deed) and the Loan Restructuring Agreement, which is part and parcel of the Disposal, are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The proceeds from the Disposal of approximately HK$43 million will be used as general working capital of the Group.

INFORMATION ON THE GROUP

The Group (excluding the Swank Group) is principally engaged in the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing. Financial information of the Group is set out in Appendix I to this circular.

INFORMATION ON SWANK

The Swank Group is principally engaged in the design, manufacture and marketing of frames, sunglasses and lenses. Its production facilities are located in Dongguan and Shenzhen. Products of the Swank Group are mainly exported to the United States, Europe and Australia.

The audited consolidated net loss before and after taxation and minority interests of Swank for the year ended 31 December 2003 were approximately HK$8,401,000 and approximately HK$7,054,000 respectively. The audited consolidated net loss before and after taxation and minority interests of Swank for the year ended 31 December 2004 were approximately HK$8,309,000 and approximately HK$5,768,000 respectively.

FINANCIAL AND TRADING PROSPECTS

In 2005, the interest rate hikes and the high oil prices will be the main obstacles on the economic growth of the global economy. A sign of rising inflation has recently been found in the US and European countries. Nevertheless, with a growth momentum in the US economy and the strong Euro which has strengthened the consumers' purchasing power in Europe, an expectation of a recovery in the consumer market is still optimistic.

Research and development is always the strength and target of the Group. The process of product upgrade and diversification has been going on without a pause. The Group has placed more emphasis on the wireless applications and radio-frequency products which are believed to be the prevailing trend in the consumer electronics market. With newly developed product lines, it empowers the Group to reach a more sophisticated market of lesser price sensitivity and competition. On the other hand, the Group is open to any opportunity in business co-operation or partnership with well-known electronic enterprises in the industry. It enables the Group to enter new product markets and to enhance its production capability.

Optical industry continues to be a growing industry and eyewear has basically shifted from its basic functions of eye protection and vision correction to become more fashionable products. To cope with the shortening product life cycles and the increasing fashion elements in products, the Group will put in more resources in the samples production as well as the research and development department so as to give more quality and fashionable choices to customers by introducing more new design concepts, new material and new technology. The Group also tends to restructure each single sizable production line into a number of smaller production lines in order to increase the production flexibility. Coupled with certain production flow changes as suggested by some renowned Japanese consultants, the Group should be able to capture the growing market opportunities with improved operational efficiency.

With a pick-up in Hong Kong's property market, the Group is expected to share a satisfactory return upon appreciation in value of those properties. In fact, some of the luxury residential properties have been disposed or agreed to be disposed with a gain.

LOAN RESTRUCTURING AGREEMENT

On 20 January 2005, Probest, Swank and Profitown entered into the conditional Loan Restructuring Agreement. The Loan Restructuring Agreement constitutes a special deal under Rule 25 of the Takeovers Code and requires consent from the Executive. Application has been made to the SFC for the grant of such consent.

Principal terms of the Loan Restructuring Agreement

Pursuant to the Loan Restructuring Agreement:

1. Probest conditionally agreed to waive an outstanding principal of the Debt over and above the Remaining Debt, the interest and the default interest on the Debt for the period from 5 November 2003 up to and inclusive of the date of the Sale and Purchase Agreement in the amount of approximately HK$12,669,995 and any further interest which may accrue on the Debt up to and inclusive of the Effective Date. Based on the amount of the Debt and the Profitown/Swank Loan of approximately HK$112,480,000 as at the Latest Practicable Date, the principal amount, interests and default interests of the Debt to be waived amounts to approximately HK$66,490,000;

2. the Existing Promissory Note will be cancelled as from the Effective Date;

3. Profitown will issue and deliver the Promissory Note to Probest, in consideration of which Swank undertakes to waive a sum equivalent to the Remaining Debt (amounting to approximately HK$112,480,000 as at the Latest Practicable Date) from the Profitown/Swank Loan on the Effective Date. Accordingly, after such waiver on the Effective Date, there will not be any Profitown/Swank Loan outstanding;

4. Swank will execute the Guarantee in favour of Probest.

Below is a chart showing the relationship between the Debt, the Remaining Debt and the Profitown/Swank Loan:


The Company
100%
Probest
the Debt under
the Existing
Promissory Note
51% before
Completion and
5% upon
Completion
30%
the Remaining Debt
under the Promissory Note
Swank
the Profitown/
Swank Loan
70%
Profitown

Principal terms of the Promissory Note

Principal amount:	an amount equivalent to the Remaining Debt, which, based on the outstanding amount of the Profitown/Swank Loan as at the Latest Practicable Date, would be approximately HK$112,480,000
Maturity Date:	bullet payment on a date falling 30 months of the date of issue of the Promissory Note
Interest:	1% above the prime rate for Hong Kong dollar quoted from time to time by The Hongkong and Shanghai Banking Corporation Limited, which is based on prevailing market rate and is the same as the interest rate under the Existing Promissory Note, payable quarterly in arrears
Security:	the Promissory Note will be unsecured and not guaranteed by the Offeror or any of its concert parties or any other person except for the Guarantee to be given by Swank

Other terms: all amounts payable under the Promissory Note will become immediately due and payable if at any time after issue of the Promissory Note, *inter alia*:

(a) the aggregate shareholding of the Offeror in Swank falls below 51%;

(b) there is any change to the majority of the board of directors of the Offeror, which comprises Mr. Wang, Mr. Zhao Jun (趙俊) and Mr. Li Wei (李偉), as disclosed in the Sale and Purchase Agreement;

(c) if Mr. Wang ceases to be the legal and beneficial owner of at least 75% of and in the Offeror; or

(d) Swank ceases to be listed on the Stock Exchange.

As is the same for the Debt under the Existing Promissory Note as stated in the circular of Swank dated 30 September 2003, the Directors and Swank expect the Promissory Note will be settled by the internal resources of Profitown generated from the operating activities of its subsidiaries and associates. If such internal resources of Profitown are not sufficient to repay the interest and the principal due under the Promissory Note, the board of directors of Profitown will consider other fund raising methods.

Conditions of the Loan Restructuring Agreement

The Loan Restructuring Agreement will take effect on the Effective Date when all of the following conditions have been satisfied:

(a) the passing at the EGM by independent shareholders of Swank (if required by the Stock Exchange and the Takeovers Code, other than Probest, its associates, and/or parties acting in concert with it) of ordinary resolutions approving the Loan Restructuring Agreement and the transactions contemplated thereunder, including the issue of the Promissory Note and the Guarantee;

(b) if required, the approval by the shareholders of the Company of the Loan Restructuring Agreement and the transactions contemplated thereunder by way of an ordinary resolution to be passed at a special general meeting of the Company;

(c) all other consents and acts required of Swank in connection with the Loan Restructuring Agreement and the transactions contemplated thereunder under the Listing Rules having been obtained and completed or, as the case may be, the relevant waiver from compliance with any of such rules having been obtained from the Stock Exchange;

(d) all other consents and acts, if any, required of the Company in connection with the Loan Restructuring Agreement and the transactions contemplated thereunder under the Listing Rules having been obtained and completed or, as the case may be, the relevant waiver from compliance with any of such rules having been obtained from the Stock Exchange;

(e) the Sale and Purchase Agreement becoming unconditional and having been completed in accordance with the terms thereof, save for any condition therein requiring the Loan Restructuring Agreement to become unconditional; and

(f) Probest having received the Promissory Note duly executed by Profitown under its common seal and the Guarantee duly executed by Swank under its common seal.

If any of the above conditions are not wholly fulfilled on or before 31 July 2005, unless an extension of time has been granted by Probest, the Loan Restructuring Agreement will cease to have any further force and effect except for antecedent breach.

The Loan Restructuring Agreement becoming unconditional is one of the conditions precedent to Completion and the Loan Restructuring Agreement is therefore part and parcel of the Disposal. Accordingly, the Directors believe that the terms of the Disposal and the Loan Restructuring Agreement (the Loan Restructuring Agreement becoming unconditional being one of the conditions precedent to Completion), are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Guarantee

Under the Guarantee, Swank will undertake to Probest that if and whenever Profitown defaults for any reason in payment of the principal sum due under the Promissory Note, Swank will upon demand by Probest unconditionally pay and satisfy all interest which Profitown is liable to pay under the Promissory Note on and after such default. The obligations of Swank under the Guarantee are unsecured and not guaranteed by the Offeror or any of its concert parties or any other person. The Guarantee will cease to be effective if the Put Option referred to the section headed "Shareholders Agreement' below is exercised and the transaction contemplated under the Put Option is completed.

Shareholders Agreement

The Shareholders Agreement constitutes a special deal under Rule 25 of the Takeovers Code and requires consent from the Executive. Application has been made to the SFC for the grant of such consent. Both before and immediately after Completion, Profitown will be held as to 30% by Probest and as to 70% by Swank and the shareholding chart is set out below. On Completion, Swank, Probest, the Company and Profitown will enter into the Shareholders Agreement to regulate the management of the Profitown Group.

Pre-Completion


The Company
(Warrantors)
SW Kingsway
(Warrantors)
100%*
100%
100%
Probest
Rich Global
Kingsway Lion
Public
Mr. Cheung Wah Hing**
51%
10%
9%
29.99%
0.01%
30%
Swank
70%
The Profitown Group
Design, manufacture and marketing of frames

* *The Company holds 100% of Fortune Dynamic, which in turn holds 100% of Probest.*

** *Mr. Cheung Wah Hing is a director of Swank.*

Post-Completion


The Company
SW Kingsway
100%*
100%
Probest
Rich Global
Offeror
Public
Mr. Cheung Wah Hing**
5%
5%
60%
29.99%
0.01%
30%
Swank
70%
The Profitown Group
Design, manufacture and marketing of frames

* *The Company holds 100% of Fortune Dynamic, which in turn holds 100% of Probest.*

** *Mr. Cheung Wah Hing is a director of Swank.*

The principal terms of the Shareholders Agreement are as follows:

(1) Within the period of 30 months from Completion, unanimous approval by the board of directors, which directors shall be nominated by Probest and Swank respectively (Swank being entitled to appoint four directors of Profitown and Probest being entitled to appoint two directors of Profitown, with a maximum of six directors holding office at any time, and the chairman of the board shall be a director appointed by Probest but shall not have a casting vote in the event of an equality of votes), of Profitown is required on material issues regarding Profitown, an investment holding company which holds the major operating subsidiaries of Swank, such as :

    (a) approval of accounts;

    (b) reduction or alteration of share capital;

    (c) issue of shares or debentures;

    (d) provision of any guarantee or indemnity other than for the benefit of the Profitown Group;

(2) Swank will have the right to require Probest or an independent third party procured by Probest to purchase (the "Put Option") all (but not part only) of its shares, being approximately 70% of all issued shares of Profitown, in Profitown exercisable at any time before the expiry of 30 months from the Completion Date at a price equal to the net tangible asset value of Profitown as at the date of exercise of such put option attributable to such shares and such purchaser will assume all the liabilities due from Swank to any member of the Profitown Group incurred prior to the date of the Shareholders Agreement at nil consideration; and

(3) if the net tangible asset value of Profitown as determined on the same basis and accounting policies and principles adopted by Profitown in its latest audited accounts shall fall below zero during the 30-month period from the Completion Date, Probest will indemnify Profitown on demand for the deficit.

The Put Option and indemnity referred to in paragraphs (2) and (3) above will cease and Probest shall have no further obligation in respect thereof if:

(a) the aggregate shareholding of the Offeror in Swank falls below 51%;

(b) there is any change to the majority of the board of directors of the Offeror since the date of and as disclosed in the Sale and Purchase Agreement; or

(c) Mr. Wang ceases to be the legal and beneficial owner of at least 75% of and in the Offeror.

Subject as aforesaid, there is no pre-condition under the Shareholders Agreement for the exercise of the Put Option by Swank. The Put Option and the exercise price thereof were negotiated between Probest and Swank on an arms-length basis as part of the terms of the Shareholders Agreement.

TIHL Deed

On Completion, Probest and the Company will execute the TIHL Deed in favour of the Offeror. Under the terms of the TIHL Deed, in the event (i) the listing of the Shares on the Stock Exchange shall be withdrawn during the 30-month period after Completion (the "Relevant Period") or (ii) trading in the Shares on the Stock Exchange is suspended during the Relevant Period and the listing of the Shares on the Stock Exchange is subsequently withdrawn; or (iii) Swank is placed under the delisting procedure by the Stock Exchange during the Relevant Period and the listing of the Shares on the Stock Exchange is withdrawn during or after the Relevant Period, in each case, as a result of any event or a series of events relating to or any condition or any change in any condition of (including any change which resulted in Swank's failure to comply with Rule 13.24 of the Listing Rules) or an act, deed or omission by any member of the Profitown Group, Probest shall indemnify the Offeror by paying the Offeror an amount of HK$56,247,530 upon demand after Swank ceases to be listed on the Stock Exchange as a result of the matters aforesaid. The Company shall be the guarantor of Probest's obligations under the TIHL Deed. The TIHL Deed does not require the Offeror to return its interest in Swank to the Company.

Probest and the Company shall have no further obligations under the said indemnity if:

(a) the aggregate shareholding of the Offeror in Swank falls below 51%;

(b) there is any change to the majority of the board of directors of the Offeror since the date of and as disclosed in the Sale and Purchase Agreement; or

(c) Mr. Wang ceases to be the legal and beneficial owner of at least 75% of and in the Offeror.

The Option Agreement

As announced in the Joint Announcement of the Company and Swank dated 29 December 2003, on 16 December 2003, Fortune Dynamic and the Company (as warrantor of Fortune Dynamic) entered into the Option Agreement with Rich Global. Fortune Dynamic, the Company and Rich Global entered into a conditional cancellation agreement on 20 January 2005 whereby it was provided that subject to Completion taking place within 10 Business Days of the Long Stop Date, the Option Agreement shall be cancelled on Completion and in consideration of which Fortune Dynamic shall pay to Rich Global a sum of HK$2,000,000 on receipt of the first instalment of the consideration by Probest as mentioned in the section headed "Sale and Purchase Agreement" above. The said sum of HK$2,000,000 was agreed between Fortune Dynamic and Rich Global as a matter of commercial decision.

POSSIBLE UNCONDITIONAL CASH OFFERS

Following and subject to Completion, the Offeror and parties acting in concert with it will own approximately 60% of the entire issued share capital of Swank (assuming that Swank's issued share capital remains unchanged from that as at the Latest Practicable Date). As a result, the Offeror will be obliged under Rule 26 of the Takeovers Code to make mandatory unconditional cash offers for all the issued Shares (other than those already owned by the Offeror and parties acting in concert with it). Swank had no outstanding convertible securities, warrants or options as at the Latest Practicable Date.

The terms of the Offer will be set out in the Offer Document.

GENERAL

The Disposal and the Loan Restructuring Agreement constitutes a major transaction for the Company under Chapter 14 of the Listing Rules. Upon completion of the Disposal, Swank will cease to be the subsidiary of either Probest or the Company. As permitted under Rule 14.44 of the Listing Rules, as no shareholder is required to abstain from voting in the event the Company convenes a meeting for the purpose of obtaining approval for the entering into of the Sale and Purchase Agreement and the Loan Restructuring Agreement and the transactions contemplated thereunder and as Winspark Venture Limited, being the controlling shareholder of the Company which holds 165,835,963 Shares in the Company, representing approximately 58% of the issued share capital of the Company as at the Latest Practicable Date, has no interest in the Sale and Purchase Agreement and the Loan Restructuring Agreement and the transactions contemplated thereunder save for its shareholding in the Company and has provided its written consent to the Sale and Purchase Agreement and the Loan Restructuring Agreement and the transactions contemplated thereunder, no meeting of the shareholders of the Company will be convened for this purpose and such condition is already fulfilled as at the date of the Joint Announcement.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

1. FINANCIAL SUMMARY

The following is a summary of the published audited consolidated results of the Group for each of the three years ended 31 December 2004 and the audited assets and liabilities of the Group as at 31 December 2002, 31 December 2003 and 31 December 2004 respectively:

	Year ended 31 December		
	2004	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
TURNOVER	691,136	722,782	741,077
PROFIT BEFORE TAXATION	25,205	4,535	66,357
TAXATION	(452)	(1,778)	(4,675)
PROFIT BEFORE MINORITY INTERESTS	24,753	2,757	61,682
Minority interests	5,758	8,941	1,165
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	30,511	11,698	62,847

	Year ended 31 December		
	2004	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
TOTAL ASSETS	918,646	915,062	859,700
TOTAL LIABILITIES	158,289	193,722	139,390
MINORITY INTERESTS	21,136	23,125	32,233
NET ASSETS	739,221	698,215	688,077

2. AUDITED FINANCIAL STATEMENTS

The following is the audited consolidated income statement of the Group for each of the two years ended 31 December 2004 and the audited consolidated balance sheet of the Group as at 31 December 2003 and 2004 together with the relevant notes ("Financial Statements"), as extracted from the Company's annual report for the year ended 31 December 2004 respectively.

Consolidated Income Statement
Year ended 31 December 2004

	Notes	**2004** *HK$'000*	**2003** *HK$'000*
TURNOVER	*5*	691,136	722,782
Cost of sales		(599,715)	(621,877)
Gross profit		91,421	100,905
Other revenue	*6*	14,089	11,652
Negative goodwill recognised as income		13,062	23,550
Gain on disposal of properties held for sale		3,900	–
Gain on disposal of partial interest in Swank		8,458	18,407
Surplus/(deficit) on revaluation of leasehold land and buildings, net		4,843	(1,015)
Write back of over-provision/(provision) against properties held for sale		3,150	(2,967)
Gain on disposal of interests in associates		10,900	–
Provision against loans receivable		–	(20)
Distribution costs		(24,050)	(27,194)
Administrative expenses		(102,639)	(109,870)
Other operating expenses		(720)	(10,640)
PROFIT FROM OPERATING ACTIVITIES	*7*	22,414	2,808
Share of profits less losses of associates		2,791	1,727
PROFIT BEFORE TAXATION		25,205	4,535
TAXATION	*10*	(452)	(1,778)
PROFIT BEFORE MINORITY INTERESTS		24,753	2,757
Minority interests		5,758	8,941
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	*11*	30,511	11,698
EARNINGS PER SHARE	*12*		
Basic		10.67 cents	4.09 cents
Diluted		N/A	N/A

Consolidated Balance Sheet
31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	13	169,411	185,769
Investment properties	14	93,000	–
Negative goodwill	15	(27,284)	(40,346)
Interests in associates	17	37,220	35,581
Prepaid rental	18	2,640	3,377
Rental deposits		–	388
Deferred product development costs	19	5,861	4,783
Loans receivable	20	2,000	–
		282,848	189,552
Current assets			
Properties held for sale	21	6,000	5,700
Short term investments	22	7,491	–
Inventories	23	89,410	77,910
Accounts receivable	24	115,889	140,416
Bills receivable		574	1,881
Loans receivable	20	1,067	12,321
Interest receivable on loans		19	12
Prepayments, deposits and other receivables		17,624	30,681
Time deposits		290,469	147,192
Cash and bank balances		107,255	309,397
		635,798	725,510
LIABILITIES			
Current liabilities			
Accounts payable	25	92,704	119,275
Amount due to associates	17	12,647	12,781
Other payables and accruals		30,423	37,622
Tax payable		20,133	21,368
		155,907	191,046
Net current assets		479,891	534,464
Total assets less current liabilities		762,739	724,016
Non-current liabilities			
Provision for long service payments	26	949	1,243
Deferred tax liabilities	27	1,433	1,433
		2,382	2,676
MINORITY INTERESTS		21,136	23,125
NET ASSETS		739,221	698,215
CAPITAL AND RESERVES			
Issued capital	28	2,861	2,861
Reserves	30(a)	736,360	695,354
		739,221	698,215

Balance Sheet
31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	13	27	56
Interests in subsidiaries	16	331,772	298,580
		331,799	298,636
Current assets			
Prepayments, deposits and other receivables		853	708
Tax recoverable		14	14
Time deposits		273,042	131,000
Cash and bank balances		3,931	178,375
		277,840	310,097
LIABILITIES			
Current liabilities			
Other payables and accruals		1,606	2,228
Net current assets		276,234	307,869
Total assets less current liabilities		608,033	606,505
Non-current liabilities			
Provision for long service payments	26	230	240
NET ASSETS		607,803	606,265
CAPITAL AND RESERVES			
Issued capital	28	2,861	2,861
Reserves	30(b)	604,942	603,404
		607,803	606,265

Consolidated Statement of Changes in Equity

Year ended 31 December 2004

		Reserves									
	Share capital	Share premium	Exchange fluctuation reserve	Capital reserve	Contributed surplus	Capital redemption reserve	Property revaluation reserve	Investment property reserve	Retained profits	Total reserves	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2003	286,069	200,556	1,744	801	-	77	1,290	-	197,540	402,008	688,077
Arising from revaluation of leasehold land and buildings	-	-	-	-	-	-	(1,290)	-	-	(1,290)	(1,290)
Exchange realignment	-	-	(437)	-	-	-	-	-	-	(437)	(437)
Exchange realignment shared by minority interests	-	-	167	-	-	-	-	-	-	167	167
Net gains and losses not recognised in the consolidated income statement	-	-	(270)	-	-	-	-	-	-	(270)	(270)
Capital reorganisation	(283,208)	-	-	-	283,208	-	-	-	-	283,208	-
Profit for the year	-	-	-	-	-	-	-	-	11,698	11,698	11,698
At 31 December 2003 and 1 January 2004	2,861	200,556	1,474	801	283,208	77	-	-	209,238	695,354	698,215
Arising from revaluation of leasehold land and building	-	-	-	-	-	-	375	-	-	375	375
Arising from valuation on investment properties	-	-	-	-	-	-	-	9,652	-	9,652	9,652
Exchange realignment	-	-	499	-	-	-	-	-	-	499	499
Exchange realignment shared by minority interests	-	-	(31)	-	-	-	-	-	-	(31)	(31)
Net gains and losses not recognised in the consolidated income statement	-	-	468	-	-	-	-	-	-	468	468
Profit for the year	-	-	-	-	-	-	-	-	30,511	30,511	30,511
At 31 December 2004	2,861	200,556	1,942	801	283,208	77	375	9,652	239,749	736,360	739,221
Issued capital and reserves retained by:											
Company and its subsidiaries	2,861	200,556	1,942	801	283,208	77	375	9,652	230,585	727,196	730,057
Associates	-	-	-	-	-	-	-	-	9,164	9,164	9,164
31 December 2004	2,861	200,556	1,942	801	283,208	77	375	9,652	239,749	736,360	739,221
Company and its subsidiaries	2,861	200,556	1,474	801	283,208	77	-	-	202,865	688,981	691,842
Associates	-	-	-	-	-	-	-	-	6,373	6,373	6,373
31 December 2003	2,861	200,556	1,474	801	283,208	77	-	-	209,238	695,354	698,215

Consolidated Cash Flow Statement
Year ended 31 December 2004

	2004 HK$'000	2003 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	25,205	4,535
Adjustments for:		
(Surplus)/deficit on revaluation of leasehold land and buildings, net	(4,843)	1,015
(Write back of provision)/provision against properties held for sale	(3,150)	2,967
Share of profits less losses of associates	(2,791)	(1,727)
Interest income on bank deposits	(1,575)	(3,621)
Dividend income from listed investments	(363)	–
Negative goodwill recognised as income	(13,062)	(23,550)
Gain on disposal of partial interest in Swank	(8,458)	(18,407)
Gain on disposal of interests in associates	(10,900)	–
(Gain)/loss on disposal of properties held for sales	(3,900)	240
Depreciation	35,279	34,836
Amortisation of prepaid rental	737	737
Amortisation of deferred product development costs	1,421	1,189
(Write back of provision)/provision against doubtful accounts receivable	(1,090)	8,021
Provision against inventories	289	12,397
Provision against loans receivable	–	20
(Gain)/loss on disposal of fixed assets	(21)	118
Exchange differences	(183)	(437)
Operating profit before working capital changes	12,595	18,333
Additions to deferred product development costs	(2,499)	(1,777)
Decrease in balances with associates, net	3,648	822
Increase in short-term investments	(7,491)	–
Decrease/(increase) in accounts receivable	25,617	(43,581)
Decrease in bills receivable	1,307	24
Decrease in loans receivable	9,254	98,193
(Increase)/decrease in interest receivable on loans	(7)	110
Decrease/(increase) in prepayments, deposits and other receivables	12,417	(9,006)
(Increase)/decrease in inventories	(11,789)	11,432
(Decrease)/increase in accounts payable	(26,571)	48,157
(Decrease)/increase in accrued liabilities and other payables	(7,199)	1,641
Decrease in provision for long service payments	(294)	(222)
Cash generated from operations	8,988	124,126
Interest received	1,575	3,621
Hong Kong profits tax paid	(1,631)	(804)
Overseas tax paid	(56)	–
NET CASH INFLOW FROM OPERATING ACTIVITIES	8,876	126,943

	2004 *HK$'000*	2003 *HK$'000*
CASH FLOWS FROM INVESTING ACTIVITIES		
Dividends received from listed investments	363	–
Purchase of property, plant and equipment	(13,956)	(21,241)
Purchase of investment properties	(83,348)	–
Purchase of properties held for sales	(9,683)	–
Proceeds from disposal of properties held for sale	16,433	4,093
Proceeds from disposal of fixed assets	274	168
Refund of rental deposits	388	584
Proceeds from disposal of partial interest in subsidiaries	12,088	18,407
Dividends received from associates	5,000	–
Proceeds from disposal of interests in associates	4,700	–
Proceeds from Swank's issue of shares	–	5,225
NET CASH (OUTFLOW)/INFLOW FROM INVESTING ACTIVITIES	(67,741)	7,236
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(58,865)	134,179
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	456,589	322,410
CASH AND CASH EQUIVALENTS AT END OF YEAR	397,724	456,589
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	107,255	309,397
Non-pledged time deposits with original maturity of less than three months when acquired	290,469	147,192
	397,724	456,589

NOTES TO THE CONSOLIDATE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

a) Principal activities

The principal activity of the Company is investment holding. During the year, the Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products. There were no significant changes in the nature of the Group's principal activities during the year.

b) Basis of consolidation

The Group financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2004. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated income statement.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2. RECENTLY ISSUED HONG KONG FINANCIAL REPORTING

Impact of recently issued Hong Kong Financial Reporting Standards ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in preparing the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements are prepared under the historical cost convention as modified by the revaluation of certain properties. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). A summary of the principal accounting policies adopted by the Group is set out below.

a) **Subsidiaries**

A subsidiary is a company in which the Group or Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors. Subsidiaries are considered to be controlled if the company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

Investments in subsidiaries in the balance sheet are stated at cost less provision, if necessary, for any permanent diminution in value. The results of subsidiaries are accounted to the extent of dividends received and receivable.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

b) **Joint venture companies**

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture company is treated as:

i) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture company;

ii) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company;

iii) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture company; and

iv) a long term investment, if the Group holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

c) Associates

An associate is a company in which the Group or the Company has significant influence and which is neither a subsidiary nor a joint venture of the Group or the Company.

The investments in associates are stated at cost less provision, if necessary, for any impairment loss, such provision being determined for each associate individually. The results of associates are accounted for to the extent of dividends received and receivable.

The investments in associates are accounted for in the consolidated balance sheet under the equity method whereby the investments are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's or the Company's share of net assets of the associates. The results of the associates are accounted for in the consolidated income statement to the extent of the Group's or the Company's share of the associates' results of operation.

d) Goodwill

Goodwill arising on acquisition of subsidiaries and associates represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life.

On disposal of subsidiaries and associates, the gain or loss on disposal is calculated by reference to the net assets or all liabilities at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

e) Negative goodwill

Negative goodwill arising on acquisitions of controlled subsidiaries, associates and jointly controlled entities represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

- for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

- for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated income statement over the weighted average useful life of those non-monetary assets that are depreciable/ amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated income statement.

In respect of any negative goodwill not yet recognised in the consolidated income statement:

- for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill; and

- for associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement or which has previously been dealt with as movement on Group reserves is credited to the consolidated income statement.

f) **Impairment of assets**

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/ amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

g) **Property, plant and equipment and depreciation**

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Land held under medium term leases	Over the remaining lease terms
Buildings	4%
Leasehold improvements	5 – 50%
Plant and machinery	6.67 – 20%
Furniture, fixtures and office equipment	10 – 20%
Motor vehicles	20%

Changes in the values of property, plant and equipment resulting from revaluations are dealt with, on an individual asset basis, as movements in the asset revaluation reserve. Deficits arising from revaluation, to the extent they cannot be offset against the revaluation surplus in respect of the same asset, are charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged.

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant property, plant and equipment. On disposal or retirement, the attributable revaluation surplus not previously dealt with in retained profits is transferred directly to retained profits.

h) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential with rental income being negotiated at arm's length.

Changes in the value of the investment property is treated as movements in an investment property revaluation reserve, unless the total of this reserve is insufficient to cover a deficit on a portfolio basis, in which case the amount by which the deficit exceeds the total amount in the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the income statement.

Investment properties are stated in the balance sheet at their carrying values. Carrying values represent the valuation less accumulated depreciation of investment properties at time when the properties are reclassified to investment properties. Investment properties are not depreciated except where the unexpired term of the lease is 20 years or less in which case depreciation is provided on the carrying amount over the remaining term of the lease.

i) **Research and development costs**

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expenses when incurred.

Deferred development costs are stated at cost less any impairment losses and are amortised using the straight-line method over the commercial lives of the underlying products not exceeding seven years, commencing from the date when the products are put into commercial production.

j) **Short term investments**

Short term investments are investments in equity securities held for trading purposes and are stated at their fair values at the balance sheet date on an individual investment basis. Fair values are determined by reference to quoted market prices net of any discount which is deemed necessary by the directors to reflect the potential impact of the disposal of such shares in the case of substantial shareholdings. The gains or losses arising from changes in the fair value of a security are credited to or charged to the income statement in the period in which they arise.

k) **Properties held for sale**

Properties held for sale are stated at the lower of carrying amount and net realisable value.

l) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

m) **Provisions and contingent liabilities**

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company or has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settled the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

n) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

o) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are credited or charged to the income statement on the straight-line basis over the lease terms.

p) **Employee benefits**

Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Hong Kong Employment Ordinance.

A provision is recognised in respect of probable future long services payments expected to be made. The provision is based on the best estimate of the probable future payments which has been earned by the employees from their service to the Group to the balance sheet date.

Retirement benefits scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basis salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

The employees of the Group's subsidiaries in the People's Republic of China (the "PRC") are members of the state-sponsored retirement scheme operated by the government of the PRC.

Share option scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

q) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

r) Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits and short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and bank balances and time deposits represent assets which are not restricted as to use.

s) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

i) From the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

ii) Interest, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

iii) From the sale of listed equity investments, on the trade day;

iv) From the sale of properties, when the legally binding sales contract is signed;

v) Dividends, when the shareholders' right to receive payment has been established; and

vi) Management fee, when the services are rendered.

t) Translation of foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the consolidated income statement.

On consolidation, the financial statements of overseas subsidiaries and associates are translated into Hong Kong dollars using the net investment method. The income statement of overseas subsidiaries and associates are translated into Hong Kong dollars at the weighted average exchange rates for the year, and their balance sheets are translated to Hong Kong dollars at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated to Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated to Hong Kong dollars at the weighted average exchange rates for the year.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating business are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

a) The electronic products segment consists of the manufacture and sale of electronic products;

b) The PCBs segment consists of the manufacture and sale of PCBs;

c) The electronic components and parts segment consists of the trading and distribution of electronic components and parts;

d) The listed equity investments segment consists of the trading of listed equity investments;

e) The provision of finance segment consists of the provision of loan financing services; and

f) The optical products segment consists of the manufacture and sale of optical products.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to the third parties at the then prevailing market prices.

a) **Business segments**

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue																
Sales to external customers	391,632	398,361	108,992	130,901	-	2	15,515	870	107	412	174,890	192,236	-	-	691,136	722,782
Inter-segment sales	-	-	4,787	11,458	19,416	21,071	-	-	2,887	-	-	-	(27,090)	(32,529)	-	-
Other revenue	3,356	1,904	5,192	1,412	-	25	469	421	-	-	2,800	3,167	-	-	11,817	6,929
Total	394,988	400,265	118,971	143,771	19,416	21,098	15,984	1,291	2,994	412	177,690	195,403	(27,090)	(32,529)	702,953	729,711
Segment results	17,288	17,027	(18,328)	(18,342)	683	673	(3,607)	(7,297)	(5,800)	(9,177)	(5,345)	(21,673)	642	(60)	(14,467)	(38,849)
Interest, dividend income and unallocated gains															2,272	4,723
Negative goodwill recognized as income															13,062	23,550
Gain on disposal of partial interest in Swank															8,458	18,407
Gain on disposal of properties held for sale															3,900	-
Write back of over-provision/ (provision) against properties held for sale															3,150	(2,967)
Surplus/(deficit) on revaluation of leasehold land and building, net															4,843	(1,015)
Gain on disposal of interests in associates															10,900	-
Unallocated expenses															(9,704)	(1,041)
Profit from operating activities															22,414	2,808
Share of profits less losses of associates															2,791	1,727
Profit before taxation															25,205	4,535
Taxation																
Company and subsidiaries															(452)	(1,627)
Associates															-	(151)
Profit before minority interests															24,753	2,757
Minority interests															5,758	8,941
Net profit from ordinary activities attributable to shareholders															30,511	11,698

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets	185,093	194,155	119,469	129,691	1,222	5,202	23,884	6,675	101,612	57,953	195,056	166,971	(16,641)	(5,518)	609,695	555,129
Interests in associates	-	-	-	-	-	-	-	-	-	-	37,220	35,581	-	-	37,220	35,581
Unallocated assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	271,731	324,352
Total															918,646	915,062
Segment liabilities	31,309	44,962	80,327	66,800	1,396	3,341	42	96	125	83	41,356	56,997	(16,600)	(5,457)	137,953	166,822
Unallocated liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20,336	26,900
Total liabilities															158,289	193,722
Other segment information																
Depreciation and amortisation	14,303	13,100	6,724	9,760.	119	-	-	-	-	-	13,645	10,980	-	-	34,791	33,840
Unallocated amounts															2,646	2,922
															37,437	36,762
Capital expenditure	10,216	18,723	3,154	2,198	-	-	-	-	-	-	3,000	1,053	-	-	16,370	21,974
Unallocated amounts															85	1,044
															16,455	23,018
Provision against loans receivable	-	-	-	-	-	-	-	-	-	20	-	-	-	-	-	20
Write back of over-provision (provision) against properties held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,150	(2,967)
Write back of (over-provision)/ provision against doubtful accounts receivable	-	-	(1,090)	2,947	-	-	-	-	-	-	-	5,074	-	-	(1,090)	8,021
Provision against inventories/ (write-back of over-provision against inventories)	291	(97)	(240)	5,326	-	-		-	-	-	238	7,168	-	-	289	12,397
Surplus/(deficit) on revaluation of leasehold land and buildings	643	(643)	-	-	-	-	-	-	-	-	-	-	-	-	643	(643)
Unallocated amounts															4,200	(372)
															4,843	(1,015)
Surplus/(deficit) on property revaluation recognized directly in equity	375	(1,290)	-	-	-	-	-	-	-	-	-	-	-	-	375	(1,290)
Unallocated amounts															9,652	-
															10,027	(1,290)

b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments.

Group

	Europe		North America		Hong Kong		Japan		Others		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:														
Sales to external customers	89,922	100,032	189,345	231,592	183,782	197,090	180,807	150,401	47,280	43,667	–	–	691,136	722,782

	Hong Kong		Mainland PRC		Others		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other segment information:										
Segment assets	675,826	577,418	193,395	254,868	12,205	47,195	–	–	881,426	879,481
Interests in associates	(10,165)	(9,376)	47,224	44,796	161	161	–	–	37,220	35,581
									918,646	915,062
Capital expenditure	160	1,262	16,295	21,756	–	–	–	–	16,455	23,018

5. TURNOVER

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing.

Revenue from the following activities has been included in turnover:

	2004	2003
	HK$'000	*HK$'000*
Manufacture and sale of electronic products	391,632	398,361
Manufacture and sale of PCBs	108,992	130,901
Trading and distribution of electronic components and parts	–	2
Trading of listed equity investments	15,515	870
Provision of loan financing	107	412
Manufacture and sale of optical products	174,890	192,236
	691,136	722,782

6. OTHER REVENUE

	2004	2003
	HK$'000	*HK$'000*
Bank interest income	1,575	3,621
Dividends income from listed investments	363	–
Sales of obsolete inventories	2,795	889
Management fee received	1,908	2,346
Product development income	2,678	2,709
Rental income	1,024	421
Sales of raw materials	1,778	446
Others	1,968	1,220
	14,089	11,652

7. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2004	2003
	HK$'000	*HK$'000*
Cost of inventories	583,563	621,192
Depreciation	35,279	34,836
Amortisation of prepaid rental	737	737
Amortisation of deferred product development costs	1,421	1,189
Minimum lease payments under operating leases:		
Land and buildings	9,495	9,673
Office equipment	233	269
Staff costs (including directors' remuneration – note 8):		
Wages and salaries	114,775	119,856
Pension contributions	1,818	2,261
Less: Forfeited contributions	(562)	(393)
	1,256	1,868
	116,031	121,724
Auditors' remuneration:		
Current year provision	1,370	1,930
Prior year underprovision	–	65
	1,370	1,995
(Write back of provision)/provision against doubtful accounts receivable	(1,090)	8,021
Provision against inventories	289	12,397
Negative goodwill recognised as income	(13,062)	(23,550)
(Gain)/loss on disposal of property, plant and equipment	(21)	118
(Gain)/loss on disposal of properties held for sales	(3,900)	240
Exchange losses, net	1,068	276
Net loss/(gain) on disposal of listed equity investments	88	(185)
Gain on disposal of partial interest in Swank	(8,458)	(18,407)

The cost of inventories sold includes HK$102,679,000 (2003: HK$95,087,000) relating to direct staff costs, provision against inventories, amortisation of prepaid rental, amortisation of deferred product development costs, operating lease rentals of land and buildings and depreciation of the manufacturing activities, which are also included in the respective total amounts disclosed above for each of these types of expenses.

* At 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2003: Nil).

8. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Section 161 of the Hong Kong Companies Ordinance is as follows:

	2004	**2003**
	HK$'000	*HK$'000*
Directors' fees		
Executive	–	–
Independent non-executive	361	330
Other emoluments:		
Executive:		
Salaries and other benefits	7,189	8,229
Bonuses	–	–
Pension contributions	295	369
Independent non-executive:		
Salaries and other benefits	–	–
	7,845	8,928

The remuneration of the directors fell within the following bands:

	Number of directors	
	2004	**2003**
Nil – HK$1,000,000	5	4
HK$1,000,001 – HK$1,500,000	1	1
HK$1,500,001 – HK$3,000,000	2	2
	8	7

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2003: Nil).

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2003: three) directors, details of whose remuneration are set out in note 8 above. The details of the remuneration of the remaining three (2003: two) non-director, highest paid employees for the year are as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	3,520	3,210
Pension contributions	103	56
	3,623	3,266

The remuneration of the non-director, highest paid employees fell within the following bands:

	Number of employees	
	2004	2003
Nil – HK$1,000,000	1	–
HK$1,000,001 – HK$1,500,000	2	1
HK$1,500,001 – HK$2,000,000	–	1
	3	2

10. TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2004	2003
	HK$'000	*HK$'000*
The PRC:		
Hong Kong:		
Current year provision	976	1,524
(Over)/under provision in prior years	(750)	80
Mainland China	226	23
	452	1,627
Share of tax attributable to associates	–	151
Total tax charge for the year	452	1,778

In accordance with the applicable enterprise income tax law of the PRC, the Group's subsidiaries registered in Mainland China, Dongguan Yifu Circuit Board Factory ("Yifu") and Gaojin Electronics (Shenzhen) Co., Ltd ("Gaojin"), are exempt from income tax for their first two profitable years of operations and are entitled to 50% relief on the income tax that would otherwise be charged for the succeeding three years.

The foregoing tax concession for Yifu has expired. Pursuant to a further tax concession granted in the current year, the income tax rate applicable to 15% for 2004 (2003: 15%). Gaojin began its first profitable year as the year ended 31 December 2002 and entitled to the 50% relief on the income tax. The income tax applicable rate to Gaojin is 15% per annum.

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company, its subsidiaries and associates are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e. the statutory tax rates) to the effective tax rates, are as follows:

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Profit before tax	25,205	4,535
Tax at the statutory tax rate	4,411	794
Adjustments in respect of current tax of previous years	(750)	80
Income not subject to taxation	(5,502)	(945)
Expenses not deductible for taxation	2,419	2,325
Tax losses utilised from previous years	(759)	(476)
Effect of different taxation rates in other countries	633	–
Tax charge at the Group's effective rate	452	1,778

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2004 dealt with in the financial statements of the Company is HK$1,538,000 (2003: HK$30,768,000).

12. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of HK$30,511,000 (2003: HK$11,698,000) and the weighted average of 286,068,644 (2003: 286,068,644) ordinary shares in issue during the year.

A diluted earnings per share for the year ended 31 December 2003 and 2004 have not been disclosed as no diluting events existing during these years.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold land and buildings	Leasehold improve-ments	Plant and machinery	Furniture, fixtures and office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost or valuation						
At beginning of year	34,900	45,671	181,048	48,235	3,667	313,521
Additions	–	4,025	7,836	2,095	–	13,956
Disposals	–	(77)	(642)	(179)	(332)	(1,230)
Surplus on revaluation	4,200	–	–	–	–	4,200
At 31 December 2004	39,100	49,619	188,242	50,151	3,335	330,447
Accumulated depreciation						
At beginning of year	–	19,481	86,027	19,715	2,529	127,752
Provided during the year	1,018	5,955	19,663	8,261	382	35,279
Disposals	–	(14)	(494)	(174)	(295)	(977)
Write-back on revaluation	(1,018)	–	–	–	–	(1,018)
At 31 December 2004	–	25,422	105,196	27,802	2,616	161,036
Net book value						
At 31 December 2004	39,100	24,197	83,046	22,349	719	169,411
At 31 December 2003	34,900	26,190	95,021	28,520	1,138	185,769
An analysis of cost or valuation						
At cost	–	49,619	188,242	50,151	3,335	291,347
At 2004 valuation	39,100	–	–	–	–	39,100
	39,100	49,619	188,242	50,151	3,335	330,447

Company

	Leasehold improvements *HK$'000*	Furniture and fixtures *HK$'000*	Total *HK$'000*
Cost:			
At beginning of year and at 31 December 2004	13	144	157
Accumulated depreciation:			
At beginning of year	8	93	101
Provided during the year	2	27	29
At 31 December 2004	10	120	130
Net book value:			
At 31 December 2004	3	24	27
At 31 December 2003	5	51	56

The analysis of the Group's leasehold land and buildings at 31 December 2004 is as follows:

	At valuation *HK$'000*
Medium term leasehold land and buildings situated in Mainland PRC	24,100
Medium term leasehold land and buildings situated in Hong Kong	15,000
	39,100

The leasehold land and buildings have been valued on an open market value basis, based on their existing use, by B.I. Appraisals Limited, an independent firm of professional valuers, on 31 December 2004 at HK$39,100,000. Revaluation surplus of HK$4,843,000 and HK$375,000 resulting from these valuations have been credited to the income statement and to the property revaluation reserve, respectively.

Had the Group's land and buildings stated at valuation been carried at cost less accumulated depreciation, they would have been included in the financial statements at approximately HK$39,830,000 (2003: HK$40,848,000).

Certain of the Group's leasehold land and buildings were pledged to secure banking facilities granted to the Group. The net book values of the pledged assets included in the total amount of property, plant and equipment at 31 December 2004 amounted to HK$15,000,000 (2003: HK$11,200,000).

14. INVESTMENT PROPERTIES

Group

	2004
	HK$'000
At 1 January 2004	–
Additions	83,348
Surplus on revaluation	9,652
At 31 December 2004	93,000

Investment properties were valued at their open market value at 31 December 2004 by B.I. Appraisals Limited, an independent firm of professional valuers. These valuations gave rise to a revaluation surplus of HK$9,652,000 which have been credited to the investment property reserve.

The investment properties are held under long-term lease in Hong Kong.

15. NEGATIVE GOODWILL

The amounts of the negative goodwill recognised in the consolidated balance sheet, arising from the acquisition of Swank International Manufacturing Company Limited ("Swank") and additional investment in Electronics Tomorrow Manufactory Inc. in 2002, are as follows:

Group

	HK$'000
Cost	
At 1 January 2004	88,680
Accumulated recognition as income	
At 1 January 2004	48,334
Recognition as income during the year	13,062
At 31 December 2004	61,396
Net book value	
At 31 December 2004	27,284
At 31 December 2003	40,346

16. INTERESTS IN SUBSIDIARIES

	2004 *HK$'000*	2003 *HK$'000*
Unlisted shares, at cost	93,316	93,316
Due from subsidiaries	279,862	244,045
Due to subsidiaries	(2,778)	(153)
	370,400	337,208
Provisions for impairment loss	(38,628)	(38,628)
	331,772	298,580

The balances with the subsidiaries are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2004	2003	Principal activities
Active Base Limited	Hong Kong	HK$2	100%	100%	Provision of loan financing
Allied Trade Limited	The British Virgin Islands	US$1	100%	–	Investment holding
Allied Success Inc.	The British Virgin Islands	US$10,000	88%	–	Investment holding
Connion Limited	Hong Kong	HK$2	100%	100%	Securities investment and property holding
E-Top PCB Limited	Hong Kong	HK$100	57%	65%	Trading of printed circuit boards
Eastec Purchasing Limited	The British Virgin Islands/ Japan	US$1	100%	100%	Trading of electronic components and parts
Eastec Technology Limited	Hong Kong	HK$2	100%	100%	Trading of electronic components and parts

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2004	2003	Principal activities
Electronics Tomorrow International Limited	The British Virgin Islands	US$600	100%	100%	Investment holding
Electronics Tomorrow Limited	Hong Kong	HK$500,000	100%	100%	Manufacture and sale of electronic products
Electronics Tomorrow Manufactory Inc.	The British Virgin Islands	US$350	57%	65%	Investment holding
Fortune Dynamic Group Corp. ("Fortune Dynamic")	The British Virgin Islands	US$1	100%	100%	Investment holding
Good Order International Inc.	The British Virgin Islands	US$100	100%	100%	Investment holding
Issegon Company Limited	Hong Kong	HK$300,000	100%	100%	Investment holding
Master Base Limited	The British Virgin Islands	US$1	100%	100%	Investment holding
Maxwood Limited	Hong Kong	HK$2	100%	100%	Securities investment
Merit Team Limited	Hong Kong	HK$2	100%	–	Property holding
Plentiful Light Limited	The British Virgin Islands/ The PRC	US$100	57%	65%	Manufacture of printer circuit boards
Probest Holdings Inc. ("Probest")	The British Virgin Islands	US$1	100%	100%	Investment holding
Dongguan Yifu Circuit Board Factory ("Yifu") (i), (iii)	The PRC	HK$64,160,000	48%	55%	Manufacture of printed circuit boards
Gaojin Electronics (Shenzhen) Company Limited ("Gaojin") (ii)	The PRC	US$5,000,000	100%	100%	Manufacture of electronic products
Dongguan De Bao Optical Company Limited ("De Bao") (iv), (vii)	The PRC	HK$58,550,910	26%	31%	Manufacture of multi-coating lenses

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2004	2003	Principal activities
Dongguan Hamwell Glasses Company Limited ("Dongguan Hamwell") (v), (vii)	The PRC	HK$62,504,800	42%	51%	Manufacture of optical products
Global Origin Limited (vii)	Hong Kong	HK$75,000,000	46%	55%	Investment holding
Profit Trend International Limited (iii)	Hong Kong	HK$1,000,000	26%	31%	Investment holding
Prowin Commercial & Industrial Limited (vii)	Hong Kong	HK$2	51%	61%	Property holding in the PRC
Shenzhen Henggang Swank Optical Industrial Company Limited ("Henggang") (iii), (vi)	The PRC	US$30,000,000	41%	49%	Manufacture of optical products
Swank International Manufacturing Company Limited (vii)	Hong Kong	HK$31,249,000	51%	61%	Investment holding
Swank International Optical Company Limited (vii)	Hong Kong	HK$100,000	51%	61%	Trading of optical products

Other than Electronics Tomorrow International Limited, Fortune Dynamic and Master Base Limited, which are held directly by the Company, all subsidiaries are held indirectly by the Company.

(i) Yifu is a Sino-foreign owned joint venture enterprise under the PRC law.

(ii) Gaojin is registered as a wholly foreign owned enterprise under the PRC law.

(iii) The Company has the power to cast the majority of votes at meetings of the board of directors of these entities and therefore they are regarded as subsidiaries of the Company.

(iv) Dè Bao is registered as a wholly foreign owned enterprise under the PRC law. The registered capital of De Bao is HK$118,100,000. At the balance sheet date, plant and machinery amounting to HK$58,550,910 has been contributed by the Group towards meeting the registered capital requirement. The outstanding amount of approximately HK$59,549,000 was due for contribution on 18 March 1999 is accordance with De Bao's articles of association. The Group has been in discussion with the relevant authorities to modify the original terms of the articles of association, including the amount of total registered capital. Up to the date of this Annual Report, the Group has not yet obtained the approval from the relevant authorities.

(v) Dongguan Hamwell is a Sino-foreign owned joint venture enterprise under the PRC law. The registered capital of Dongguan Hamwell is HK$67,940,000. At the balance sheet date, plant and machinery amounting to approximately HK$62,505,000 has been contributed by the Group to Dongguan Hamwell, towards meeting the registered capital requirement. The remaining registered capital of HK$5,435,000 has not yet been contributed by the minority shareholder of Dongguan Hamwell as at 31 December 2004.

(vi) Henggang is a Sino-foreign owned joint venture enterprise under the PRC law. Subject to the payment of an annual amount of approximately HK$2,830,000 (2003: HK$2,830,000) to the joint venture party, the Group is entitled to all of the profits and bears all of the losses of Henggang.

(vii) On 2 January 2004, the Group disposed of 10% of the interests in Swank through a sale and purchase agreement entered between the Group and an independent third party. Immediately after the completion of the agreement, the Group's equity interests in Swank decreased from 61% to 51% and a net proceeds of HK$8,406,000 was generated. In addition, on 20 January 2005, the Group entered into an agreement with an independent third party to further dispose of 46% interests in Swank.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year of formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

17. INTERESTS IN ASSOCIATES

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Share of net assets	128,876	143,592
Due from associates	8,467	5,005
Provision for impairment loss	(100,123)	(113,016)
	37,220	35,581

The amounts due from associates are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

The amounts due to associates are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal associates are as follows:

Name	Business structure	Place of incorporation and operations	Percentage of equity attributable to the Group		Principal activities
			2004	2003	
Dongguan Yueheng Optical Company Limited	Corporate	The PRC	26%	31%	Manufacture of optical lenses
Dongguan Yueheng Optical (HK) Company Limited	Corporate	Hong Kong	26%	31%	Trading of optical products
Dongguan Yueheng Optical (BVI) Company Limited	Corporate	The British Virgin Islands	26%	31%	Financial servicing and marketing of optical products

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

18. PREPAID RENTAL

	Group	
	2004	2003
	HK$'000	*HK$'000*
Cost		
At beginning and end of the year	10,500	10,500
Amortisation		
At beginning of the year	7,123	6,386
Provided during the year	737	737
At end of the year	7,860	7,123
Net book value		
At end of the year	2,640	3,377

The prepaid rental represents the capital contribution made by the joint venture partner of Yifu in the form of a right to use the property owned by the joint venture partner within the terms of the joint venture.

The prepaid rental is amortised on a straight-line basis over the underlying initial term of the joint venture of 15 years.

19. DEFERRED PRODUCT DEVELOPMENT COSTS

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Cost		
At beginning of the year	19,376	17,599
Additions	2,499	1,777
At end of the year	21,875	19,376
Accumulated amortisation and impairment		
At beginning of the year	14,593	13,404
Amortisation provided during the year	1,421	1,189
At end of the year	16,014	14,593
Net book value		
At end of the year	5,861	4,783

20. LOANS RECEIVABLE

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Secured	3,000	12,254
Unsecured	67	67
	3,067	12,321
Less: Non-current portion	(2,000)	–
	1,067	12,321

The loans receivable bear interest ranging from 3% to 12% (2003: prime rate to 12%) per annum.

21. PROPERTIES HELD FOR SALE

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
At cost	6,333	12,666
Less: Provision for impairment loss	(333)	(6,966)
	6,000	5,700

The properties held for sale are situated in Hong Kong and are held under medium term leases.

22. SHORT-TERM INVESTMENTS

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Trading securities		
– Listed equity securities in Hong Kong	7,491	–

23. INVENTORIES

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Raw materials	54,121	38,510
Work in progress	10,168	19,982
Finished goods	25,121	19,418
	89,410	77,910

As at 31 December 2004, all inventories are stated at cost.

24. ACCOUNTS RECEIVABLE

The aged analysis of the Group's accounts receivable is as follows:

	2004		**2003**	
	HK$'000	*Percentage*	*HK$'000*	*Percentage*
Current to three months	93,523	75	111,448	74
Four to six months	2,597	2	17,509	12
Seven months to one year	14,532	12	16,202	11
Over one year	13,533	11	5,450	3
	124,185	100	150,609	100
Provision	(8,296)		(10,193)	
Total after provision	115,889		140,416	

The normal credit period granted by the Group to customers ranges from 21 days to 120 days.

25. ACCOUNTS PAYABLE

The aged analysis of the Group's accounts payable is as follows:

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Current to three months	52,736	94,877
Four to six months	34,148	19,893
Seven months to one year	5,298	3,252
Over one year	522	1,253
	92,704	119,275

Accounts payable aged less than four months accounted for 57% (2003: 79.5%) of the total accounts payable.

26. PROVISION FOR LONG SERVICE PAYMENTS

	Group		Company	
	2004	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At beginning of year	1,243	1,465	240	240
Amount utilised during the year	(294)	(222)	(10)	–
At end of year	949	1,243	230	240

The Group provides for the probable future long service payments expected to be made to employees under the Hong Kong Employment Ordinance, as further explained under the heading "Employee benefits" in note 3 to the financial statements. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

27. DEFERRED TAX LIABILITIES

	Accelerated tax depreciation *HK$'000*
At 1 January 2004 and at 31 December 2004	1,433

The Group has tax losses arising in Hong Kong of approximately HK$177,890,000 (2003: 150,452,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss-making for some time.

28. ISSUED CAPITAL

	2004 *HK$'000*	2003 *HK$'000*
Authorised:		
50,000,000,000 (2003: 50,000,000,000) ordinary shares of HK$0.01 (2003: HK$0.01) each	500,000	500,000
Issued and fully paid:		
286,068,644 (2003: 286,068,644) ordinary shares of HK$0.01 each (2003: HK$0.01) each	2,861	2,861

There was no repurchase of any shares during the year.

29. SHARE OPTION SCHEME

(a) Share option schemes of the company

The Company operates a share option scheme (the "Tomorrow Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Tomorrow Scheme include the Company's directors, including independent non-executive directors, other employees of the Group, suppliers of goods or services to the Group, customers of the Group, the Company's shareholders, and any minority shareholder of the Company's subsidiaries. The Tomorrow Scheme became effective on 29 May 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Tomorrow Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Tomorrow Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. An option may be exercised under the Tomorrow Scheme at any time during a period not exceeding five years after the date when the option is granted and expiring on the last date of such period.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of an ordinary share.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

No share options have been granted during the year and no share options outstanding as at the balance sheet date.

(b) Share option schemes of Swank

All details of the Swank Scheme are the same as described under the heading "Share option schemes of the Company", except for the Swank Scheme became effective on 28 May 2002 and, unless otherwise cancelled or amended, will remain in force for a period of 10 years from that date.

No share options have been granted by Swank during the year. Swank has no share options outstanding as at the balance sheet date.

30. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity.

(b) Company

	Share premium	Capital redemption reserve	Contributed surplus	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2003	200,556	77	84,917	3,878	289,428
Capital	–	–	283,208	–	283,208
Net profit for the year	–	–	–	30,768	30,768
At 31 December 2003 and at 1 January 2004	200,556	77	368,125	34,646	603,404
Net profit for the year	–	–	–	1,538	1,538
At 31 December 2004	200,556	77	368,125	36,184	604,942

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders in certain circumstances.

31. CONTINGENT LIABILITIES

	Company	
	2004	**2003**
	HK$'000	*HK$'000*
Guarantees of banking facilities granted to subsidiaries	28,300	22,400

The Group had no other significant contingent liabilities at the balance sheet date (2003: Nil).

32. COMMITMENTS

(a) Capital commitments

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Deferred product development costs:		
Contracted for	–	–
Authorised, but not contracted for	811	1,199
	811	1,199
Commitments to contribute to subsidiaries registered in the PRC	4,618	9,638

The Company had no significant commitments at the balance sheet date (2003: Nil).

(b) Operating lease commitments

The Group leases certain of its office properties, factory premises, warehouses and office equipment under operating lease arrangements. Leases for office properties, factory premises and warehouses are negotiated for terms ranging from 1 to 15 years, and those office equipment for a term of three years.

At 31 December 2004, the Group and the Company had future minimum lease under non-cancellable operating leases falling committed for due as follows:

	Group		Company	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Land and buildings:				
Within one year	10,010	9,753	1,756	2,282
In the second to fifth years, inclusive	19,258	17,640	5,127	–
After five years	3,538	6,389	–	–
	32,806	33,782	6,883	2,282
Office equipment:				
Within one year	210	55	–	–
In the second to fifth years, inclusive	89	34	–	–
	299	89	–	–
	33,105	33,871	6,883	2,282

33. CONNECTED AND RELATED PARTY TRANSACTIONS

During the year, the Group had the following connected and related party transactions:

(i) A loan of HK$16,000,000 (2003: HK$7,000,000) was granted by a wholly-owned subsidiary of the Group to E-Top PCB Limited ("E-Top"), a 57% owned subsidiary of the Group, for its general working capital. The loan was unsecured, bore interest at the one-month Hong Kong dollar time deposit rate and had no fixed terms of repayment.

(ii) In addition, the Group had certain banking facilities, with a total limit of HK$28.3 million (2003: HK$22.4 million), which were used by a wholly-owned subsidiary of the Group. These banking facilities were secured by corporate guarantees executed by E-Top and Plentiful, both of which are 57% owned subsidiaries of the Group, and certain wholly-owned subsidiaries of the Group, and certain leasehold land and buildings of the Group (note 13).

(iii) Probest a wholly-owned subsidiary of the Group issued a promissory note to another subsidiary, Swank in 2003. The promissory note payable is unsecured with maturity date on 1 June 2006 and bearing interest at the rate equivalent to 1% over the prevailing Hong Kong prime rate per annum. During the year, interest income receivable by Probest amounted to HK$13,567,000 (2003: HK$15,076,000).

(iv) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	Notes	**2004** *HK$'000*	**2003** *HK$'000*
Sales of products to associates	(i)	10,224	8,390
Purchases of products from associates	(ii)	14,807	12,755
Management fee income from associates	(iii)	585	2,346

(i) The sale to the associates were made according to the published prices, terms and conditions offered to the major third party customers of the Group.

(ii) The purchases from the associates were made according to the published prices, terms and conditions offered by the associates to their major third party customers.

(iii) The management fee income was charged according to the management's estimation on costs of office premises and utilities used by the associates.

34. POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the Group and the Company have undertaken the following events in relation to further disposal of the interest in Swank:

(a) On 20 January 2005, a conditional sale and purchase agreement (as amended by the supplemental agreement dated 13 April 2005) ("Share Disposal Agreement") was made between Probest which is a wholly-owned subsidiary of the Company, Rich Global Investments Limited ("Rich Global") and Kingsway Lion Spur Technology Limited ("Kingsway Lion") which are subsidiaries of SW Kingsway Capital Holdings Limited, and an independent third party, China Time Investment Holdings Limited ("China Time"), pursuant to which China Time agreed to acquire from Probest, Rich Global and Kingsway Lion of 1,437,396,440, 156,283,205 and 281,238,000 existing issued shares of Swank International Manufacturing Company Limited ("Swank"), representing approximately 60% of the existing issued share of Swank, at the considerations of HK$43,121,893, HK$4,688,496 and HK$8,437,140, respectively, subject to completion of certain conditions.

The sale proceed to be receivable by Probest in two instalments will be as follows:

i) as to HK$23,121,893 within six months of completion of the Share Disposal agreement; and

ii) as to HK$20,000,000 on the anniversary of completion of the Share Disposal Agreement.

Upon completion of the Share Disposal Agreement, Probest will hold approximately 5% of the existing issued shares of Swank which in turn owns 70% issued capital of Profitown Investment Corporation ("Profitown"). Probest directly holds 30% issued capital of Profitown at the balance sheet date.

(b) On 20 January 2005, Probest, Swank and Profitown entered into a conditional loan restructuring agreement ("Loan Restructuring Agreement"), pursuant to which Probest conditionally agreed to waive an outstanding principal of the promissory note due by Swank to Probest, over and above the debt (HK$112,167,732 as of 18 April 2005) due and owing by Profitown to the Swank ("Profitown/Swank Loan"), the interest and the default interest on the debt for the period from 5 November 2003 up to and inclusive of date of the Share Disposal Agreement as referred to (a) above, in the amount of approximately HK$12,669,995 and any further interest which may be accrued on the debt up to and inclusive of the effective date when the conditions of the Loan Restructuring Agreement are fulfilled.

As part of the Loan Restructuring Agreement and on its effective date when all the stipulated conditions are fulfilled, Profitown will issue and deliver a new promissory note to Probest, in consideration of which Swank undertakes to waive a sum equivalent to the debt (which amounts to HK$112,167,732 as of 18 April 2005) from Profitown/Swank Loan. In addition, Swank will execute a guarantee in favour of Probest ("Swank Guarantee") that if and whenever Profitown defaults for any reason in payment of the principal sum due under the Promissory Note to be issued to Probest, Swank will upon demand by Probest unconditionally pay and satisfy all the interest which Profitown is liable to pay under the new Promissory Note on and after such default. The obligations of Swank under the Swank Guarantee are unsecured and will cease to be effective if the Put Option, as referred to (c) below, is exercised and the transaction contemplated under the Put Option is completed.

As at 18 April 2004, the principal amount, interests and default interests of the Debt to be waived by Probest amounted to approximately HK$66 million.

(c) Both before and immediately after completion of the said Share Disposal Agreement (referred to in note (a) above), Profitown will be held as to 30% by Probest and as to 70% by Swank. On completion of the Share Disposal Agreement, Swank, Probest and the Company, and Profitown will enter into a shareholder agreement to regulate the management of Profitown ("Profitown Shareholders Agreement"). Pursuant to principal terms of the Profitown Shareholders Agreement, Swank will have the right to request Probest or an independent third party procured by Probest to purchase (the "Put Option") all (but not part of only) of its shares, being 70% of all the existing issued shares of Profitown exercisable at any time before the expiry of 30 months from the Completion Date of the Share Disposal Agreement at a price equal to the net tangible asset value of Profitown as at the date of exercise of such put option attributable to such shares and such purchaser will assume all the liabilities due from Swank to any member of the Profitown Group incurred prior to the date of Profitown Shareholders Agreement at nil consideration. If the net tangible asset value of Profitown as determined on the same basis and accounting policies adopted by Profitown in its latest audited accounts shall fall below zero during the 30-month period from the Completion Date, Probest will indemnify Profitown on demand for the deficit. The Put Option and such indemnity by Probest will cease and Probest shall have no further obligations in respect thereto if (i) the aggregate shareholding of China Time in the Swank falls below 51%; (ii) there is any change to the majority of the board of directors of China Time since the date of and as disclosed in the Share Disposal Agreement; and (iii) Mr. Wang An Kang cease to be the legal and beneficial owner of at least 75% of and in China Time.

(d) On completion of the Share Disposal Agreement, the Company and its wholly-owned subsidiary, Probest, will execute a deed in favour of China Time ("Tomorrow Group Deed"), pursuant to which, Probest shall indemnify China Time for an amount of HK$56,247,530 upon demand in case Swank ceases to be listed on the Stock Exchange under certain circumstances as detailed in the joint announcement dated 18 April 2005 made by the Company, Swank and China Time.

Upon completion of the above Share Disposal Agreement and the Loan Restructuring Agreement, the Group will realize a gain of approximately HK$43 million.

The further details and stipulated conditions for completion, where appropriate, of the said Share Disposal Agreement, Loan Restructuring Agreement, Shareholder Agreement and the Tomorrow Group Deed are set out in the joint announcement dated 18 April 2005 made by the Company, Swank and China Time.

35. PARENT ENTERPRISES

The directors consider Winspark Venture Limited, which is incorporated in the British Virgin Islands, to be its parent enterprise at the balance sheet date.

3. INDEBTEDNESS

At the close of business on 30 April 2005 (being the latest practicable date for the purpose of this indebtedness statement prior to printing of this circular), the Group had nil outstanding borrowings.

In addition, as at 30 April 2005, the Company had contingent liabilities in respect of guarantees of banking facilities of approximately HK$28.3 million.

Save as set out in the preceding paragraph and apart from intra-group liabilities and normal trade payables and bills payable, none of the companies of the Group had outstanding as at the close of business of 30 April 2005 any mortgages, charges, debentures, loan capital, debt securities (whether issued and outstanding, and authorised or otherwise created but unissued), term loans and overdrafts, or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptances credits or other borrowings or indebtedness in the nature of borrowings or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 30 April 2005.

There has been no material change in the indebtedness or contingent liabilities of the Group since 30 April 2005.

4. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the internal resources available to the Group, the net estimated proceeds of the Disposal and in the absence of unforeseen circumstances, the Group has sufficient working capital for its present requirements for the next twelve months from the date of this circular.

5. MATERIAL ADVERSE CHANGE

Up to the Latest Practicable Date, the Board were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2004, the date to which the latest audited consolidated financial statements of the Group were made up.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accepts full responsibility for accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests or short positions of each Director and the Company's chief executive in the Shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provision of the SFO); or (b) were required to pursuant to Section 352 of the SFO to be entered in the register referred to therein; or (c) were required to pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") to be notified to the Company and the Stock Exchange were as follows:

Director	*Notes*	Through controlled corporation	Percentage of the Company's issued share capital
Mr. Yau Tak Wah, Paul	*1*	14,847,400	5.2
Mr. Tam Ping Wah	*2*	8,000	–

Notes:

1. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

2 These shares were held through Strong Trend International Limited, a company beneficially owned by Mr. Tam Ping Wah.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company has an interest or short position in any Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which is required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO including interests and short positions which the Directors or chief executive of the Company is taken or deemed to have under such provisions of the SFO); or (ii) entered in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to any Director or chief executive of the Company, the following persons, other than the Directors or chief executive of the Company, have interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of

Part XV of the SFO, or who was directly or indirectly, interested in 10% of or more of the nominal value of any class of shares capital carrying rights to vote in all circumstances at general meeting of any member of the Group:

(a) Interest in the Shares:–

Name of Shareholder	Capacity	Number of Ordinary Shares	Approximate Percentage
Winspark Venture Limited	Beneficial Owner	165,835,963 *Note (1)*	58.0%

Note:

1. The entire issued share capital of Winspark Venture Limited is beneficially owned by Mr. Chan Yuen Ming.

(b) Substantial Shareholders of other members of the Group

As at the Latest Practicable Date, so far as is known to the directors of the Company, the following are parties, other than a director of the Company, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of substantial shareholders	% of existing issued share capital
Electronics Tomorrow Manufactory Inc.	Limbrick Investment Limited	26%
Allied Success Inc.	Prime Star Industries Limited	12%
Dongguan Yifu Circuit Board Factory	Wanjiang Development	16.37%
Profitown Investment Corporation	Swank International Manufacturing Co. Ltd	70%

Save as disclosed above, the Directors and the chief executives of the Company are not aware that there is any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at a general meeting of any other member of the Group.

4. MATERIAL LITIGATIONS

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries are engaged in any litigation or arbitration or claim of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries (other than the Swank Group).

5. SERVICE CONTRACTS

The Company entered into a service contract with Mr. Wu Wang Li, an independent non-executive director of the Company for a term of 1 year commencing from 27th September 2004 with a director's fee of HK$120,000 per annum.

Save as disclosed above, there is no existing or proposed service contract between any of the Directors and the Company or any of its subsidiaries which is not terminable within one year without payment compensation (other than statutory compensation) and no service contract has been entered into or amended within six months before the Latest Practicable Date.

6. EXPERT AND CONSENT

The following is the qualification of the expert who has given an opinion or advice which is contained or referred to in this circular:

Name	Qualification
CCIF CPA Limited	Certified Public Accountant

As at the Latest Practicable Date, CCIF CPA Limited was not beneficially interested in the share capital of any member of the Group nor did either of it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did it have any interest, either direct or indirect, in any assets which have been, since 31 December 2004 (the date to which the latest published audited financial statements of the Group were made up), acquired by or disposed of or leased to or are proposed to be acquired by or disposed of or leased to any member of the Group.

CCIF CPA Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its opinion and references to its name and opinion in the form and context in which it respectively appears.

7. MATERIAL CONTRACTS

Save as disclosed below, as of the Latest Practicable Date, the Company or its subsidiaries have not entered into any material contracts (not being contracts entered into in the ordinary course of business) within the two years immediately preceding the date of the Joint Announcement:–

1. Underwriting Agreement entered into between Probest, Swank and the Company dated 3 September 2003 in relation to the underwriting of an open offer of 2,901,658,253 shares in Swank;

2. Loan Settlement Agreement dated 3 September 2003 entered into between Swank and Probest for the settlement of an unsecured loan in the principal sum of HK$250,000,000 owing by Swank to Probest;

3. Sale and Purchase Agreement dated 3 September 2003 entered into between Probest, Swank and the Company relating to the sale by Swank to Probest of 30% of the entire issued share capital in Profitown and 30% of the loan due from Profitown to Swank;

4. the Option Agreement;

5. Placing Agreement entered into between Probest and Kingsway Financial Services Group Limited dated 16 December 2003 in relation to placing of 412,794,000 Shares held by Probest;

6. Sale and Purchase Agreement entered into between Probest, Rich Global and Kingsway Lion dated 16 December 2003 in relation to the sale of 593,724,000 Shares by Probest to Rich Global and Kingsway Lion;

7. the Sale and Purchase Agreement;

8. the Loan Restructuring Agreement; and

9. the conditional cancellation agreement dated 20 January 2005 in relation to the Option Agreement.

8. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or any of their respective associates had any interest in any business which causes or may cause any significant competition with the business of the Group or any significant conflicts with the interests of the Group.

9. MISCELLANEOUS

As at the Latest Practicable Date, there is no contract or arrangement subsisting at the date of this circular in which a Director is materially interested and which is significant in relation to the business of the Group.

10. GENERAL

(a) As at the Latest Practicable Date, none of the Directors has any direct or indirect interest in any assets which had been acquired or disposed of by or leased to the Company or any subsidiary of the Company since 31 December 2004 (the date to which the latest published audited accounts of the Company were made up) or proposed to be so acquired, disposed of or leased.

(b) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

(c) The qualified accountant and company secretary of the Company in Hong Kong is Ma Wing Kuen, Ricky, FCCA, CPA.

(d) The Company's Hong Kong branch share registrar is Computershare Hong Kong Investor Services Limited of Room 1901-1905, 19th Floor, Hopewell Centre, No.183 Queen's Road East, Hong Kong.

(e) The English text of this circular shall prevail over the Chinese text in the case of any inconsistency.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at 27/F., Henley Building, 5 Queen's Road Central, Hong Kong up to and including 30 May 2005:

(a) the Bye-Laws of the Company;

(b) the written consents referred to under the section headed "Expert and Consent" in this appendix;

(c) audited consolidated accounts of the Company for each of the financial years ended 31 December 2003 and 31 December 2004;

(d) the documents referred to in the paragraph headed "Material Contracts" in this appendix; and

(e) the service contract dated 27 September 2004 entered into between the Company and Mr. Wu Wang Li, an independent non-executive Director.

此乃要件　請即處理

閣下如對本文件任何方面或應採取之行動**有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之明日國際集團有限公司股份，應立即將本文件交予買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。



TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：**760**）

主要交易

出售恒光行實業有限公司46%股權
及
貸款重組協議

財務顧問

Deloitte.
德勤

德勤企業財務顧問有限公司

明日國際集團有限公司之董事會函件載於本通函第6至20頁。

二零零五年五月十日

目錄

頁次

在本文件內，以下辭彙之釋義如下：

「一致行動」	指	具有收購守則所賦予之涵義
「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「營業日」	指	香港商業銀行之一般營業日子(不包括星期六和星期日)
「本公司」	指	明日國際集團有限公司，一間於百慕達註冊成立之公司，其證券於聯交所主板上市
「完成」	指	向收購人轉讓銷售股份後完成買賣協議
「完成日期」	指	完成之日期
「星展亞洲」	指	星展亞洲融資有限公司，根據證券及期貨條例(香港法例第571章)從事第1類(證券交易)、第4類(就證券提供意見)及第6類(就企業融資提供意見)受規管活動之持牌法團，亦為收購人之財務顧問
「債務」	指	根據現有承兑票據，恒光行結欠Probest而尚未償還之貸款本金額163,000,000港元
「德勤」	指	德勤企業財務顧問有限公司，根據證券及期貨條例(香港法例第571章)被視為從事受規管活動(包括證券交易，以及就證券、企業融資及資產管理提供意見)之持牌公司，亦為本公司之財務顧問
「董事」	指	本公司之董事
「出售事項」	指	Probest根據買賣協議出售第一批銷售股份
「生效日期」	指	貸款重組協議內所有條件獲履行之日期
「股東特別大會」	指	即將召開之恒光行股東特別大會，以批准股東協議、貸款重組協議(包括承兑票據及擔保書)以及代理協議及上述協議項下擬進行之交易

「執行理事」	指	證監會企業融資部執行董事或其任何代表
「現有承兑票據」	指	恒光行於二零零三年十一月三日向Probest發出本金總額163,000,000港元之承兑票據，可分期償還，即於二零零四年六月一日或之前償還25,500,000港元、於二零零五年六月一日或之前償還62,500,000港元，以及於二零零六年六月一日或之前償還75,000,000港元（於二零零四年六月一日到期之分期付款尚未償還）
「第一批銷售股份」	指	1,437,396,440股股份，於聯合公佈日期及最後可行日期約佔恒光行已發行股本46%
「Fortune Dynamic」	指	Fortune Dynamic Group Corp.，為本公司之全資附屬公司
「擔保書」	指	恒光行將根據貸款重組協議，就承兑票據項下Profitown之負債向Probest開出之擔保書
「本集團」	指	本公司及其附屬公司，不包括恒光行集團
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「獨立股東」	指	恒光行股東（Probest、Rich Global、Kingsway Lion、彼等各自之聯繫人及與彼等任何一方之一致行動人士除外）
「聯合公佈」	指	本公司、恒光行及收購人於二零零五年四月十八日刊發之聯合公佈
「滙富集團」	指	滙富及其附屬公司
「Kingsway Lion」	指	Kingsway Lion Spur Technology Limited，一間於英屬處女群島註冊成立之公司，為滙富之全資附屬公司
「最後可行日期」	指	二零零四年五月六日，即本通函付印前確定其所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則

「貸款重組協議」	指	由Probest、恒光行及Profitown就(其中包括)重組債務而訂立日期為二零零五年一月二十日之有條件貸款重組協議(經日期為二零零五年四月十三日之補充貸款重組協議作出修訂及補充)
「最後交易日期」	指	買賣協議日期後第六個曆月之同一日,倘該日並非營業日,則為下一個營業日,或倘買賣協議日期後第六個曆月並無該同一日,則為下一個營業日
「王先生」	指	王安康先生,為收購人全部已發行股本之最終實益擁有人
「收購建議」	指	待完成後,星展亞洲按聯合公佈所指及收購建議文件所載之條款及條件代表收購人提出之可能強制性無條件現金收購建議收購全部已發行股份(收購人及與其一致行動人士已擁有或同意收購者除外)
「收購人」	指	China Time Investment Holdings Limited,一間於英屬處女群島註冊成立之有限公司
「期權協議」	指	由Fortune Dynamic、本公司及Rich Global於二零零三年十二月十六日訂立之期權協議,據此Fortune Dynamic同意授予Rich Global期權,於行使該項期權時可購買Probest全部已發行股份之50%
「收購建議文件」	指	根據收購守則將由收購人向恒光行股東發出之文件,其中載有收購建議詳情及有關接納與轉讓表格
「中國」	指	中華人民共和國
「Probest」	指	Probest Holdings Inc.,一間於英屬處女群島註冊成立之公司,為本公司之全資附屬公司
「產品」	指	包括磷及相關產品之化學產品

「Profitown」	指	Profitown Investment Corporation，一間於英屬處女群島註冊成立之公司，分別由恒光行及Probest擁有70%及30%權益
「Profitown／恒光行貸款」	指	買賣協議完成後，Profitown結欠恒光行而尚未償還之股東貸款及任何其他款項(包括利息)，截至最後可行日期之本金總額約為112,480,000港元
「Profitown集團」	指	Profitown及其附屬公司
「承兑票據」	指	將由Profitown根據貸款重組協議向Probest發出之承兑票據
「餘下債務」	指	債務之結餘，本金總額相等於Profitown／恒光行貸款
「Rich Global」	指	Rich Global Investments Limited，一間於英屬處女群島註冊成立之公司，為滙富之全資附屬公司
「買賣協議」	指	由收購人、Probest、Rich Global、Kingsway Lion、本公司及滙富於二零零五年一月二十日就買賣銷售股份而訂立之有條件協議
「銷售股份」	指	第一批銷售股份、第二批銷售股份及第三批銷售股份
「第二批銷售股份」	指	156,283,205股股份，於聯合公佈日期及最後可行日期約佔恒光行已發行股本5%
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東協議」	指	於完成後，由恒光行、Probest、本公司及Profitown就Profitown而訂立之股東協議
「股份」	指	恒光行已發行股本中每股面值0.01港元之股份
「聯交所」	指	香港聯合交易所有限公司

「補充協議」	指	由收購人、Probest、Rich Global、Kingsway Lion、本公司及滙富就日期為二零零五年四月十三日之買賣協議而訂立之補充協議
「滙富」	指	滙富金融控股有限公司，一間於百慕達註冊成立之公司，其證券於聯交所主板上市
「恒光行」	指	恒光行實業有限公司，一間於香港註冊成立之有限公司，其證券於聯交所主板上市
「恒光行集團」	指	恒光行及其附屬公司
「收購守則」	指	香港公司收購及合併守則
「該地區」	指	意大利、日本及韓國
「第三批銷售股份」	指	281,238,000股股份，於聯合公佈日期及最後可行日期約佔恒光行已發行股本9%
「明日國際契據」	指	將由Probest及本公司根據本通函內「明日國際契據」分節所述之買賣協議於完成後向收購人開出之賠償保證契據
「賣方」	指	Probest、Kingsway Lion及Rich Global之統稱
「保證人」	指	本公司及滙富之統稱



TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

執行董事：
邱德華先生*(主席)*
雷美寶小姐
王香玲小姐
譚榮健先生
譚炳華先生

獨立非執行董事：
吳偉雄先生
張仲良先生
吳弘理先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

敬啟者：

主要交易

出售恒光行實業有限公司46%股權
及
貸款重組協議

緒言

買賣協議

本公司於聯合公佈宣佈，於二零零五年一月二十日，收購人與Probest、Rich Global、Kingsway Lion及滙富簽訂買賣協議(經補充協議修訂)；據此，收購人有條件同意以43,121,893.20港元、4,688,496.15港元及8,437,140港元，分別向Probest、Rich Global及Kingsway Lion收購1,437,396,440股、156,283,205股及281,238,000股股份(即相等於每股股份0.03港元)，分別佔恒光行於聯合公佈日期及最後可行日期之已發行股本約46%、5%及9%。相關銷售股份之購入價乃由Probest、Rich Global及Kingsway Lion各自與收購人經公平磋商後釐定。該協議須待若干條件獲達成或豁免後，方可完成。

完成時，收購人須根據收購守則第26條提出強制性現金收購建議，以收購全部已發行股份(收購人及與其一致行動人士已擁有者除外)。於及待完成後，星展亞洲將代表收購人按照聯合公佈所載及將載於收購建議文件之條款及條件提出強制性現金收購建議，以每股股份0.03港元收購全部已發行股份(收購人及與其一致行動人士已擁有者除外)。

貸款重組協議

本公司於聯合公佈進一步宣佈，於二零零五年一月二十日，Probest、恒光行及Profitown簽訂有條件貸款重組協議，其主要條款載於本通函「貸款重組協議」一節內。貸款重組協議根據收購守則第25條構成一項特別交易，並須獲得執行理事同意方可作實。

貸款重組協議成為無條件乃完成之先決條件之一，因此貸款重組協議為出售事項之必要部份。

買賣協議(經補充協議修訂)

日期： 二零零五年一月二十日

訂約方

買方： 收購人，一間於英屬處女群島註冊成立之公司，經董事作出一切合理查詢後所知、所悉及所信，其及其最終實益擁有人為獨立於本公司或恒光行或彼等各自之關連人士(定義見上市規則)之第三方，且與彼等概無關連。收購人乃一間主要從事投資控股之公司。

賣方：
(a) Probest，本公司之全資附屬公司，一間主要從事投資控股之公司；

(b) Rich Global，滙富之全資附屬公司，一間主要從事投資控股之公司；及

(c) Kingsway Lion，滙富之全資附屬公司，一間主要從事投資控股之公司。

保證人：
(a) 本公司，一間於百慕達註冊成立之公司，其證券於聯交所主板上市(就Probest之責任而言)；及

(b) 滙富，一間於百慕達註冊成立之公司，其證券於聯交所主板上市(就Rich Global及Kingsway Lion之責任而言)。

銷售股份

(a) 第一批銷售股份，即1,437,396,440股股份，佔恒光行於聯合公佈日期及最後可行日期之現有已發行股本約46%。完成後，Probest將持有156,202,790股股份，佔恒光行於聯合公佈日期及最後可行日期之現有已發行股本約5%，而Probest已承諾不會就該等股份接納收購建議；

(b) 第二批銷售股份，即156,283,205股股份，佔恒光行於聯合公佈日期及最後可行日期之現有已發行股本約5%。完成後，Rich Global將持有156,202,795股股份，佔恒光行於聯合公佈日期及最後可行日期之現有已發行股本約5%，而Rich Global已承諾不會就該等股份接納收購建議；

(c) 第三批銷售股份，即281,238,000股股份，佔恒光行於聯合公佈日期及最後可行日期之現有已發行股本約9%。完成後，Kingsway Lion將不會持有恒光行任何權益。

代價

(a) 第一批銷售股份之代價為現金43,121,893.20港元（即相等於每股股份0.03港元），該代價乃由Probest及收購人參照第一批銷售股份之市價經公平磋商後釐定，並經Probest及收購人同意為一項商業決定；

(b) 第二批銷售股份之代價為現金4,688,496.15港元（即相等於每股股份0.03港元），該代價乃由Rich Global及收購人參照第二批銷售股份之市價經公平磋商後釐定，並經Rich Global及收購人同意為一項商業決定；及

(c) 第三批銷售股份之代價為現金8,437,140港元（即相等於每股股份0.03港元），該代價乃由Kingsway Lion及收購人參照第三批銷售股份之市價經公平磋商後釐定，並經Kingsway Lion及收購人同意為一項商業決定。

於上述所提及之代價中，收購人已於簽署買賣協議時支付3,000,000港元之首期按金予一名由（其中包括）收購人及賣方共同委聘之託管代理人（「託管代理人」），餘額已由收購人於買賣協議日期起計90天內支付予託管代理人，並循以下方式發放：

(a) 於完成後六個月內，向Probest發放23,121,893.20港元；向Rich Global發放2,938,496.15港元；及向Kingsway Lion發放5,187,140港元；及

(b) 於完成後第一週年，向Probest發放餘額20,000,000港元；向Rich Global發放餘額1,750,000港元；及向Kingsway Lion發放餘額3,250,000港元。

向賣方支付及發放代價之有關日期乃經收購人及賣方協定為一項商業決定，並經計及收購人核實買賣協議中由賣方及保證人發出之保證所需之時間。

先決條件

買賣協議（經補充協議修訂）之完成須待達成以下條件（其中包括）：

(a) 賣方及保證人並無違反其於買賣協議所作出對恒光行集團整體而言為重大之保證；

(b) 賣方及保證人並無重大違反彼等於買賣協議項下之責任；

(c) （倘需要）獲執行理事同意股東協議及貸款重組協議屬於收購守則第25條項下之「特別交易」；

(d) 根據上市規則、收購守則、恒光行組織章程大綱及細則，以及法例之規定（在每個情況下），獨立股東於股東大會上通過普通決議案，批准(i)代理協議及載於聯合公佈內「可能進行之持續關連交易」一段之上限金額；(ii)股東協議及該協議項下擬進行之交易；(iii)貸款重組協議及該協議項下擬進行之交易；及(iv)擔保書；

(e) 股份現時之上市地位並無撤銷，股份於完成日期前繼續於聯交所進行買賣，惟於買賣協議日期起計任何不超過28個連續營業日（定義見上市規則）（經補充協議額外順延29個營業日），即二零零五年四月十九日或前後(或訂約各方進一步以書面協定之其他較長時間)之暫停買賣除外；

(f) 於完成日期或之前並無收到聯交所或證監會示意因完成或有關買賣協議之條款而撤銷或反對股份之上市（或對其上市附帶條件）；

(g) Rich Global、Fortune Dynamic及本公司於二零零五年一月二十日就Fortune Dynamic、本公司及Rich Global於二零零三年十二月十六日所簽訂之期權協議（該期權協議已於本公司及恒光行日期為二零零三年十二月二十九日作出之聯合公佈內公佈）所簽訂之有條件註銷協議持續有效，而所提供之證據使收購人合理滿意；

(h) (倘需要)根據上市規則、收購守則、本公司組織章程大綱及細則,以及法例之規定(在每個情況下),有權於股東大會上表決之本公司股東通過決議案,批准買賣協議及該協議項下擬進行之交易,包括(i)股東協議及該協議項下擬進行之交易;(ii)貸款重組協議及該協議項下擬進行之交易;及(iii)所簽訂之擔保書及該擔保書項下擬進行之交易;及

(i) 恒光行及本公司遵守一切有關買賣協議及該協議項下擬進行之交易之法律及監管規定(包括上市規則或聯交所之其他規定)。

完成

買賣協議預期於達成(條件(a)、(b)、(e)及(f)項除外,當其他所有條件獲履行或豁免時,該等條件仍須履行(除非獲豁免))或豁免(視乎情況而定)上述條件後第七個營業日完成(假設於最後交易日期前完成)。

收購人可於任何時間向賣方發出書面通知豁免上述全部或任何條件((c)、(d)及(f)項除外)。根據上市規則及收購守則,(d)項所述之獨立股東表決須以投票方式進行。

倘若上述任何條件未能於最後交易日期前獲達成或豁免,或(a)、(b)及(f)項條件於其他一切條件獲達成或豁免時仍未能達成,則買賣協議須予終止,再無任何效力。

本公司之控股股東Winspark Venture Limited已向收購人承諾投票贊成上述(h)項所提及之決議案,除非聯交所或監證會規定及指示其須放棄投票或須投票或以其他任何形式反對有關決議案或其中一項。

出售事項對本公司資產及負債之影響

待完成買賣協議及貸款重組協議後，恒光行將不再是本公司之附屬公司。由於恒光行現為一間淨負債公司，其賬面值於本公司之資產負債表上為零，故本集團將變現約43,000,000港元收益。此外，本集團之總資產及總負債將分別增加約14,400,000港元及減少約28,700,000港元。

出售之理由及所得款項用途

如本公司與恒光行於二零零三年十二月二十九日作出之聯合公佈所述，經出售本集團於恒光行之19%權益後，董事認為簽訂買賣協議將為本集團提供機會進一步變現其於恒光行之投資。待完成出售事項後，恒光行將不再是Probest或本公司之附屬公司。董事相信，出售事項(包括股東協議及明日國際契據之條款)及貸款重組協議(出售事項之必要部份)之條款屬公平合理，並符合本公司股東之整體利益。

出售事項所得款項約43,000,000港元將由本集團用作一般營運資金。

本集團之資料

本集團(不包括恒光行集團)主要從事設計、開發、製造及銷售電子產品、製造及銷售印刷線路板、買賣及分銷電子配件及部件、買賣上市股票投資及提供貸款融資。本集團之財務資料載於本通函附錄一。

恒光行之資料

恒光行集團主要從事設計、製造及推廣眼鏡框、太陽眼鏡及鏡片。其生產設施位於東莞及深圳。恒光行集團之產品主要出口到美國、歐洲及澳洲。

恒光行截至二零零三年十二月三十一日止年度之經審核綜合除稅及未計少數股東權益前虧損淨額及除稅及未計少數股東權益後虧損淨額分別約為8,401,000港元及約為7,054,000港元。恒光行截至二零零四年十二月三十一日止年度之經審核綜合除稅及未計少數股東權益前虧損淨額及除稅及未計少數股東權益後虧損淨額分別約為8,309,000港元及約為5,768,000港元。

財務及貿易前景

二零零五年，困擾全球經濟發展的主要問題將是不斷上漲的利率及高企的油價。有跡象顯示，近期美國及歐洲國家的通脹正在上升。然而，美國經濟正在增長，強勢歐元亦加強了歐洲消費者的購買力，因此對消費市場的復蘇仍然樂觀。

研發一向是本集團的優勢及目標。本集團一直致力於從未間斷的產品升級及多元化，無線及射頻產品將成為消費電子市場的主流。為此，本集團更著重發展該等產品類別。新產品的成功開發令本集團有力進入價格敏感度較低而且競爭相對緩和的高端市場。另一方面，本集團對於與業內知名電子企業展開合作或建立夥伴關係持開放態度，令本集團能夠進入新產品市場及提升生產能力。

視光業持續增長，眼鏡除以往保護眼睛及校正視力等基本功能外亦日趨時尚。為應付日益縮短的產品壽命周期及不斷增加的時尚元素，本集團將向樣板生產及研發部投入更多資源，以透過引入更多新設計理念、新材料及新技術，為客戶提供質素更高、款式更多的產品。為提高生產靈活性，本集團亦計劃對每條單一的大型生產線進行重組，令其成為多條小型生產線。應若干日本知名顧問之建議，本集團對生產流程進行了調整，新的生產流程將提高營運效率，並幫助本集團把握不斷增長的市場機遇。

隨著香港物業市場復蘇，本集團預期將從物業增值分享滿意回報。事實上，本集團已出售或同意出售多處豪宅，並從中取得收益。

貸款重組協議

於二零零五年一月二十日，Probest、恒光行及Profitown簽訂有條件貸款重組協議。貸款重組協議根據收購守則第25條構成一項特別交易，並須獲得執行理事同意方可作實。有關人士已向證監會申請批出同意書。

貸款重組協議之主要條款

根據貸款重組協議：

1. Probest有條件同意豁免超過及高出餘下債務之未償還債務之本金、二零零三年十一月五日至買賣協議日期（包括該日）期間債務之利息及逾期利息合共約12,669,995港元，以及直至生效日期（包括該日）有關債務應計之任何額外利息。按於最後可行日期債務金額及Profitown／恒光行貸款約112,480,000港元計算，將予豁免之債務本金金額、利息及逾期利息合共約為66,490,000港元；

2. 現有承兑票據將於生效日期開始予以註銷；

3. Profitown將向Probest發行並交付承兑票據，作為恒光行承諾於生效日期豁免總額相等餘下債務（於最後可行日期為112,480,000港元）之Profitown／恒光行貸款之代價。因此，於生效日期獲豁免後，Profitown／恒光行貸款再無任何未償還款項；

4. 恒光行將向Probest簽訂擔保書。

以下圖表顯示債務、餘下債務及Profitown／恒光行貸款間之關係：


本公司
100%
Probest
現有承兑票據
項下之債務
於完成前51%及
於完成後5%
30%
承兑票據項下
之餘下債務
恒光行
Profitown／
恒光行貸款
70%
Profitown

承兑票據之主要條款

本金金額：	相等於餘下債務之金額，按最後可行日期Profitown／恒光行貸款之未償還金額計算，約為112,480,000港元
到期日：	於發行承兑票據日期起計30個月後之日一次性支付
利息：	香港上海滙豐銀行有限公司不時所報港元最優惠利率加1厘，乃根據現行市場利率釐定，並相等於現有承兑票據之利率，每季於季末支付一次
抵押：	承兑票據並無抵押，收購人或與其任何一致行動人士或其他人士不作擔保(除恒光行將發出之擔保書外)

其他條款： 倘發行承兌票據後任何時間出現以下情況，承兌票據項下一切應付金額將成為即時到期而應予支付，該等情況包括：

(a) 收購人於恒光行之總持股量降至少於51%；

(b) 誠如買賣協議所披露，由王先生、趙俊先生及李偉先生組成之收購人董事會出現過半數董事變動；

(c) 倘王先生不再是收購人最少75%股權之合法及實益擁有人；或

(d) 恒光行不再於聯交所上市。

與恒光行日期為二零零三年九月三十日之通函所載之現有承兌票據項下之債務一樣，董事及恒光行預期，承兌票據將由Profitown於其附屬公司及聯繫人之經營業務中所得之內部資源撥付。倘若Profitown之內部資源不足以償還承兌票據項下之利息及本金，則Profitown董事會將考慮其他集資方法。

貸款重組協議之條件

貸款重組協議將於下列所有條件獲達成之生效日期起生效：

(a) 恒光行之獨立股東(倘聯交所及收購守則規定，Probest、其聯繫人，及／或與其一致行動人士除外)於股東特別大會上通過普通決議案，批准貸款重組協議及該協議項下擬進行之交易(包括發行承兌票據及發出擔保書)；

(b) (倘需要)本公司股東於本公司之股東特別大會上通過普通決議案，批准貸款重組協議及該協議項下擬進行之交易；

(c) 恒光行根據上市規則之規定就貸款重組協議及該協議項下擬進行之交易取得其他所有同意及完成其他所有事宜，或(視乎情況而定)獲聯交所授出豁免毋須遵守該等規則；

(d) 本公司根據上市規則之規定就貸款重組協議及該協議項下擬進行之交易取得其他所有同意及完成其他所有事宜(如有)，或(視乎情況而定)獲聯交所授出豁免毋須遵守該等規則；

(e) 買賣協議成為無條件，並根據該協議之條款完成(除該協議內規定貸款重組協議成為無條件之任何條件外)；及

(f) Probest收到Profitown妥為簽立並蓋上其公章之承兑票據，以及由恒光行妥為簽立並蓋上其公章之擔保書。

倘上述任何條件未能於二零零五年七月三十一日或之前全部獲達成，除非Probest批准延期，否則貸款重組協議不再生效且無任何效力，惟有關先前之違約事項除外。

貸款重組協議成為無條件乃完成之先決條件之一，因此貸款重組協議為出售事項之必要部份。故此，董事相信，出售事項及貸款重組協議之條款(完成之先決條件之一為貸款重組協議成為無條件)屬公平合理，並符合本公司股東之整體利益。

擔保書

根據擔保書，恒光行將向Probest承諾，倘及於Profitown以任何理由欠繳承兑票據項下之到期本金總額，則恒光行將應Probest之要求無條件支付及清償Profitown於承兑票據項下就該欠繳及其後須支付之所有利息。恒光行於擔保書項下之責任為無抵押，收購人或與其任何一致行動人士或其他任何人士亦不作擔保。倘下文標題為「股東協議」一節所提述之認沽期權獲行使，而認沽期權項下擬進行之交易亦經已完成，則擔保書將不再有效。

股東協議

股東協議根據收購守則第25條構成一項特別交易，並須獲得執行理事同意方可作實。有關人士已向證監會申請批出同意書。於完成前及緊隨完成後，Profitown將分別由Probest及恒光行各持有30%及70%股權，有關持股量圖表見下文。完成時，恒光行、Probest、本公司及Profitown將簽訂股東協議，以規管Profitown集團之管理。

完成前


本公司
(保證人)
滙富
(保證人)
100%*
100%
100%
Probest
Rich Global
Kingsway Lion
公眾人士
張華慶先生**
51%
10%
9%
29.99%
0.01%
30%
恒光行
70%
Profitown集團
設計、製造及推廣眼鏡框

* *本公司持有Fortune Dynamic 100%股權，因而為持有Probest 100%股權。*
** *張華慶先生為恒光行董事。*

完成後


本公司
滙富
100%*
100%
Probest
Rich Global
收購人
公眾人士
張華慶先生**
5%
5%
60%
29.99%
0.01%
30%
恒光行
70%
Profitown集團
設計、製造及推廣眼鏡框

* *本公司持有Fortune Dynamic 100%股權，因而為持有Probest 100%股權。*
** *張華慶先生為恒光行董事。*

股東協議之主要條款如下：

(1) 於完成起計30個月期間內，有關Profitown（一間投資控股公司，持有恒光行主要營運附屬公司）之重大事項須獲得Profitown董事會（董事分別由Probest及恒光行提名，恒光行有權委任Profitown之四名董事，Probest有權委任Profitown兩名董事，任何時間最多六名董事在任，董事會主席須為Probest所委任之董事，惟於同票時無權投決定票。）一致批准，例如：

 (a) 批准賬目；

 (b) 削減或更改股本；

 (c) 發行股份或債券；

 (d) 提供任何擔保或彌償，惟Profitown集團之利益除外；

(2) 恒光行將有權要求Probest或Probest促使之獨立第三方於完成日期起計30個月內任何時間行使認沽期權（「認沽期權」），以相等於Profitown於行使有關股份之認沽期權日期之有形資產淨值之價格購入其於Profitown中所有（而並非部份）股份，即Profitown全部已發行股份約70%，該買方將無償承擔恒光行於股東協議日期前所欠Profitown集團任何成員公司之負債；及

(3) 倘按Profitown於其最近經審核賬目中所採納相同基準及會計政策及準則釐定Profitown由完成日期起計30個月期間之有形資產淨值低於零，則Probest將按Profitown要求向Profitown彌償上述虧絀。

倘若出現以下情況，上文第(2)及第(3)段所提及之認沽期權及彌償將終止，而Probest毋須就此承擔額外責任：

(a) 收購人於恒光行之總持股量降至低於51%；

(b) 自買賣協議日期開始及如該協議所披露之收購人董事會出現過半數董事變動；或

(c) 王先生不再是收購人最少75%股權之合法及實益擁有人。

除上述者外，股東協議項下並無任何有關恒光行行使認沽期權之先決條件。認沽期權及其行使價乃由Probest及恒光行經公平磋商協定為股東協議條款之部份。

明日國際契據

於完成時，Probest及本公司將為收購人簽立明日國際契據。根據明日國際契據之條款，倘若由於Profitown集團任何事件或一連串事件，或任何有關Profitown之狀況或任何狀況變動（包括導致恒光行無法遵守上市規則第13.24條之任何變動），或Profitown集團任何成員公司作出之行動、事宜或遺漏，致使(i)股份於聯交所之上市地位於完成後30個月期間（「有關期間」）被撤銷；或(ii)股份於有關期間暫停於聯交所買賣，而股份於聯交所之上市地位繼而被撤銷；或(iii)恒光行於有關期間被聯交所納入除牌程序，而股份於聯交所之上市地位於有關期間或之後被撤銷（在每一種情況下），則Probest須向收購人作出彌償，於恒光行因上述事項而終止於聯交所上市後應要求支付予收購人56,247,530港元。本公司須作為明日國際契據項下Probest責任之擔保人。明日國際契據並無要求收購人將其於恒光行之權益歸還本公司。

倘出現以下情況，Probest及本公司再毋須負有上述彌償責任：

(a) 收購人於恒光行之總持股量降至低於51%；

(b) 自買賣協議日期開始及如該協議所披露之收購人董事會出現過半數董事變動；或

(c) 王先生不再是收購人最少75%股權之合法及實益擁有人。

期權協議

誠如本公司及恒光行於日期為二零零三年十二月二十九日之聯合公佈所宣佈，於二零零三年十二月十六日，Fortune Dynamic及本公司（作為Fortune Dynamic之保證人）與Rich Global簽訂一份期權協議。Fortune Dynamic、本公司及Rich Global已於二零零五年一月二十日簽訂一份有條件註銷協議，據此規定買賣協議於最後交易日期起計十個營業日內完成後，期權協議將於完成時註銷，而Fortune Dynamic須於Probest收到上文「買賣協議」一節提及所支付代價之首期款項時支付合共2,000,000港元予Rich Global，作為註銷期權協議之代價。上述2,000,000港元之總額乃由Fortune Dynamic及Rich Global協定為一項商業決定。

可能進行之無條件現金收購建議

於及待完成後，收購人及與其一致行動人士將持有恒光行全部已發行股本約60%（假設恒光行之已發行股本與最後可行日期比較仍維持不變）。因此，收購人須根據收購守則第26條之規定對全部已發行股份（收購人及與其一致行動人士已擁有者除外）作出強制性無條件現金收購建議。於最後可行日期，恒光行並無擁有任何未行使之可換股證券、認股權證或購股權。

有關收購建議之條款載於收購建議文件內。

一般事項

出售事項及貸款重組協議根據上市規則第14章構成本公司之主要交易。待完成出售事項後，恒光行將不再是Probest或本公司之附屬公司。按上市規則第14.44條所許可，由於在本公司就批准買賣協議及貸款重組協議及該等協議項下擬進行之交易召開會議時並無股東須放棄投票，而由於Winspark Venture Limited（即持有本公司165,835,963股股份之本公司控股股東，於最後可行日期持有本公司已發行股本約58%）於買賣協議及貸款重組協議及該等協議項下擬進行之交易中並無任何利益（惟其於本公司之持股量除外），而且其已就買賣協議及貸款重組協議及該等協議項下擬進行之交易發出同意書，故此本公司股東毋須就此召開會議，而有關條件於聯合公佈日期已獲達成。

附加資料

閣下亦請注意本通函附錄所載之資料。

此　致

本公司列位股東　台照

承董事會命
明日國際集團有限公司
邱德華
主席
謹啟

二零零五年五月十日

1. 財務摘要

以下為於截至二零零四年十二月三十一日止三個年度之各年本集團已刊發經審核綜合業績，以及分別於二零零二年十二月三十一日、二零零三年十二月三十一日及二零零四年十二月三十一日之經審核資產及負債摘要：

	截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*
營業額	691,136	722,782	741,077
除税前溢利	25,205	4,535	66,357
税項	(452)	(1,778)	(4,675)
除少數股東權益前溢利	24,753	2,757	61,682
少數股東權益	5,758	8,941	1,165
股東應佔一般業務之溢利淨額	30,511	11,698	62,847

	截至十二月三十一日止年度		
	二零零四年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*
總資產	918,646	915,062	859,700
總負債	158,289	193,722	139,390
少數股東權益	21,136	23,125	32,233
資產淨額	739,221	698,215	688,077

2. 經審核財務報表

以下為截至二零零四年十二月三十一日止兩個年度各年本集團之經審核綜合損益表，以及於二零零三年及二零零四年十二月三十一日本集團之經審核綜合資產負債表連同相關附註(「財務報告」)，乃摘錄自本公司截至二零零四年十二月三十一日止年度之年報。

綜合損益表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
營業額	5	691,136	722,782
銷售成本		(599,715)	(621,877)
毛利		91,421	100,905
其他收益	6	14,089	11,652
已確認為收入之負商譽		13,062	23,550
出售待售物業所得收益		3,900	—
出售恒光行部份權益所得收益		8,458	18,407
重估租約土地及樓宇之盈餘／(虧絀)淨額		4,843	(1,015)
撥回就持作銷售物業所作超額撥備／(撥備)		3,150	(2,967)
出售於聯營公司權益之收益		10,900	—
應收貸款撥備		—	(20)
分銷費用		(24,050)	(27,194)
行政支出		(102,639)	(109,870)
其他經營開支		(720)	(10,640)
經營業務之溢利	7	22,414	2,808
應佔聯營公司溢利減虧損		2,791	1,727
除税前溢利		25,205	4,535
税項	10	(452)	(1,778)
除少數股東權益前溢利		24,753	2,757
少數股東權益		5,758	8,941
股東應佔一般業務之溢利淨額	11	30,511	11,698
每股盈利	12		
基本		10.67仙	4.09仙
攤薄		不適用	不適用

綜合資產負債表

二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
資產			
非流動資產			
物業、廠房及設備	13	169,411	185,769
投資物業	14	93,000	—
負商譽	15	(27,284)	(40,346)
於聯營公司之權益	17	37,220	35,581
預付租金	18	2,640	3,377
租約按金		—	388
遞延產品開發成本	19	5,861	4,783
應收貸款	20	2,000	—
		282,848	189,552
流動資產			
持作出售物業	21	6,000	5,700
短期投資	22	7,491	—
存貨	23	89,410	77,910
應收賬款	24	115,889	140,416
應收票據		574	1,881
應收貸款	20	1,067	12,321
貸款之應收利息		19	12
預付款項、按金及其他應收款項		17,624	30,681
定期存款		290,469	147,192
現金及銀行結餘		107,255	309,397
		635,798	725,510
負債			
流動負債			
應付賬款	25	92,704	119,275
應付聯營公司款項	17	12,647	12,781
其他應付款項及應計負債		30,423	37,622
應付税項		20,133	21,368
		155,907	191,046
流動資產淨值		479,891	534,464
總資產減流動負債		762,739	724,016
非流動負債			
長期服務金撥備	26	949	1,243
遞延税項負債	27	1,433	1,433
		2,382	2,676
少數股東權益		21,136	23,125
資產淨值		739,221	698,215
資本及儲備			
股本	28	2,861	2,861
儲備	30(a)	736,360	695,354
		739,221	698,215

資產負債表
二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
資產			
非流動資產			
物業、廠房及設備	13	27	56
於附屬公司之權益	16	331,772	298,580
		331,799	298,636
流動資產			
預付款項、按金及其他應收款項		853	708
可收回稅款		14	14
定期存款		273,042	131,000
現金及銀行結餘		3,931	178,375
		277,840	310,097
負債			
流動負債			
其他應付款項及應計負債		1,606	2,228
流動資產淨值		276,234	307,869
總資產減流動負債		608,033	606,505
非流動負債			
長期服務金撥備	26	230	240
資產淨值		607,803	606,265
資本及儲備			
已發行股本	28	2,861	2,861
儲備	30(b)	604,942	603,404
		607,803	606,265

綜合權益變動表

截至二零零四年十二月三十一日止年度

	股本	股份溢價	儲備 匯率波動儲備	資本儲備	繳入盈餘	資本贖回儲備	物業重估儲備	投資物業儲備	保留溢利	儲備合計	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	286,069	200,556	1,744	801	–	77	1,290	–	197,540	402,008	688,077
重估租約土地及樓宇而產生	–	–	–	–	–	–	(1,290)	–	–	(1,290)	(1,290)
外匯調整	–	–	(437)	–	–	–	–	–	–	(437)	(437)
少數權益股東攤佔之外匯調整	–	–	167	–	–	–	–	–	–	167	167
綜合損益表未確認之收益及虧損淨額	–	–	(270)	–	–	–	–	–	–	(270)	(270)
資本重組	(283,208)	–	–	–	283,208	–	–	–	–	283,208	–
本年度溢利	–	–	–	–	–	–	–	–	11,698	11,698	11,698
於二零零三年十二月三十一日及二零零四年一月一日	2,861	200,556	1,474	801	283,208	77	–	–	209,238	695,354	698,215
重估租約土地及樓宇而產生	–	–	–	–	–	–	375	–	–	375	375
估算投資物業而產生	–	–	–	–	–	–	–	9,652	–	9,652	9,652
外匯調整	–	–	499	–	–	–	–	–	–	499	499
少數權益股東攤佔之外匯調整	–	–	(31)	–	–	–	–	–	–	(31)	(31)
綜合損益表未確認之收益及虧損淨額	–	–	468	–	–	–	–	–	–	468	468
本年度溢利	–	–	–	–	–	–	–	–	30,511	30,511	30,511
於二零零四年十二月三十一日	2,861	200,556	1,942	801	283,208	77	375	9,652	239,749	736,360	739,221
股本及保留儲備：											
本公司及附屬公司	2,861	200,556	1,942	801	283,208	77	375	9,652	230,585	727,196	730,057
聯營公司	–	–	–	–	–	–	–	–	9,164	9,164	9,164
於二零零四年十二月三十一日	2,861	200,556	1,942	801	283,208	77	375	9,652	239,749	736,360	739,221
本公司及附屬公司	2,861	200,556	1,474	801	283,208	77	–	–	202,865	688,981	691,842
聯營公司	–	–	–	–	–	–	–	–	6,373	6,373	6,373
於二零零三年十二月三十一日	2,861	200,556	1,474	801	283,208	77	–	–	209,238	695,354	698,215

綜合現金流動表

截至二零零四年十二月三十一日止年度

	二零零四年 *千港元*	二零零三年 *千港元*
經營業務之現金流動		
除税前溢利	25,205	4,535
調整：		
重估租約土地及樓宇之（盈餘）／虧絀淨額	(4,843)	1,015
持作銷售物業（撥備撥回）／撥備	(3,150)	2,967
應佔聯營公司溢利減虧損	(2,791)	(1,727)
銀行存款之利息收入	(1,575)	(3,621)
上市證券投資之股息收入	(363)	—
已確認作收入之負商譽	(13,062)	(23,550)
出售恒光行部份權益所得收益	(8,458)	(18,407)
出售於聯營公司權益之收益	(10,900)	—
出售持作銷售物業之（盈餘）／虧損	(3,900)	240
折舊	35,279	34,836
攤銷預付租金	737	737
攤銷遞延產品開發成本	1,421	1,189
應收呆賬（撥備撥回）／撥備	(1,090)	8,021
存貨撥備	289	12,397
應收貸款撥備	—	20
出售固定資產（盈餘）／虧損	(21)	118
匯兑差額	(183)	(437)
營運資金變動前之經營溢利	12,595	18,333
增加遞延產品開發成本	(2,499)	(1,777)
於聯營公司結餘淨額減少	3,648	822
短期投資增加	(7,491)	—
應收賬款減少／（增加）	25,617	(43,581)
應收票據減少	1,307	24
應收貸款減少	9,254	98,193
貸款之應收利息（增加）／減少	(7)	110
預付款項、按金及其他應收款項減少／（增加）	12,417	(9,006)
存貨（增加）／減少	(11,789)	11,432
應付賬款（減少）／增加	(26,571)	48,157
應計負債及其他應付款項（減少）／增加	(7,199)	1,641
長期服務金撥備減少	(294)	(222)
經營業務之現金流動	8,988	124,126
已收利息	1,575	3,621
已付香港利得税	(1,631)	(804)
已付海外税項	(56)	—
經營業務之現金流入淨額	8,876	126,943

	二零零四年	二零零三年
	千港元	千港元
投資業務之現金流動		
上市投資之已收股息	363	－
購買物業、廠房及設備	(13,956)	(21,241)
購買投資物業	(83,348)	－
購買持作出售物業	(9,683)	－
出售持作出售物業所得款項	16,433	4,093
出售固定資產所得款項	274	168
租約按金退款	388	584
出售附屬公司部份權益之所得款項	12,088	18,407
聯營公司之已收股息	5,000	－
出售聯營公司權益之所得款項	4,700	－
出售恒光行發行股票之所得款項	－	5,225
投資業務之現金(流出)／流入淨額	(67,741)	7,236
現金及現金等價物(減少)／增加淨額	(58,865)	134,179
年初之現金及現金等價物	456,589	322,410
年底之現金及現金等價物	397,724	456,589
現金及現金等價物結餘之分析		
現金及銀行結餘	107,255	309,397
取得時原到期日少於三個月之無抵押定期存款	290,469	147,192
	397,724	456,589

財務報告附註

1. 編製基準

a) 主要業務

本公司之主要業務為投資控股。年內本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板，以及買賣及分銷電子配件及部件、買賣上市證券投資、提供貸款融資及製造及銷售光學產品。年內本集團之主要業務性質並無重大變動。

b) 綜合賬目之基準

本集團之財務報告包括本公司及其附屬公司截至二零零四年十二月三十一日止年度之財務報告。於本年內購入或出售之附屬公司之業績分別由收購之生效日期起計或計至出售之生效日期止。集團內公司間一切重大交易及結餘均於綜合賬目時抵銷。

出售附屬公司之收益或虧損指出售所得款項與本集團佔該公司之資產淨值之差額，連同之前並無在綜合損益賬內支銷或確認之任何商譽或資本儲備。

少數股東權益指外界股東於本公司附屬公司之業績及資產淨值所佔之權益。

2. 近期頒佈之香港財務報告準則

近期新頒佈之香港財務報告準則(「香港財務報告準則」)之影響

香港會計師公會已頒佈多項於二零零五年一月一日或其後開始之會計期間生效之新香港財務報告準則及香港會計準則(統稱「新香港財務報告準則」)。本集團並無於截至二零零四年十二月三十一日止年度之財務報告中提早採納此等新香港財務報告準則。本集團已開始評估此等香港新財務報告準則所帶來之影響，惟目前仍未能評論此等新香港財務報告準則對本集團之經營業績及財務狀況有否重大影響。

3. 主要會計政策概要

財務報告乃根據香港普遍採納之會計準則編製，且符合香港會計師公會頒佈之會計實務準則(「會計實務準則」)及詮譯及香港公司條例之披露規定。財務報告經若干物業重估修訂，並根據歷史成本慣例而編製。該等財務報告亦符合香港聯合交易所有限公司(「聯交所」)證券上市規則之適用披露規定。本集團採納之主要會計政策之概要載於下文。

a)　附屬公司

附屬公司指本集團或本公司直接或間接控制其投票權或已發行股本半數以上或控制其董事會組成之公司。倘若本公司有權直接或間接地掌控其財務及業務政策，以從其業務中獲利，聯營公司即被視為本公司所控制。

資產負債表中於附屬公司之投資按成本入賬，如出現永久減值時，則作出所需要之撥備。附屬公司之業績按已收及應收股息入賬。

集團內交易之集團內部結餘及交易及任何未變現之利潤，於編製綜合財務報告時完全抵銷。於集團內部交易未變現之虧損按未變現收益之相同方式抵銷，惟以並無出現減損者為限。

b)　合營公司

合營公司指本集團與其他人士透過合營安排進行經濟活動之公司。合營公司以獨立實體之形式經營，本集團與其他人士於當中擁有權益。

合營夥伴間訂立之合營企業協議內訂明合營公司各方之出資額，合營企業之期限，以及於解散時變現資產之基準。合營公司業務之損益及任何剩餘資產分派乃根據合營夥伴各自之出資比例或根據合營企業協議之條款攤分。

倘本集團：

i)　直接或間接擁有合營公司之單一控制權，則該合營公司將被視為一間附屬公司；

ii)　並未擁有合營公司之單一或共同控制權，惟直接或間接普遍持有合營公司註冊股本不少於20%，並可對該合營公司行使重大影響力，則該合營公司將被視為一間聯營公司；

iii)　並未擁有合營公司之單一控制權，惟直接或間接聯合控制該公司，則該合營公司將被視為一間聯合控制機構；及

iv)　直接或間接持有合營公司之註冊資本少於20%，及並無聯合控制或對該合營公司行使重大影響力，則該合營公司被視為一項長期投資。

c) **聯營公司**

聯營公司指本集團或本公司對該公司行使重大影響力，該公司非本集團或本公司之附屬公司或合營公司。

於聯營公司之投資計入成本減值撥備，如有需要，按各聯營公司之所有減值損失之規定。聯營公司之業績包括已收及應收股息。

於聯營公司之投資乃按權益法於綜合資產負債表中處理，該等投資首先以成本值列賬，其後按收購後本集團或本公司應佔聯營公司之資產淨值出現之變動予以調整。聯營公司之業績乃按本集團或本公司應佔聯營公司之業績於綜合損益賬處理。

d) **商譽**

收購附屬公司及聯營公司產生之商譽為購買代價超逾本集團應佔所購入可識別資產及負債於收購日期之公平價值之數額。

收購帶來之商譽在綜合資產負債表內確認為資產，並按其估計可使用年期以直線法攤銷。

出售附屬公司及聯營公司時，出售損益按於出售日期之淨資產計算，並包括應佔而仍未攤銷之商譽款額及任何有關儲備（如適用）。過往於收購時以綜合儲備抵銷之任何應佔商譽會於出售時撥回及於計算損益時計入。

e) **負商譽**

收購控股附屬公司、聯營公司及共同控制實體產生之負商譽為本集團應佔所購入可識別資產及負債之公平價值超逾購買代價之數額。

- 就於二零零一年一月一日前之收購，負商譽已計入資本儲備；及

- 就於二零零一年一月一日或之後之收購，倘有關負商譽日後虧損及開支之預期於收購計劃中已得到確認，並可準確計算，惟尚未確認，則於日後虧損及開支確認時列入綜合損益賬。任何餘下之未超過已收購非貨幣資產之公平市值之負商譽按該等可貶值／可攤銷之非貨幣資產之使用年限之加權平均數列入綜合損益賬。超過已收購非貨幣資產之公平市值之負商譽立即列入綜合損益賬。

有關未列入綜合損益賬之任何負商譽：

- 就受控制附屬公司而言，該等負商譽乃於綜合資產負債表中屬同一資產負債表類別正商譽內以一項資產扣除呈列；及
- 就聯營公司及共同控制實體而言，該負商譽列入聯營公司及共同控制實體權益之賬面值。

年內出售受控制附屬公司、聯營公司或共同控制實體，購買商譽之任何可分派金額以往未於綜合損益賬攤銷或於本公司儲備變動表處理，將計入綜合損益賬內。

f) 資產耗蝕

於每個結算日，均會評估有否任何跡像顯示任何資產出現耗蝕，或已於過往年度確認之資產耗蝕虧損是否不再存在或經已減少。如出現任何該等跡象，該資產之可收回款額將被評估。資產之可收回款額按使用中之資產價值或淨銷售價(以較高者為準)計算。

只有在資產賬面值超逾其可收回款額之情況下，方會確認耗蝕虧損。耗蝕虧損會自其出現期間之損益賬扣除，除非資產乃按重估款額置存，則耗蝕虧損會就重估資產按有關會計政策列賬。

先前確認之耗蝕虧損，僅當用以釐定一項資產之可收回金額之估計出現變動時方予以撥回，惟如過往年度並無就該項資產確認任何耗蝕虧損，則該金額不會高於該資產可能會予釐定之賬面值(扣除任何折舊／攤銷)。耗蝕虧損之撥回於其產生之期間計入損益賬，除非資產乃以重估金額作為面值，則耗蝕虧損撥回會就重估資產按照有關資產之會計政策列賬。

g) 物業、廠房及設備及折舊

物業、廠房及設備按成本或估值減累積折舊及任何耗蝕虧損列賬。

資產成本包括其購買價與任何將資產轉至可運作狀況及擬使用地點所產生之直接應佔成本。資產投入運作後所承擔之開支，如維修保養費用，一般在所承擔期間於損益賬中扣除。倘能清楚顯示有關開支已促使日後使用資產預期可獲得之未來經濟利益增加，則有關開支乃撥充資本，作為資產之額外成本。

個別資產均以直線基準在其估計可使用年期撇銷成本或估值，以計算折舊。採用之主要年率如下：

根據中期租約持有之土地	按尚餘租約年期計算
樓宇	4%
租約物業裝修	5-50%
廠房及機器	6.67-20%
傢俬、裝置及辦公室設備	10-20%
汽車	20%

物業、廠房及設備之價值因重估而出現之改變，按個別資產基準在資產重估儲備中列作變動處理。重估虧絀倘未能在同一資產之重估盈餘中抵銷，則會於損益賬中扣除。其後任何重估盈餘會計入損益賬內，惟以先前於損益賬扣除之虧絀為限。

於損益賬內確認之物業、廠房及設備之出售或報廢收益或虧損為有關物業、廠房及設備之出售所得款項淨額與賬面值兩者之差額。於出售或報廢時，之前並未在保留溢利中處理之應佔重估增值會直接轉撥往保留溢利。

h)　投資物業

投資物業指建設及開發產生之土地及樓宇之收益，本公司因其投資潛力及協商的租賃收益而持有該等物業。

投資物業價值之改變視為投資物業之重估儲備之變動，惟除儲備總值不足以彌補資財基準之虧損，虧損超出投資物業重估儲備之數額包含於損益賬內。對於先前計入損益賬之虧損及隨後產生的重估盈餘，此等盈餘計入先前計入之損益賬之虧損內。於出售投資物業，先前變現之重估儲備額達關於預期估價之相關部份由投資物業重估儲備解除至損益表內。

投資物業按其賬面值列入資產負債表。賬面值指價值減投資物業之累計折舊，於物業重新分類時投資物業確定。投資物業不可折舊，惟租期低於二十年或賬面值所載折舊額低於餘下租期之情況下例外。

i) 研究及開發成本

所有研究成本於出現時自損益賬扣除。

新產品開發項目產生之開支只有於有關項目可明確界定、開支可獨立識別及可靠計算，可按合理方式確定項目在技術上可行及產品具商業價值時，方會撥作資本及遞延。未能符合以上條件之產品開發開支會於產生時列作開支。

遞延開發成本按成本減任何耗蝕虧損，並以直線法按有關產品之商用年期(由產品作商業投產當日起計並不超逾七年)攤銷。

j) 短期投資

短期投資乃指於持作交易用途股本證券之投資，及於資產負債表結算日按個別投資基準以公平價值計入賬目。公平價值指所報之市場價值減董事認為可反映出售大量股份對價格之潛在影響而需要作出之任何折讓。因證券公平價值改變而產生之損益於改變期間計入損益表或自損益賬扣除。

k) 持作出售物業

持作出售物業乃以賬面值及可變現淨值之較低者列賬。

l) 存貨

存貨按成本及可變現淨值兩者中之較低值入賬。成本按加權平均基準計算，就在製造品及製成品而言，包括直接物料成本、直接工資及適當部份之間接開支。可變現淨值為估計售價減預期製成及出售時所需之任何費用。

m) 撥備及或然負債

倘因過往事件而令本集團或本公司具有一項法律或推定義務，有可能須要就可作出合理估計之經濟利益流出就未確定時限或金額之負債確認撥備以償付該等負債。倘貨幣之時間價值重大，則撥備乃以預期用以償付該等負債之開支之現值列賬。

倘經濟利益未必流出或負債金額不能可靠地釐定，則除非經濟利益流出之機會甚微，否則負債將被披露為或然負債。除非經濟利益流出之機會甚微，否則因過往事件產生、並僅可在發生或不發生之一項或多項未來事件之情況下確定之可能負債，亦會被披露為或然負債。

n) 所得稅

所得稅包括即期及遞延稅項變動。倘所得稅關乎同一或不同期間直接於股本確認之項目，則於損益賬或股本確認。

遞延稅項乃採用負債法，對於結算日資產及負債之計稅基準及該等項目之賬面值之一切暫時性差額就財務申報而作出撥備。

遞延稅項負債就一切暫時差額予以確認：

- 惟首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之遞延稅項負債除外；及

- 就與於附屬公司及聯營公司之投資有關之應課稅暫時差額而言，除非撥回暫時差額之時間可以控制及暫時差額可能不會在可見將來撥回。

所有可予扣減暫時差額、未動用稅項資產結轉及未動用稅項虧損於可能獲得應課稅溢利作為抵銷，以動用該等可予扣減暫時差額、未動用稅項資產結轉及未動用稅項虧損之情況下，均確認為遞延稅項資產：

- 惟關乎首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之可予扣減暫時差額之遞延稅項資產除外；及

- 就與於附屬公司及聯營公司之投資有關之可予扣減暫時差額，僅於暫時差額可能會在可見將來撥回及將有應課稅溢利作為抵銷，以動用暫時差額之情況下，才確認遞延稅項資產。

遞延稅項資產之賬面值乃於各結算日進行審閱，並予以相應扣減，直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。相反，先前未確認之遞延稅項資產乃於可能獲得足夠應課稅溢利以動用全部或部份遞延稅項資產之情況下予以確認。

遞延稅項資產及負債乃根據於結算日已實施或已大致實施之稅率(及稅務法例)，按變現資產或清償負債之期間預期適用之稅率予以估量。

o) 營業租約

凡資產擁有權之絕大部份收益及風險仍歸於出租人之租約，均視為經營租約。有關該等經營租約之租金乃按租約年期以直線法計入損益賬或自損益賬扣除。

p) **僱員福利**

帶薪假期結轉

本集團根據僱員合約，每一曆年向僱員提供帶薪年假。在若干情況下，允許將截至結算日之餘下未用之假期結轉並由有關僱員於下一年度使用。僱員年度內應得之帶薪假期之預計將來成本及結轉於結算日列作應計費用。

僱傭條例之長期服務金

根據香港僱傭條例，本集團若干員工已完成為本集團服務所需年期，於終止僱用時符合收取長期服務金資格。若終止僱用符合香港僱傭條例所規定之情況，本集團有責任支付該等款項。

本集團就預期未來可能作出之長期服務金確認撥備。該等撥備乃按照員工截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

退休福利計劃

本集團根據強制性公積金計劃條例設立定額供款之強制性公積金退休福利計劃(「強積金計劃」)，以供有資格參與強積金計劃之僱員參加。供款乃按僱員底薪之若干百份比計算，並於根據強積金計劃之規則應予支付時自損益賬扣除。強積金計劃之資產獨立於本集團之資產，並由獨立管理之基金另行持有。本集團之僱主供款於向強積金計劃供款後全數即屬僱員所有，惟根據強積金計劃之規則，本集團之僱主自願供款會於僱員於有權收取全部僱主供款前離職時退回本集團。

本集團在中華人民共和國(「中國」)附屬公司之僱員為中國政府設立之國家資助退休計劃之成員。

購股權計劃

本公司設立購股權計劃，旨在激勵及獎勵為本集團之成功運作作出貢獻之合資格參與者。根據購股權計劃授出購股權產生之財務影響將待該等購股權獲行使時，方會記錄於本公司或本集團之資產負債表內，損益賬或資產負債表亦無記錄其成本值。當購股權獲行使時，由此發行之股份將按股份面值作為本公司額外股本，每股行使價超出股份面值之部份則記錄於本公司之股份溢價賬內。於行使日期前已註銷或失效之購股權將於尚未行使購股權之登記冊上刪除。

q) 關連人士

一方能夠直接或間接控制另一方，或對另一方之財務及經營決策可行使重大影響力之人士，均被視為關連人士。雙方均受制於相同控制權或相同重大影響力之人士，亦被視為關連人士。關連人士可為個別人士或公司。

r) 現金及現金等價物

就綜合現金流量表而言，現金及現金等價物包括庫存現金及活期存款，以及該等可隨時轉換為已知數額現金且所承受之價值變動風險微小、自購入起計一般時限不超過三個月之短期高流通性投資，另扣除須於要求時償還之銀行透支，為本集團現金管理不可分割部份。

就資產負債表而言，現金及銀行結餘和定期存款指其使用不受限制之資產。

s) 收入確認

於經濟利益將流入本集團，且收入得以可靠地衡量時，收入按下基準確認入賬：

i) 貨品出售，在擁有權之主要風險及回報轉嫁至買家時入賬，惟本集團須不再保持擁有權一般所涉及之管理或已售貨品之實際控制權；

ii) 利息：根據未償還本金額按實際適用利率以時間比例基準計算入賬；

iii) 於交易日，出售上市證券投資；

iv) 於簽署具法律約束力之銷售合約時，出售物業；

v) 股息，於股東收取股息之權利確立時入賬；及

vi) 管理費用，於提供服務時入賬。

t) 外幣換算

外幣交易乃按交易日期之適用滙率記錄。於結算日以外幣為單位之貨幣資產及負債均按當日之適用率換算。兑差額均列入綜合損益賬處理。

綜合賬目時，海外附屬公司及聯營公司之財務報告按淨投資法換算為港元，海外附屬公司及聯營公司之損益賬按本年度之加權平均滙率換算為港元，該等公司之資產負債表則按結算日之率換算為港元。換算產生之滙兑差額計入滙率波動儲備。

就綜合現金流量表而言，海外附屬公司之現金流量按現金流量發生當日之滙率換算為港元，海外附屬公司於整個年度經常重複發生之現金流量則按本年度之加權平均滙率換算為港元。

4. 分部資料

分部資料以兩種分部形式呈報：(i)以業務分部作為主要呈報方式，及(ii)以地區分部作為次要呈報方式。

本集團之經營業務按業務性質及所提供之產品及服務分別組合及管理。本集團每項業務分部均代表所提供產品及服務涉及之風險及回報與其他業務分部不同之策略性業務單位。業務分部資料現概述如下：

a) 電子產品分部，包括生產及銷售電子產品；

b) 綫路板分部，包括生產及銷售綫路版；

c) 電子部件及零件分部，包括買賣及分銷電子配件及部件；

d) 上市股本證券分部，包括買賣上市股本投資專案；

e) 金融服務分部，包括提供貸款融資服務；及

f) 光學產品分部，包括製造和銷售光學產品。

在釐定本集團之地區分部時，會按客戶所在地劃分收益所屬分部，亦按資產所在地劃分資產所屬分部。

分部間之銷售及轉撥按用作向第三者以當時市價進行銷售之售價進行。

a) 業務分部

下表載列本集團業務分部之有關收益、溢利／(虧損)及若干資產、負債及費用之資料。

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益																
向外界客戶銷售	391,632	398,361	108,992	130,901	–	2	15,515	870	107	412	174,890	192,236	–	–	691,136	722,782
分部間銷售	–	–	4,787	11,458	19,416	21,071	–	–	2,887	–	–	–	(27,090)	(32,529)	–	–
其他收益	3,356	1,904	5,192	1,412	–	25	469	421	–	–	2,800	3,167	–	–	11,817	6,929
合計	394,988	400,265	118,971	143,771	19,416	21,098	15,984	1,291	2,994	412	177,690	195,403	(27,090)	(32,529)	702,953	729,711
分部業績	17,288	17,027	(18,328)	(18,342)	683	673	(3,607)	(7,297)	(5,800)	(9,177)	(5,345)	(21,673)	642	(60)	(14,467)	(38,849)
利息、股息收入及未分配收益															2,272	4,723
已確認為收入之負商譽															13,062	23,550
出售恒光行部份權益所得收益															8,458	18,407
出售持作轉售物業所得收益															3,900	-
撥回就持作銷售物業所作超額撥備／(撥備)															3,150	(2,967)
重估租約土地及樓宇之盈餘／(虧蝕)淨額															4,843	(1,015)
出售聯營公司所得收益															10,900	-
未分配開支															(9,704)	(1,041)
經營業務溢利															22,414	2,808
應佔聯營公司溢利減虧損															2,791	1,727
除稅前溢利															25,205	4,535
稅項																
本公司及附屬公司															(452)	(1,627)
聯營公司															–	(151)
除少數股東權益前溢利															24,753	2,757
少數股東權益															5,758	8,941
股東應佔一般業務之溢利淨額															30,511	11,698

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部資產	185,093	194,155	119,469	129,691	1,222	5,202	23,884	6,675	101,612	57,953	195,056	166,971	(16,641)	(5,518)	609,695	555,129
於聯營公司之權益	–	–	–	–	–	–	–	–	–	–	37,220	35,581	–	–	37,220	35,581
未分配資產	–	–	–	–	–	–	–	–	–	–	–	–	–	–	271,731	324,352
合計															918,646	915,062
分部負債	31,309	44,962	80,327	66,800	1,396	3,341	42	96	123	83	41,356	56,997	(16,600)	(5,457)	137,953	166,822
未分配負債	–	–	–	–	–	–	–	–	–	–	–	–	–	–	20,336	26,900
總負債															158,289	193,722
其他分部資料																
折舊及攤銷	14,303	13,100	6,724	9,760	119	–	–	–	–	–	13,645	10,980	–	–	34,791	33,840
未分配款額															2,646	2,922
															37,437	36,762
資本開支	10,216	18,723	3,154	2,198	–	–	–	–	–	–	3,000	1,053	–	–	16,370	21,974
未分配款額															85	1,044
															16,455	23,018
應收貸款撥備	–	–	–	–	–	–	–	–	–	20	–	–	–	–	–	20
撥回就持作銷售物業所作超額撥備／(撥備)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3,150	(2,967)
撥回就應收呆賬超額撥備(撥備)	–	–	(1,090)	2,947	–	–	–	–	–	–	–	5,074	–	–	(1,090)	8,021
存貨撥備／(存貨超額撥備撥回)	291	(97)	(240)	5,326	–	–		–	–	–	238	7,168	–	–	289	12,397
重估租賃土地及樓宇之盈餘／(虧絀	643	(643)	–	–	–	–	–	–	–	–	–	–	–	–	643	(643)
未分配款額															4,200	(372)
															4,843	(1,015)
直接在股本確認之重估物業之盈餘／(虧絀)	375	(1,290)	–	–	–	–	–	–	–	–	–	–	–	–	375	(1,290)
未分配款額															9,652	–
															10,027	(1,290)

b) 地區分部

下表載列本集團地區分部之有關收益及若干資產及費用之資料。

本集團

	歐洲		北美洲		香港		日本		其他		對銷		綜合	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
分部收益：														
向外界客戶銷售	89,922	100.032	189,345	231,592	183.782	197.090	180.807	150.401	47,280	43.667	–	–	691.136	722.782

	香港		中國內地		其他		對銷		綜合	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
其他分部資料：										
分部資產	675,826	577,418	193,395	254,868	12,205	47,195	–	–	881,426	879,481
於聯營公司之權益	(10.165)	(9,376)	47,224	44,796	161	161	–	–	37,220	35,581
									918,646	915,062
資本開支	160	1.262	16,295	21,756	–	–	–	–	16,455	23.018

5. 營業額

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。

從以下業務錄得之收入已納入營業額內：

	二零零四年	二零零三年
	千港元	*千港元*
製造及銷售電子產品	391,632	398,361
製造及銷售綫路板	108,992	130,901
買賣及分銷電子配件及部件	–	2
買賣上市證券投資	15,515	870
提供貸款融資	107	412
製造及銷售光學產品	174,890	192,236
	691,136	722,782

6. 其他收益

	二零零四年 千港元	二零零三年 千港元
銀行利息收入	1,575	3,621
上市證券投資之股息收入	363	–
廢棄存貨之銷售額	2,795	889
已收管理費用	1,908	2,346
產品開發收入	2,678	2,709
租金收入	1,024	421
原材料之銷售額	1,778	446
其他	1,968	1,220
	14,089	11,652

7. 經營業務之溢利

本集團經營業務之溢利已扣除／(計入)：

	二零零四年 千港元	二零零三年 千港元
存貨成本	583,563	621,192
折舊	35,279	34,836
預付租金攤銷	737	737
遞延產品開發成本	1,421	1,189
營業租約最低租金：		
土地及樓宇	9,495	9,673
辦公室設備	233	269
員工成本(包括董事酬金－附註8)：		
工資及薪金	114,775	119,856
退休金供款	1,818	2,261
減：已放棄之供款	(562)	(393)
	1,256	1,868
	116,031	121,724
核數師酬金：		
本年度撥備	1,370	1,930
上年度撥備不足	–	65
	1,370	1,995
應收呆賬(撥回撥備)／撥備	(1,090)	8,021
存貨撥備	289	12,397
確認為收入之負商譽	(13,062)	(23,550)
出售物業、廠房及設備之(收益)／虧損	(21)	118
出售持作出售物業之(收益)／虧損	(3,900)	240
匯兌虧損淨額	1,068	276
出售上市證券投資之虧損／(收益)淨額	88	(185)
出售恒光行部份權益之收益	(8,458)	(18,407)

已售存貨成本包括涉及直接員工成本、存貨撥備、攤銷預付租金、遞延產品開發成本攤銷、土地及樓宇經營租約租金及製造業務折舊之款項102,679,000港元(二零零三年：95,087,000港元)，有關款項亦已計入上述就有關種類開支所披露之各種開支總額。

* 於二零零四年十二月三十一日，本集團並無已放棄之供款可供扣減未來年度(二零零三年：無)。

8. 董事酬金

根據香港聯合交易所有限公司證券上市規則(「上市規則」)及香港公司條例第161之規定本年度之董事酬金披露如下：

	二零零四年 *千港元*	二零零三年 *千港元*
董事袍金		
執行董事	—	—
獨立非執行董事	361	330
其他報酬：		
執行董事：		
薪金及其他福利	7,189	8,229
花紅	—	—
退休金供款	295	369
獨立非執行董事：		
薪金及其他福利	—	—
	7,845	8,928

董事之酬金屬於下列幅度：

	董事人數 二零零四年	 二零零三年
零港元至1,000,000港元	5	4
1,000,001港元至1,500,000港元	1	1
1,500,001港元至3,000,000港元	2	2
	8	7

本公司於本年度並無訂立任何董事放棄或同意放棄酬金之安排(二零零三年：無)。

9. 五位最高薪僱員

年內五位最高薪僱員包括兩位(二零零三年:三位)董事,彼等之酬金詳情載於上文附註8。餘下三位(二零零三年:兩位)非董事之最高薪僱員年內的酬金如下:

	本集團	
	二零零四年 *千港元*	二零零三年 *千港元*
薪金、津貼及實物利益	3,520	3,210
退休金供款	103	56
	3,623	3,266

非董事之最高薪僱員之酬金屬於下列幅度:

	僱員人數	
	二零零四年	二零零三年
零港元至1,000,000港元	1	–
1,000,001港元至1,500,000港元	2	1
1,500,001港元至2,000,000港元	–	1
	3	2

10. 稅項

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按17.5%(二零零三年:17.5%)之稅率撥備。海外應課稅溢利之稅款根據有關之現有法例、詮釋及慣例,按本集團營業國家之現行稅率計算。

	本集團	
	二零零四年 *千港元*	二零零三年 *千港元*
中國:		
香港:		
本年度撥備	976	1,524
以往年度(超額撥備)/撥備不足	(750)	80
中國內地	226	23
	452	1,627
分佔聯營公司應佔稅項	–	151
本年度稅款總額	452	1,778

根據適用之中國企業所得稅法,本集團在中國註冊之兩間附屬公司東莞怡富綫路板廠(「怡富」)及高勁電子(深圳)有限公司(「高勁」)可於首兩個獲利營業年度豁免支付所得稅,並於其後三個年度獲豁免支付應繳所得稅之50%。

怡富所享有之上述稅項豁免已經屆滿。根據本年獲授之另一項稅務豁免，於二零零四年怡富適用之所得稅為15%（二零零三年：15%）。截至二零零二年十二月三十一日止年度為高勁之首個獲利年度，所得稅享有50%之豁免。故高勁適用之所得稅率為每年15%。

採用本公司、其附屬公司及聯營公司所在國家之法定稅率計算之除稅前溢利適用稅項支出與按實際稅率計算之稅項支出之調節，以及適用稅率(即法定稅率)與實際稅率之調節如下：

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
除稅前溢利	25,205	4,535
按法定稅率計算之稅項	4,411	794
過往年度本期稅率之調整	(750)	80
無須繳稅收入	(5,502)	(945)
不可扣稅支出	2,419	2,325
使用過往年度稅損	(759)	(476)
其他國家不同稅率之影響	633	–
按本集團實際稅率計算之稅項支出	452	1,778

11. 股東應佔一般業務之溢利淨額

在本公司財務報告中處理之截至二零零四年十二月三十一日止年度股東應佔一般業務之溢利淨額為1,538,000港元（二零零三年：30,768,000港元）。

12. 每股盈利

每股基本盈利乃根據本年度股東應佔純利30,511,000港元（二零零三年：11,698,000港元）及年內已發行普通股286,068,644股（二零零三年：286,068,644股）之加權平均數計算。

由於本年度並無攤薄事項，故並無披露截至二零零三及二零零四年十二月三十一日止年度之每股攤薄盈利。

13. 物業，廠房及設備

本集團

	租約持有之土地及樓宇 千港元	租約物業裝修 千港元	廠房及機器 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	共計 千港元
成本或估值						
於年初	34,900	45,671	181,048	48,235	3,667	313,521
添置	–	4,025	7,836	2,095	–	13,956
出售	–	(77)	(642)	(179)	(332)	(1,230)
重估盈餘	4,200	–	–	–	–	4,200
於二零零四年十二月三十一日	39,100	49,619	188,242	50,151	3,335	330,447
累計折舊						
於年初	–	19,481	86,027	19,715	2,529	127,752
本年度撥備	1,018	5,955	19,663	8,261	382	35,279
出售	–	(14)	(494)	(174)	(295)	(977)
重估之撥回	(1,018)	–	–	–	–	(1,018)
於二零零四年十二月三十一日	–	25,422	105,196	27,802	2,616	161,036
賬面淨值						
於二零零四年十二月三十一日	39,100	24,197	83,046	22,349	719	169,411
於二零零三年十二月三十一日	34,900	26,190	95,021	28,520	1,138	185,769
成本及估值分析						
按成本值	–	49,619	188,242	50,151	3,335	291,347
按二零零四年估值	39,100	–	–	–	–	39,100
	39,100	49,619	188,242	50,151	3,335	330,447

本公司

	租約物業裝修	傢俬及裝置	合計
	千港元	*千港元*	*千港元*
成本：			
年初及於二零零四年十二月三十一日	13	144	157
累計折舊：			
年初	8	93	101
本年度撥備	2	27	29
於二零零四年十二月三十一日	10	120	130
賬面淨值：			
於二零零四年十二月三十一日	3	24	27
於二零零三年十二月三十一日	5	51	56

本集團於二零零四年十二月三十一日之租約土地及樓宇分析如下：

	按估值
	千港元
位於中國內地之中期租約土地及樓宇	24,100
位於香港之中期租約土地及樓宇	15,000
	39,100

租約土地及樓宇已由獨立專業估值師行保柏國際評估有限公司於二零零四年十二月三十一日按公開市值基準根據現況使用估值為39,100,000港元。因該等估值而產生之重估盈餘4,843,000港元及375,000港元已分別計入損益賬及物業重估儲備。

倘按估值列賬之本集團土地及樓宇乃按成本值減累計折舊入賬，則該等土地及樓宇將會按約39,830,000港元(二零零三年：40,848,000港元)列入財務報告。

本集團若干租約土地及樓宇已抵押，以取得授予本集團之若干銀行融資。於二零零四年十二月三十一日之物業、廠房及設備總額中，已抵押資產之賬面淨值為15,000,000港元(二零零三年：11,200,000港元)。

14. 投資物業

本集團

	二零零四年
	千港元
於二零零四年一月一日	–
添置	83,348
重估之盈餘	9,652
於二零零四年十二月三十一日	93,000

投資物業由保柏國際評估有限公司，一家獨立的專業估值公司於二零零四年十二月三十一日以公開市場價估值。此估值帶來了9,652,000港元的重新估值盈餘，並記入投資物業儲備。

在香港，投資物業乃以長期租約持有。

15. 負商譽

因收購恒光行實業有限公司(「恒光行」)及於二零零二年額外投資Electronics Tomorrow Manufactory Inc.之額外投資所產生並於綜合資產負債表中確認之負商譽如下：

本集團

	千港元
成本	
於二零零四年一月一日	88,680
確認為收入(累計)	
於二零零四年一月一日	48,334
年內已確認為收入	13,062
於二零零四年十二月三十一日	61,396
賬面淨值	
於二零零四年十二月三十一日	27,284
於二零零三年十二月三十一日	40,346

16. 於附屬公司之權益

	二零零四年 *千港元*	二零零三年 *千港元*
非上市股份，按成本	93,316	93,316
應收附屬公司之款項	279,862	244,045
應付附屬公司之款項	(2,778)	(153)
	370,400	337,208
耗蝕撥備	(38,628)	(38,628)
	331,772	298,580

與附屬公司之往來結餘乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

以下為主要附屬公司之詳情：

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零四年	本公司應佔股權百分比 二零零三年	主要業務
弘源有限公司	香港	2港元	100%	100%	提供貸款融資
Allied Trade Limited	英屬處女群島	1美元	100%	–	投資控股
Allied Success Inc.	英屬處女群島	10,000美元	88%	–	投資控股
康琳有限公司	香港	2港元	100%	100%	證券投資及物業持有
怡德綫路板有限公司	香港	100港元	57%	65%	買賣印刷綫路板
Eastec Purchasing Limited	英屬處女群島／日本	1美元	100%	100%	買賣電子配件及部件
易達科技有限公司	香港	2港元	100%	100%	買賣電子配件及部件

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零四年	本公司應佔股權百分比 二零零三年	主要業務
Electronics Tomorrow International Limited	英屬處女群島	600美元	100%	100%	投資控股
明日電子有限公司	香港	500,000港元	100%	100%	製造及銷售電子產品
Electronics Tomorrow Manufactory Inc.	英屬處女群島	350美元	57%	65%	投資控股
Fortune Dynamic Group Corp.（「Fortune Dynamic」）	英屬處女群島	1美元	100%	100%	投資控股
Good Order International Inc.	英屬處女群島	100美元	100%	100%	投資控股
Issegon Company Limited	香港	300,000港元	100%	100%	投資控股
Master Base Limited	英屬處女群島	1美元	100%	100%	投資控股
Maxwood Limited	香港	2港元	100%	100%	證券投資
添致有限公司	香港	2港元	100%	–	物業持有
Plentiful Light Ltd.	英屬處女群島／中國	100美元	57%	65%	製造印刷綫路板
Probest Holdings Inc.（「Probest」）	英屬處女群島	1美元	100%	100%	投資控股
東莞怡富綫路板廠（「怡富」）(i) (iii)	中國	64,160,000港元	48%	55%	製造印刷綫路板
高勁電子（深圳）有限公司（「高勁」）(ii)	中國	5,000,000美元	100%	100%	製造電子產品
東莞德寶光學有限公司（「德寶」）(iv)、(vii)	中國	58,550,910港元	26%	31%	製造多層鍍膜鏡片

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零四年	本公司應佔股權百分比 二零零三年	主要業務
東莞恒惠眼鏡有限公司（「東莞恒惠」）(v)、(vii)	中國	62,504,800港元	42%	51%	製造光學產品
霸泉有限公司(vii)	香港	75,000,000港元	46%	55%	投資控股
盈展國際有限公司(iii)	香港	1,000,000港元	26%	31%	投資控股
寶源工商業發展有限公司(vii)	香港	2港元	51%	61%	於中國持有物業
深圳橫崗光學實業有限公司（「橫崗」）(iii)、(vi)	中國	30,000,000美元	41%	49%	製造光學產品
恒光國際製造有限公司(vii)	香港	31,249,000港元	51%	61%	投資控股
恒光眼鏡行有限公司(vii)	香港	100,000港元	51%	61%	買賣光學產品

除Electronics Tomorrow International Limited、Fortune Dynamic及Master Base Limited乃由本公司直接持有外，所有附屬公司均由本公司間接持有。

(i) 怡富是根據中國法律成立之中外合營企業。

(ii) 高勁是根據中國法律註冊之外商獨資企業。

(ii) 本公司有權在該等公司之董事會議上投過半數票，故該等公司被視為本公司之附屬公司。

(iv) 德寶是根據中國法律註冊之外商獨資企業，註冊股本為118,100,000港元。於結算日，本集團已將價值58,550,910港元之廠房及機器作為資本出資，以符合註冊資本規定。根據德寶之公司組織章程細則，餘下約59,549,000港元之款項於一九九九年三月十八日到期支付。本集團已與有關當局討論修訂德寶之公司組織章程細則之原有條款，包括註冊股本總額。直至本年報日期止，本集團仍未取得有關當局之批准。

(v) 東莞恒惠是根據中國法律成立之中外合營企業，註冊資本為67,940,000港元。於結算日，本集團已將價值約62,505,000港元之廠房及機器作為資本出資，以符合註冊資本規定。於二零零四年十二月三十一日，東莞恒惠之少數股東仍未就餘下5,435,000港元之註冊資本出資。

(vi) 橫崗是根據中國法律成立之由於本集團每年向合營企業支付約2,830,000港元（二零零三年：2,830,000港元）之款項，因此有權分佔橫崗全部溢利，亦需承擔全部虧損。

(vii) 於二零零四年一月二日，本集團透過與獨立第三方訂立之買賣協議出售恒光行10%權益。在協議完成後，本集團於恒光行之股本權益由61%減至51%，所產生之所得款項淨額為8,406,000港元。另外，於二零零五年一月二十日，本集團與獨立第三方簽訂協議出售46%恒光行之權益。

上表列出董事認為主要影響本集團本年度業績或構成本集團資產淨值重要部份之本公司附屬公司。董事認為，列載其他附屬公司詳情將導致資料過於冗長。

17. 於聯營公司之權益

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
應佔資產淨值	128,876	143,592
應收聯營公司之款項	8,467	5,005
減值虧損撥備	(100,123)	(113,016)
	37,220	35,581

應收聯營公司之款項乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

應付聯營公司之款項乃無抵押及不計利息，且無固定償付期限。

以下為主要聯營公司之詳情：

名稱	業務架構	註冊成立及營運地點	本集團應佔股本百分比 二零零四年	二零零三年	主要業務
東莞粵恒光學有限公司	公司	中國	26%	31%	製造光學鏡片
東莞粵恒光學(香港)有限公司	公司	香港	26%	31%	買賣光學產品
Dongguan Yueheng Optical (BVI) Company Limited	公司	英屬處女群島	26%	31%	融資活動及推廣光學產品

上表列出董事認為主要影響本集團本年度業績或構成本集團資產淨值重要部份之本集團聯營公司。董事認為，列載其他聯營公司詳情將導致資料過於冗長。

18. 預付租金

	本集團 二零零四年 千港元	二零零三年 千港元
成本		
年初及年終	10,500	10,500
攤銷		
年初	7,123	6,386
本年度撥備	737	737
年終	7,860	7,123
賬面淨值		
年終	2,640	3,377

預付租金為怡富之合營夥伴之出資額，出資方式為在合營期內提供使用該合營夥伴所擁有物業之權利。

預付租金於首階段合營年期15年以直線基準予以攤銷。

19. 遞延產品開發成本

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
成本		
年初	19,376	17,599
增加	2,499	1,777
年終	21,875	19,376
累計攤銷及耗蝕		
年初	14,593	13,404
年內攤銷撥備	1,421	1,189
年終	16,014	14,593
賬面淨值		
年終	5,861	4,783

20. 應收貸款

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
有抵押	3,000	12,254
無抵押	67	67
	3,067	12,321
減：非即期部份	(2,000)	–
	1,067	12,321

應收貸款年利率為3厘至12厘（二零零三年：最優惠貸款利率至12厘）。

21. 持作出售物業

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
按成本值	6,333	12,666
減：耗損撥備	(333)	(6,966)
	6,000	5,700

持作出售物業均位於香港，並以中期租約持有。

22. 短期投資

	本集團	
	二零零四年	二零零三年
	千港元	千港元
交易證券		
一香港上市證券	7,491	–

23. 存貨

	本集團	
	二零零四年	二零零三年
	千港元	千港元
原材料	54,121	38,510
在製品	10,168	19,982
製成品	25,121	19,418
	89,410	77,910

於二零零四年十二月三十一日，所有存貨按成本值列賬。

24. 應收賬款

本集團按賬齡分析之應收賬款如下：

	二零零四年		二零零三年	
	千港元	百分比	千港元	百分比
即時至三個月	93,523	75	111,448	74
四個月至六個月	2,597	2	17,509	12
七個月至一年	14,532	12	16,202	11
超過一年	13,533	11	5,450	3
	124,185	100	150,609	100
撥備	(8,296)		(10,193)	
撥備後總額	115,889		140,416	

本集團向顧客授出之一般信用期限介乎21日至120日。

25. 應付賬款

本集團按賬齡分析之應付賬款如下：

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
即時至三個月	52,736	94,877
四個月至六個月	34,148	19,893
七個月至一年	5,298	3,252
超過一年	522	1,253
	92,704	119,275

賬齡少於四個月之應付賬款佔應付賬款總額57%(二零零三年：79.5%)。

26. 長期服務金撥備

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
年初	1,243	1,465	240	240
年內已動用款項	(294)	(222)	(10)	–
年終	949	1,243	230	240

根據香港僱傭條例，本集團就預期未來可能向僱員作出之長期服務金作出撥備，其進一步闡述載於財務報告附註3「僱員福利」一段。是項撥備乃按照僱員截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

27. 遞延税項負債

	加速税項折舊
	千港元
於二零零四年一月一日及二零零四年十二月三十一日	1,433

本集團有香港產生之税損約177,890,000港元(二零零三年：150,452,000港元)，可供無限期用作抵銷產生税損之公司之未來應課税溢利。由於遞延税項資產在經已虧損達一段時間之附屬公司產生，故並無就該等税損確認遞延税項資產。

28. 已發行股本

	二零零四年 *千港元*	二零零三年 *千港元*
法定：		
50,000,000,000股(二零零三年：50,000,000,000)普通股，每股0.01港元(二零零三年：0.01港元)	500,000	500,000
已發行並繳足：		
286,068,644股(二零零三年：286,068,644)普通股，每股0.01港元(二零零三年：0.01港元)	2,861	2,861

年內並無購回任何股份。

29. 購股權計劃

(a) 本公司之購股權計劃

本公司設立一項購股權計劃(「明日計劃」)旨在激勵及獎勵為本集團之成功運作作出貢獻之合資格參與者。明日計劃之合資格參與者包括本公司之董事(包括獨立非執行董事)、本集團之其他僱員、向本集團供應貨品或提供服務之供應商、本集團之客戶、本公司股東及本公司附屬公司之任何少數股東。明日計劃從二零零二年五月二十九日開始生效，除非另行撤銷或修改，否則自該日起十年內一直有效。

根據明日計劃獲准授出而目前尚未行使之購股權數目，待其行使時，最多相等於本公司當時已發行股份之10%。於任何十二個月期間內，根據明日計劃授予各合資格參與者之購股權可予發行之股份數目最多不得超過本公司當時已發行股份之1%。任何超出此限額之進一步授出購股權之舉措，須於股東大會上取得股東批准。上取得股東批准。

向本公司任何董事、行政總裁或主要股東或彼等任何聯繫人士授出購股權，須經獨立非執行董事事先批准。此外，於任何十二個月期間內，向本公司任何主要股東或獨立非執行董事或彼等任何聯繫人士授出任何購股權，如超出本公司當時已發行股份0.1%，或合共價值(按本公司股份於授出當日之價格計算)超逾5百萬港元者，則須事先在股東大會上取得股東批准。

提呈授出之購股權可於提呈當日起二十一日內予以接納，承授人須於接納時支付總共1港元之象徵式代價。任何購股權可按照明日計劃於不超過五年之期間內隨時予以行使。該期間於購股權授出之日起計，至該期間結束時為止。

購股權之行使價須由董事釐定，惟須不低於(i)本公司股份於提呈授出購股權日期在聯交所之收市價；(ii)本公司股份於緊接提呈授出購股權日期前五個交易日在聯交所之平均收市價；及(iii)普通股面值三者中之較高者。

購股權並不賦予其持有人獲取股息或於股東大會上投票之權利。

於年內並無授出其他購股權。於結算日，並無購股權尚未行使。

(b) 恒光行之購股權計劃

有關恒光行計劃之所有詳情與「本公司之購股權計劃」所述事宜相同，惟恒光行計劃自二零零二年五月二十八日開始生效，以及除非另行撤銷或修改，否則自生效之日起十年內一直有效。

恒光行於年內並無授出其他購股權。於結算日，恒光行並無購股權尚未行使。

30. 儲備

(a) 本集團

本集團之儲備金額及其於本年度與上年度之變動情況載列於綜合股本變動表內。

(b) 本公司

	股份溢價 千港元	資本 贖回儲備 千港元	實繳盈餘 千港元	保留溢利 千港元	合計 千港元
於二零零三年一月一日	200,556	77	84,917	3,878	289,428
股本	–	–	283,208	–	283,208
年內純溢利	–	–	–	30,768	30,768
於二零零三年十二月三十一日及二零零四年一月一日	200,556	77	368,125	34,646	603,404
年內純溢利	–	–	–	1,538	1,538
於二零零四年十二月三十一日	200,556	77	368,125	36,184	604,942

根據百慕達一九八一年公司法（經修訂），本公司之實繳盈餘可於若干情況下分派予股東。

31. 或然負債

	本公司	
	二零零四年	二零零三年
	千港元	*千港元*
就授予附屬公司銀行融資而作出之擔保	28,300	22,400

於結算日，本集團概無其他重大或然負債(二零零三年：無)。

32. 承擔

(a) 資本承擔

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
遞延產品開發成本		
已訂約	–	–
已批准但未訂約	811	1,199
	811	1,199
向於中國註冊之附屬公司出資之承擔	4,618	9,638

於結算日，本公司並無重大承擔(二零零三年：無)。

(b) 經營租約承擔

本集團根據經營租約安排租用若干辦公室物業、廠房、貨倉及辦公室設備。辦公室物業、廠房及貨倉之協商租賃期由1年至15年不等，而辦公室設備之租賃期為3年。

於二零零四年十二月三十一日，本集團及本公司根據不可撤銷經營租約應付之日後最低租金總額如下：

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
土地及樓宇：				
一年內	10,010	9,753	1,756	2,282
第二至第五年（包括首尾兩年）	19,258	17,640	5,127	–
五年以後	3,538	6,389	–	–
	32,806	33,782	6,883	2,282
辦公室設備：				
一年內	210	55	–	–
第二至第五年（包括首尾兩年）	89	34	–	–
	299	89	–	–
	33,105	33,871	6,883	2,282

33. 關連及有關連人士交易

年內，本集團已進行下列之關連及有關連人士交易：

(i) 本集團之全資附屬公司向本集團持有57%權益之附屬公司怡德綫路板有限公司（「怡德」）授出一項16,000,000港元（二零零三年：7,000,000港元）之貸款，供怡德用作一般營運資金。該貸款為無抵押、按照一個月港元定期存款之利率計息及無固定還款期。

(ii) 另外，本集團有總上限為28,300,000港元（二零零三年：22,400,000港元）之若干銀行融資，由本集團一間全資附屬公司共同使用。該等銀行融資由兩間本集團均持有57%權益之附屬公司怡德及Plentiful及本集團若干全資附屬公司之公司擔保及本集團若干租約土地及樓宇作抵押（附註13）。

(iii) 本集團之一間全資附屬公司Probest於二零零三年向本集團另一間附屬公司恒光行發行承兑票據。該應付承兑票據為無抵押，於二零零六年六月一日到期，並按當時香港最優惠利率加1厘之年息計算每年計息。年內，Probest應收之利息收入為13,567,000港元（二零零三年：15,076,000港元）。

(iv) 除於本財務報告其他部份詳述之交易及結餘外，年內，本集團與關連各方曾進行下列重大交易：

	附註	二零零四年 千港元	二零零三年 千港元
銷售商品予聯營公司	(i)	10,224	8,390
向聯營公司購買產品	(ii)	14,807	12,755
向聯營公司收取管理費收入	(iii)	585	2,346

(i) 是項對聯營公司之銷售乃按照本集團給予主要第三方客戶之公開價格、條款及條件進行。

(ii) 是項對聯營公司之購買乃按各聯營公司給予其主要第三方客戶之公開價格、條款及條件進行。

(iii) 管理費收入乃按管理層對聯營公司使用之辦公室物業及公共設施之成本估計計算收取。

34. 結算日後事項

結算日後，本集團及本公司就進一步出售恒光行之權益進行以下事項：

a) 於二零零五年一月二十日，本公司之一間全資附屬公司Probest、滙富金融控股有限公司之附屬公司Rich Global Investments Limited（「Rich Global」）及Kingsway Lion Spur Technology Limited（「Kingsway Lion」），以及一名獨立第三方China Time Investment Holdings Limited（「China Time」）訂立了一份有條件買賣協議（經二零零五年四月十三日補充協議修訂）（「股份出售協議」），據此，受限於完成若干條件，China Time同意以43,121,893港元、4,688,496港元及8,437,140港元分別從Probest、Rich Global及Kingsway Lion購入彼等持有恒光行實業有限公司（「恒光行」）現有已發行股份之1,437,396,440股、156,283,205股及281,238,000股，約為恒光行現有已發行股份之60%。

Probest應收之銷售所得款項按如下方式分兩期收取：

i) 股份出售協議完成後六個月內收取23,121,893港元；及

ii) 於股份出售協議完成週年日收取20,000,000港元。

股份出售協議完成後，Probest將持有恒光行現有已發行股份約5%，而恒光行持有Profitown Investment Coropration（「Profitown」）70%已發行股本。Probest於結算日直接持有Profitown 30%已發行股本。

(b) 於二零零五年一月二十日，Probest、恒光行及Profitown訂立一份有條件貸款重組協議(「貸款重組協議」)，據此，Probest有條件同意豁免恒光行結欠Probest承兑票據下之未償還本金，以抵銷Profitown結欠恒光行之債項(於二零零五年四月十八日為112,167,732港元)(「Profitown／恒光行貸款」)，以及由二零零三年十一月五日至上文(a)段所述之股份出售協議日期(包括該日)債項之利息及拖欠利息約12,669,995港元，以及至貸款重組協議之條件獲達成之生效日期(包括該日)債項下任何可能應計之進一步利息。

作為貸款重組協議之部份及於所有指定條件獲達成之生效日期，Profitown將向Probest發行及交付新承兑票據，作為恒光行承諾豁免一項相當於Profitown／恒光行貸款下債務之金額(於二零零五年四月十八日為112,167,732港元)之代價。此外，恒光行將向Probest簽立一項擔保(「恒光行擔保」)，倘Profitown因任何原因未能支付根據將發行予Probest之承兑票據應付之本金，恒光行將在Probest要求時無條件支付及償付Profitown於未能還款時及之後根據新承兑票據所有應付之利息。恒光行於恒光行擔保下之責任為無抵押，及倘下文(c)段所述之認沽期權獲行使及完成認沽期權下擬進行之交易，該等責任將會終止。

截至二零零四年四月十八日，Probest將予豁免債項下之本金額、利息及拖欠利息約為66,000,000港元。

(c) 上述股份出售協議(上文(a)段所述)完成前及緊隨股份出售協議完成後，Probest及恒光行將分別持有Profitown 30%及70%權益，於完成股份出售協議後，恒光行、Probest及本公司以及Profitown將簽訂一項股東協議權益，以規管Profitown之管理(「Profitown股東協議」)。根據Profitown股東協議之主要條款，恒光行有權要求Probest或一名由Probest促使之獨立第三方認購其所有(並非部份)股份(「認沽期權」)，佔Profitown全部現有已發行股份之70%，認沽期權可於股份出售協議完成日前起計30個月期間屆滿前任何時間，以相當於該等股份應佔之認沽期權行使當日Profitown有形資產淨值之價格行使，而該買方將以零代價承擔於Profitown股東協議日期前恒光行結欠Profitown集團任何成員公司之所有負債。倘以Profitown最近期刊發之經審核賬目中所採納之基準及會計政策所計算之Profitown有形資產淨值於完成日期起計30個月期間下跌至零以下，則Probest將應要求就有關虧絀向Profitown作出賠償。倘(i)ChinaTime於恒光行之總股權降至51%以下；(ii)自股份出售協議日期以來，ChinaTime董事會之多數成員與股份出售協議所披露者相比有任何改變；及(iii)王安康先生不再為ChinaTime最少75%股權之法定及實益擁有人，則認沽期權及Probest所提供之該等賠償保證將會終止，而Probest將無須承擔任何進一步責任。

(d) 股份出售協議完成後，本公司及其全資附屬公司Probest將向China Time簽署一份契據(「明日國際集團契據」)，據此，倘於本公司、恒光行及China Time於二零零五年四月十八日之聯合公佈中所詳述之若干情況下，如恒光行中斷於聯交所上市，Probest須應要求賠償China Time 56,247,530港元。

於上述股份出售協議及貸款重組協議完成後，本集團將獲得收益約43,000,000港元。

上述股份出售協議、貸款重組協議、股東協議及明日國際集團契據之詳細內容及完成條款載於本公司、恒光行及China Time二零零五年四月十八日之聯合公佈。

35. 母公司

董事認為，截至結算日於英屬處女群島註冊成立之Winspark Venture Limited為其母公司。

3. 債項

於二零零五年四月三十日(即本通函付印前就本債項聲明而言之最後可行日期)營業時間結束時，本集團並無未償還借貸。

此外，於二零零五年四月三十日，本公司就提供銀行信貸擔保之或然負債約為28,300,000港元。

除上文所載列及集團成員公司間之負債及一般應付貿易賬款及應付票據外，於二零零五年四月三十日營業時間結束時，本集團成員公司概無任何未償還按揭、抵押、債券、借貸資本、債務證券(不論為已發行及未償還、已授權或已產生但未發行)、定期貸款及透支或其他類似債項、融資租約或租購承擔、承兑負債或承兑信貸或任何借貸形式之其他借貸或債項或任何擔保或其他重大或然負債。

就上述債項聲明而言，外幣金額乃以二零零五年四月三十日營業時間結束時適用之概約匯率換算為港元。

本集團之債項或或然負債自二零零五年四月三十以來並無重大變動。

4. 營運資金

經計及本集團可動用之內部資源、出售事項之預計所得款項淨額及並無不可預測之事情後，董事認為本集團具備足夠營運資金，以應付由本通函日期起計12個月之現有需要。

5. 重大不利變動

截至最後可行日期，董事會並不知悉自二零零四年十二月三十一日(即本集團編製最近期發表之經審核綜合財務報告之日)以來本集團之財務或經營狀況有任何重大不利變動。

1. 責任聲明

本通函已根據上市規則之規定，提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在進行一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使本通函有任何聲明產生誤導。

2. 董事權益

於最後可行日期，各董事及本公司主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中，擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或短倉（包括按上述證券及期貨條例條文被當作或視為擁有之權益及短倉）；或(b)根據證券及期貨條例第352條須記錄於據此置存之記錄冊內之權益或短倉；或(c)根據上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益或短倉如下：

董事	*附註*	透過所控制之法團	佔本公司已發行股本百分比
邱德華先生	*1*	14,847,400	5.2
譚炳華先生	*2*	8,000	—

附註：

1. 此等股份乃透過由邱德華先生實益擁有之公司Pacific Shore Profits Limited持有。

2 此等股份乃透過由譚炳華先生實益擁有之公司Strong Trend International Limited持有。

除上文所披露者外，於最後可行日期，本公司各董事及主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之任何股份、相關股份及債券中，並無擁有(i)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或短倉（包括按上述證券及期貨條例條文本公司董事或主要行政人員被當作或視為擁有之權益及短倉）；或(ii)根據證券及期貨條例第352條須記錄於據此置存之記錄冊內之權益或短倉；或(iii)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或短倉。

3. 主要股東

於最後可行日期，就本公司任何董事或主要行政人員所知，除本公司董事或主要行政人員外，以下人士於本公司之股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或短倉，或直接或間接持有

附帶投票權可在一切情況於本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上：

(a) 股份權益

股東名稱	身份	普通股數目	概約百分比
Winspark Venture Limited	實益擁有人	165,835,963 *附註(1)*	58.0%

附註：

1. Winspark Venture Limited之全部已發行股本由陳遠明先生實益擁有。

(b) 本集團其他成員公司之主要股東

於最後可行日期，據本公司董事一直所知，下列人士(本公司董事除外)直接或間接持有附帶投票權可在一切情況下於本集團其他任何成員公司之股東大會上投票之任何類別股本權益面值10%或以上：

附屬公司名稱	主要股東名稱	佔現有已發行股本百分比
Electronics Tomorrow Manufactory Inc.	Limbrick Investment Limited	26%
Allied Success Inc.	Prime Star Industries Limited	12%
東莞怡富綫路板廠	Wanji Development	16.37%
Profitown Investment Corporation	恒光行實業有限公司	70%

除上文所披露者外，本公司之董事及主要行政人員並不知悉有任何人士（本公司董事或主要行政人員除外）於最後可行日期於本公司之股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或短倉，或直接或間接持有附帶投票權可在一切情況於本集團其他任何成員公司股東大會上投票之任何類別股本面值10%或以上。

4. 重大訴訟

於最後可行日期，本公司或其任何附屬公司並無進行任何重大訴訟或仲裁或申索，而據董事所知，本公司或其任何附屬公司（恒光行集團除外）亦無待決或面臨任何重大訴訟或申索。

5. 服務合約

本公司與本公司獨立非執行董事吳弘理先生訂立服務合約，由二零零四年九月二十七日起計為期一年，董事袍金為每年120,000港元。

除上文所披露者外，任何董事與本公司或其任何附屬公司概無訂立或建議訂立於一年內不作賠償（法定賠償除外）不可終止之服務合約。於最後可行日期前六個月內亦無訂立或修訂任何服務合約。

6. 專家及同意書

以下為於本通函內提供或於本通函中所引述意見或建議之專家之資格：

名稱	資格
陳葉馮會計師事務所有限公司	執業會計師

於最後可行日期，陳葉馮會計師事務所有限公司並無於本集團任何成員公司之股本中擁有任何實益，亦無任何可供認購或提名他人認購本集團任何成員公司證券之權利（不論可合法強制執行與否），且自二零零四年十二月三十一日（即本集團編製最近期發表之經審核財務報表之日期）起亦無於本集團任何成員公司之已收購、出售或租賃之任何資產或建議收購或出售或租賃之任何資產中直接或間接擁有任何權益。

陳葉馮會計師事務所有限公司已就刊發本通函發出同意書，同意以本通函各自所載之形式及涵義轉載彼等之意見或引述其名稱及意見，且並無撤回彼等之同意書。

7. 重大合約

除下文所披露者外，於最後可行日期，本公司或其附屬公司並無於緊接聯合公佈日期前兩年內訂立任何重大合約（並非於日常業務過程中訂立之合約）：

1. Probest、恒光行及本公司就公開發售2,901,658,253股恒光行股份之包銷而於二零零三年九月三日訂立之包銷協議；

2. 恒光行及Probest就償還恒光行結欠Probest一筆本金總額250,000,000港元之無抵押貸款而於二零零三年九月三日訂立之貸款償還協議；

3. Probest、恒光行及本公司就恒光行向Probest出售恒光行於Profitown全部已發行股本中30%之權益及Profitown結欠恒光行之貸款之30%而於二零零三年九月三日訂立之買賣協議；

4. 期權協議；

5. Probest及Kingsway Financial Services Group Limited就配售Probest所持有之412,794,000股股份而於二零零三年十二月十六日訂立之配售協議；

6. Probest、Rich Global及Kingsway Lion就Probest向Rich Global及Kingsway Lion出售593,724,000股股份而於二零零三年十二月十六日訂立之買賣協議；

7. 買賣協議；

8. 貸款重組協議；及

9. 日期為二零零五年一月二十日有關期權協議之有條件註銷協議。

8. 董事於競爭業務之權益

於最後可行日期，董事或任何彼等各自之聯繫人概無於任何與本集團之業務構成競爭或可構成競爭之業務中擁有權益或與本集團有任何重大利益衝突。

9. 其他事項

於最後可行日期，並無於本通函日期存在任何董事擁有重大權益及對本集團業務屬重大之合約或安排。

10. 一般事項

(a) 於最後可行日期，董事概無於本公司或本公司任何附屬公司自二零零四年十二月三十一日（即本公司編製最近發表之經審核賬目之日期）起之已收購、出售或租賃之任何資產或建議收購或出售或租賃之任何資產中直接或間接擁有任何權益。

(b) 本公司之註冊辦事處位於Clarendon House, 2 Church Street, Hamilton HM11, Bermuda。

(c) 本公司於香港之合資格會計師及公司秘書為馬永權FCCA, CPA。

(d) 本公司之香港股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-1905室。

(e) 本通函之中英文版如有歧異，一概以英文本為準。

11. 備查文件

下列文件之副本由本通函刊發日期起至二零零五年五月三十日（包括該日）止之一般辦公時間內，於本公司在香港之主要營業地點香港中環皇后大道中5號衡怡大廈27樓可供索閱：

(a) 本公司之細則；

(b) 本附錄「專家及同意書」一節所述之同意書；

(c) 本公司截至二零零三年十二月三十一日及二零零四年十二月三十一日止財政年度各年之經審核綜合賬目；

(d) 本附錄「重大合約」一段所述之文件；及

(e) 本公司及獨立非執行董事吳弘理先生於二零零四年九月二十七日訂立之服務合約。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or professional adviser.

If you have sold or transferred all your shares in Tomorrow International Holdings Limited (the "Company"), you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

PROPOSALS INVOLVING

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF DIRECTORS

A notice convening an annual meeting of the Company to be held at Unit 903-906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Monday, 30th May 2005 at 12:00 noon (the "Annual General Meeting") is set out on pages 3 to 6 of the Company's 2004 annual report despatched to the Shareholders on 28th April, 2005. If you do not propose to attend the Annual General Meeting, you are requested to complete and return the form of proxy enclosed in the 2004 annual report of the Company in accordance with the instructions printed thereon to the Company's principal place of business at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof. Completion of the form of proxy shall not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting should you so wish.

28th April, 2005

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Unit 903-906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Monday, 30th May, 2005 at 12:00 noon
"Board"	the board of Directors of the Company
"business day"	a day (excluding Saturday) on which banks are generally open for business in Hong Kong
"Bye-laws"	the Bye-laws of the Company
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Companies Act"	the Companies Act 1981
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	26th April, 2005, being the latest practicable date prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Mandate"	a general mandate to the Directors to exercise the powers of the Company to repurchase shares during the period as set out in the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.4(B) of the notice of the Annual General Meeting
"Share(s)"	share(s) of HK$0.01 each in the existing share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company

"Share Issue Mandate"	a general mandate to the Directors to exercise the power of the Company to allot and issue shares during the period as set out in ordinary resolution no.4(A) referred to in the notice of the Annual General Meeting
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars



TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

Executive Directors:
Mr. Yau Tak Wah, Paul *(Chairman)*
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Tam Wing Kin
Mr. Tam Ping Wah

Independent Non-executive Directors:
Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard
Mr. Wu Wang Li

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principle Place of Business:
27th Floor,
Henley Building,
5 Queen's Road Central,
Hong Kong

28th April, 2005

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF DIRECTORS

INTRODUCTION

At the Annual General Meeting, resolutions will be proposed to grant to the Directors general mandates to issue and allot shares and repurchase shares since the general mandates granted to the Directors on 8th June, 2004 to issue Shares and to repurchase Shares will expire at the forthcoming Annual General Meeting.

The purpose of this circular is to provide you with information regarding the proposed Repurchase Mandate and Shares Issue Mandate.

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 8th June, 2004, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting. The Directors propose to seek your approval of the Repurchase Resolution to

be proposed at the Annual General Meeting. An explanatory statement as required under Rule 10.06 of the Listing Rules to provide the requisite information of the Repurchase Mandate is set out in the appendix to this circular.

The Directors wish to state that they have no present intention of exercising the Repurchase Mandate to repurchase shares.

As at the Latest Practicable Date, the issued share capital of the Company comprised 286,068,644 fully paid up Shares. Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase up to a maximum of 28,606,864 Shares (being 10% of the Shares in issue).

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting two ordinary resolutions will be proposed respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

Subject to the passing of the proposed ordinary resolutions as referred in resolutions no.4(B) and no.4(C) of the notice of the Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting and no Shares are repurchased under the Repurchase Resolution, the Company would be allowed to issue and allot up to a maximum of 57,213,728 Shares which is 20% of the issued share capital of the Company as at the Latest Practicable Date.

The Directors wish to state that they have no present intention of exercising the Share Issue Mandate to issue and allot Shares.

RE-ELECTION OF DIRECTORS

As at the Latest Practicable Date, the Board comprised of eight Directors, of which five are executive directors, namely Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Tam Ping Wah and three independent non-executive directors, namely, Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

Pursuant to the Bye-laws of the Company, Ms. Wong Shin Ling, Irene and Mr. Cheung Chung Leung Richard shall retire from office at the Annual General Meeting and they being eligible, offer themselves for re-election at the Annual General Meeting.

Details of the Directors who are proposed to be re-elected at the Annual General Meeting are as follows:

Ms. WONG Shin Ling, Irene ("Ms. Wong"), aged 44, was appointed Executive Director in February 2000. She is responsible for management and administration of the Group. Ms. Wong has over 12 years of experience in the field of property development and management. She joined the Group in February 2000. She is also a director in other members of the Group. Ms. Wong is also an executive director of Swank International Manufacturing Company Limited, a company listed on the Stock Exchange. Save as disclosed herein, Ms. Wong had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

Mr. CHEUNG Chung Leung, Richard ("Mr. Cheung"), aged 51, was appointed Independent Non-executive Director in March 2000. Mr. Cheung has over 20 years of experience as an architect and real estate investment adviser. He graduated from the University of Hong Kong with degrees of Bachelor of Arts (Architectural Studies) and Bachelor in Architecture. He is a member of the Hong Kong Institute of Architects and a Registered Architect pursuant to the Architects Registration Ordinance. He does not hold any position in other members of the Group. He was an executive director of Singapore Hong Kong Properties Investment Limited (now known as Landune International Limited) until June 2003. Save as disclosed herein, Mr. Cheung had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Ms. Wong and Mr. Cheung do not have any interest in the share capital of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) and they do not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and each of Ms. Wong and Mr. Cheung. They are not appointed for a specific term since their appointment is subject to retirement by rotation and re-election in accordance with the Bye-laws of the Company. For the year ended 31st December 2004, Ms. Wong did not receive any director's fee and Mr. Cheung received a director's fee of HK$150,000.

There are no other matters that need to be brought to the attention of the Shareholders.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the Repurchase Mandate and the Share Issue Mandate, is set out in the 2004 annual report of the Company despatched to the Shareholders on 28 April, 2005 sent together with this circular.

A form of proxy for use at the Annual General Meeting is enclosed in the 2004 annual report of the Company. If you do not propose to attend the Annual General Meeting, you are requested to complete the said form of proxy in accordance with the instructions printed thereon and return it to the Company's principal place of business in Hong Kong at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time fixed for holding the Annual General Meeting. Completion and return of the form of proxy will not prevent you from attending and voting at the Annual General Meeting or any adjourned meeting thereof (as the case may be) should you wish to do so.

PROCEDURE FOR DEMANDING A POLL

Pursuant to the Bye-laws of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(i) by the chairman of such meeting; or

(ii) by at least three members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by a member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(iv) by a member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorized representative shall be deemed to be the same as a demand by a member.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Share Issue Mandate is in the interests of the Company and the Shareholders as a whole and accordingly recommend Shareholders to vote in favour of all the resolutions as set out in the notice of the Annual General Meeting.

Yours faithfully,
By order of the Board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 286,068,644 fully paid up Shares of HK$0.01 each. Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase up to a maximum of 28,606,864 fully paid up Shares which is 10% of the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR REPURCHASES

The Directors believe that the Repurchase Resolution is in the best interests of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act.

Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the shares are repurchased.

It is expected that the Company will fund any repurchase of Shares from its available internal resources. There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2004) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

4. DISCLOSURE OF INTEREST

None of the Directors, nor to the best of their knowledge having made all reasonable enquiries, any of their associates nor any directors of such associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the Shareholders.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell any Shares to the Company or its subsidiaries, nor have undertaken not to do so, in the event that the Company is authorised to make repurchases of its own shares and the Repurchase Mandate is approved by Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that if they shall exercise the power of the Company to make repurchases pursuant to the Repurchase Resolution they will exercise the same in accordance with the Listing Rules, the laws of Bermuda and all applicable laws.

6. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:–

	Per Share (HK$)	
	Highest	**Lowest**
2004		
May	1.08	0.77
June	1.16	0.84
July	0.88	0.84
August	0.84	0.80
September	0.81	0.78
October	0.78	0.67
November	0.80	0.64
December	0.73	0.60
2005		
January *(Note)*	0.70	0.66
February *(Note)*	N/A	N/A
March *(Note)*	N/A	N/A
April (up to Latest Practicable Date) *(Note)*	0.80	0.60

Note: trading in the Shares was suspended from 21st January 2005 to 18th April 2005.

7. SHARE REPURCHASE MADE BY THE COMPANY

There have been no repurchases by the Company, or any of its subsidiaries, of any Shares in the six months immediately preceding the date of this circular (whether on the Stock Exchange or otherwise).

8. EFFECT OF THE TAKEOVER CODE

If as a result of the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeover Code. Accordingly, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Company, Winspark Venture Limited (a company wholly beneficially owned by Mr. Chan Yuen Ming), together with its associates, holding 165,835,963 Shares which is approximately 58% of the issued share capital of the Company, was the only substantial shareholder holding more than 10% of the issued share capital of the Company. On the basis that no further Shares are issued or repurchased and in the event that the Directors should exercise in full power to purchase Shares under the Repurchase Mandate, the shareholding of Winspark Venture Limited, together with its associates, in the Company would be increased to approximately 64.4% of the issued share capital of the Company. The exercise of the Repurchase Mandate in full will not result in the number of shares of the Company held by the public falling below 25% of the total number of Shares in issue. The Directors have no present intention of exercising the Repurchase Mandate. The Directors are not aware of any consequences or implications which may arise under the Takeover Code as a result of any repurchases of Shares made under the Repurchase Mandate.

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之明日國際集團有限公司(「本公司」)股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



TOMORROW INTERNATIONAL HOLDINGS LIMITED

明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

購回股份及發行股份之一般授權之建議以及重選董事

本公司將於二零零五年五月三十日星期一中午十二時正假座香港九龍紅磡鶴翔街1號維港中心1座9樓903-906室舉行股東週年大會(「股東週年大會」)，召開大會之通告載於二零零五年四月二十八日向股東寄發之本公司二零零四年年報第3至第6頁。倘　閣下不擬出席股東週年大會，敬請按本公司二零零四年年報隨附之代表委任表格上印備之指示填妥表格，並將其盡快交回本公司之主要營業地點，地址為香港皇后大道中5號衡怡大廈27樓，惟交回表格之時間在任何情況下均不得遲於股東週年大會或其任何續會指定舉行時間前四十八小時。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東週年大會或其任何續會及在會上投票。

二零零五年四月二十八日

目錄

頁次

釋義

在本通函內，除文義另有所指外，以下辭彙之釋義如下：

「股東週年大會」	指	本公司將於二零零五年五月三十日星期一中午十二時正假座香港九龍紅磡鶴翔街1號維港中心1座9樓903-906室舉行之股東週年大會
「董事會」	指	本公司董事會
「營業日」	指	香港銀行一般之營業日期(不包括星期六)
「公司細則」	指	本公司之公司細則
「本公司」	指	明日國際集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「公司法」	指	一九八一年公司法
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零五年四月二十六日，本通函付印前之最後可行日期
「上市規則」	指	聯交所證券上市規則
「購回授權」	指	授予董事之一般授權，以於購回決議案所載之期間內行使本公司權力購回股份
「購回決議案」	指	股東週年大會通告第4(B)項決議案所述之已提呈普通決議案
「股份」	指	本公司現有股本中每股面值0.01港元之股份
「股東」	指	本公司之股東

「股份發行授權」	指	授予董事之一般授權，以於股東週年大會通告所述第4(A)項普通決議案所載之期間內行使本公司權力配發及發行股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港幣值



TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：760)

執行董事：
邱德華先生*(主席)*
雷美寶小姐
王香玲小姐
譚榮健先生
譚炳華先生

獨立非執行董事：
吳偉雄先生
張仲良先生
吳弘理先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

敬啟者：

購回股份及發行股份之
一般授權之建議
以及
重選董事

緒言

由於二零零四年六月八日授予董事以發行及購回股份之一般授權將於應屆股東週年大會上屆滿，故於股東週年大會上，將提呈決議案向董事授出一般授權，以發行及配發股份及購回股份。

本通函旨在向　閣下提供有關購回授權、股份發行授權之資料。

購回股份之一般授權

在本公司於二零零四年六月八日舉行之股東週年大會上，本公司向董事授出一般授權，行使本公司權力以購回股份。有關授權將於應屆股東週年大會結束時作廢。董事擬尋求　閣下批准在股東週年大會上將予提呈之購回決議案。

本通函附錄載有上市規則第10.06條規定之說明函件，以提供有關購回授權之必需資料。

董事擬表明，彼等現無意行使購回授權以購回股份。

於最後可行日期，本公司之已發行股本包括286,068,644股繳足股款股份。倘通過購回決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份，則本公司將獲准根據購回決議案購回最多達28,606,864股股份(佔已發行股份之10%)。

發行股份之一般授權

於股東週年大會上，本公司將分別提呈兩項普通決議案，向董事授出一般授權，行使本公司權力以配發、發行及買賣股份，惟不得超過於決議案日期本公司已發行股本之20%，另加本公司於獲授可購回最多佔於購回決議案日期本公司已發行股本10%之一般授權後可予購回之股份總面額之任何股份。

倘通過股東週年大會通告第4(B)及4(C)項決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份及並無根據購回決議案購回任何股份，則本公司將獲准發行及配發最多達57,213,728股股份，佔本公司於最後可行日期之已發行股本20%。

董事擬表明，彼等現無意行使股份發行授權以發行及配發股份。

重選董事

於最後可行日期，董事會包括八名董事，當中包括五名執行董事，分別為邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及譚炳華先生，以及三名獨立非執行董事，分別為吳偉雄先生、張仲良先生及吳弘理先生。

根據本公司之公司細則，王香玲小姐及張仲良先生須於股東週年大會上退任，惟彼等符合資格並願於股東週年大會上膺選連任。

建議可於股東週年大會上重選連任之董事之詳情如下：

王香玲小姐(「王小姐」)，現年44歲，於二零零零年二月獲委任為執行董事，負責本集團之管理及行政工作。王小姐於物業發展及管理方面具有逾12年之經驗。彼於二零零零年二月加盟本集團，兼為本集團其他成員公司之董事。王小姐現亦出任恒光行實業有限公司(一間於聯交所上市之公司)之執行董事。除上文披露者外，王小姐於最後可行日期前三年並無擔任其他任何上市公司之董事職務。

張仲良先生(「張先生」),現年51歲,於二零零零年三月獲委任為獨立非執行董事。張先生具有逾20年任職建築師及房地產投資顧問之經驗。彼畢業於香港大學,獲頒授文學士(建築學)學位及建築學士學位。彼為香港建築師學會會員,乃建築師註冊條例所指之註冊建築師。彼並無於本集團其他成員公司出任任何職位。彼曾於星港地產投資有限公司(現稱為藍頓國際有限公司)出任執行董事至二零零三年六月。除上文披露者外,張先生於最後可行日期前三年並無擔任其他任何上市公司之董事職務。

於最後可行日期,王小姐及張先生並無於本公司股本中擁有任何權益(定義見香港法例第571章證券及期貨條例第XV部),彼等與本公司任何其他董事、高級管理層或主要或控股股東概無任何關係。

本公司與王小姐及張先生概無訂立任何服務合約。彼等自獲委任起並無指定任期,惟須根據本公司之公司細則輪值告退及重選連任。截至二零零四年十二月三十一日止年度,王小姐並無收取董事酬金而張先生收取之董事酬金為150,000港元。

概無其他任何事項須知會股東。

股東週年大會

載有(其中包括)普通決議案以批准購回授權及股份發行授權之股東週年大會通告,載於二零零五年四月二十八日連同本通函向股東寄發之本公司二零零四年年報內。

本公司二零零四年年報隨附股東週年大會適用之代表委任表格。倘　閣下不擬出席股東週年大會,敬請按隨附之代表委任表格印備之指示填妥表格,並將其盡快交回本公司在香港之主要營業地點,地址為香港皇后大道中5號衡怡大廈27樓,惟交回表格之時間在任何情況下不得遲於股東週年大會指定舉行時間前四十八小時。填妥及交回代表委任表格後,　閣下屆時仍可親身出席股東週年大會或其任何續會(視情況而定)及在會上投票。

要求進行投票表決之程序

根據公司細則，在任何股東大會上提呈以於會上表決之決議案，須以舉手方式表決，除非(於宣佈以舉手方式表決之結果時或之前或於宣佈結果時或於撤回以投票方式進行投票表決的任何其他要求時)以下人士要求以投票方式進行表決：

(i) 該大會之主席；或

(ii) 最少三名親身出席之股東或(如屬法團之股東，則其正式授權代表)彼等所委任代表，並於當時有權於會上投票；或

(iii) 任何親身出席之一名或多名股東(如屬法團之股東，則其正式授權代表)或其／彼等所委任之股東，而其／彼等須佔不少於所有有權於會上投票之股東之總投票權十分之一；或

(iv) 任何親身出席之一名或多名股東(如屬法團之股東，則其正式授權代表)或其／彼等所委任之股東，而或其／彼等須持有賦予權力可於會上投票之股份，而該等股份之繳足股款不少於獲賦予該項權利之所有股份繳足股款總額十分之一。

股東委派之代表(如屬法團之股東，則其正式授權代表)所提出之要求須被視為等同股東提出之要求。

責任聲明

本通函遵照上市規則之規定以提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等深知及確信，本通函並無遺漏任何其他事實，致使本通函之任何聲明產生誤導。

推薦意見

董事相信，授出購回授權及股份發行授權在整體上符合本公司及股東之最佳利益。因此，董事推薦　閣下投票贊成股東週年大會通告所載之所有決議案。

此　致

列位股東　台照

承董事會命
明日國際集團有限公司
邱德華
主席
謹啟

二零零五年四月二十八日

本附錄乃遵照上市規則編製之說明函件，旨在向　閣下提供有關購回授權之必需資料以供考慮。

1. 股本

於最後可行日期，本公司之已發行股本包括286,068,644股每股面值0.01港元之繳足股款股份。倘通過購回決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份，則本公司將獲准根據購回授權購回最多達28,606,864股繳足股款股份，佔本公司於最後可行日期之已發行股本10%。

2. 購回之理由

董事相信購回決議案符合本公司及股東之最佳利益。購回（視乎當時之市況及資金安排而定）可提高股份之資產淨值及／或每股盈利，並只會在董事認為購回將在整體上對本公司及股東有利之情況下方會進行。

3. 購回所需資金

在購回股份時，本公司只可動用根據其公司組織章程大綱及公司細則以及公司法可合法撥作此用途之資金。

百慕達法例規定就購回股份而退還之資本額只可自有關股份之實收資本或可供派發股息或作出分派或就此發行新股份所得收入之本公司資金中撥款支付。就購回股份所需支付之溢價只可自可供派發股息或作出分派之本公司資金或自本公司於購回股份前之股份溢價賬中撥款支付。

預期本公司將以內部資金用作任何購回股份所需之資金。倘於建議之購回期間內任何時間購回授權獲全面行使，可能對本公司之營運資金或負債狀況構成不利影響（相對本公司截至二零零四年十二月三十一日止年度之年報所披露之狀況而言）。然而，董事無意因行使購回授權而引致對本公司之營運資金需求或董事認為本公司宜不時維持之負債水平構成重大不利影響。

4. 權益之披露

各董事或(彼等於作出一切合理查詢後所知)彼等之任何聯繫人士(定義見上市規則)或該等聯繫人士之任何董事目前概無意根據購回授權(倘獲股東批准)出售任何股份予本公司。

本公司之關連人士(定義見上市規則)並無知會本公司,表示目前擬於本公司獲授權購回本身股份或購回授權獲得股東批准時,將任何股份售予本公司或其附屬公司,亦無承諾不出售該等股份予本公司或其附屬公司。

5. 董事之承諾

董事已向聯交所承諾,倘彼等按照購回決議案行使本公司之權力進行購回,彼等將根據上市規則、百慕達適用法律及所有適用法律行使該權力。

6. 股份價格

以下為股份於最後可行日期前十二個曆月內每月在聯交所錄得之最高及最低價格:

	每股(港元)	
	最高價	最低價
二零零四年		
五月	1.08	0.77
六月	1.16	0.84
七月	0.88	0.84
八月	0.84	0.80
九月	0.81	0.78
十月	0.78	0.67
十一月	0.80	0.64
十二月	0.73	0.60
二零零五年		
一月 *(附註)*	0.70	0.66
二月 *(附註)*	不適用	不適用
三月 *(附註)*	不適用	不適用
四月(直至最後可行日期) *(附註)*	0.80	0.60

附註: 股份自二零零五年一月二十一日至二零零五年四月十八日暫停買賣。

7. 本公司購回之股份

本公司或其任何附屬公司於緊接本通函刊發日期前六個月內概無(在聯交所或循其他途徑)購回任何股份。

8. 收購守則之影響

倘因根據購回授權行使權力購回股份而導致某一股東在本公司所佔之投票權權益比例有所增加，則就收購守則第32條而言，該項權益比例增加將視為一項收購行動。因此，一名股東或一批採取一致行動之股東可因而取得或聯合取得本公司之控制權，須根據收購守則第26條提出強制性收購建議。

於最後可行日期，就本公司所深知及確信，由陳遠明先生全資實益擁有之公司Winspark Venture Limited為唯一持有本公司已發行股本逾10%之主要股東。Winspark Venture Limited連同其聯繫人士合共持有165,835,963股股份，約佔本公司已發行股本之58%。倘並無發行或購回其他股份，而董事根據購回授權全面行使權力購回股份，則Winspark Venture Limited連同其聯繫人士所持之本公司股權將增至佔本公司已發行股本約64.4%。全面行使購回授權將不會導致本公司之公眾持股量低於已發行股份總數之25%。董事目前無意行使購回授權。據董事所知，根據購回授權購回股份將不會引致根據收購守則可能產生之後果或影響。



Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 0760)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Tomorrow International Holdings Limited (the "Company") will be held at Unit 903-906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Monday, 30th May 2005 at 12:00 noon for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st December, 2004.
2. To re-elect retiring directors and to authorise the board of directors to fix the directors' remuneration.
3. To appoint CCIF CPA Ltd. as auditors and to authorise the board of directors to fix their remuneration.
4. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

(A) "**THAT**:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.01 each in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined); (b) the exercise of rights of subscription or conversion attaching to any warrants issued by the Company or any securities which are convertible into shares of the Company; (c) any share option scheme of the Company; and (d) any scrip dividend or similar arrangement providing for the allotment of shares in the Company in lieu of the whole or part of a dividend on shares in accordance with the Bye-laws of the Company in force from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and the approval granted under (A)(i) and A(ii) shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares, or offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(B) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company subject to and in accordance with all applicable laws and the Bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares in the capital of the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and the approval granted under paragraph (B)(i) shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the general mandate granted to the directors to exercise the powers of the Company to allot, issue and otherwise deal with shares of the Company pursuant to resolution numbered 4(A) above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution numbered 4(B) above."

5. To transact any other business of the Company.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 28 April 2005

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be lodged with the head office and principal place of business of the Company at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. With reference to Resolution 4(B) above, the explanatory statement containing the information relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, will be despatched to shareholders in due course.

As at the date hereof, the board of directors of the Company comprises of eight directors, of which five are executive directors, namely Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Tam Ping Wah and three independent non-executive directors, namely Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

Please also refer to the published version of this announcement in The Standard.



Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：0760)

股東週年大會通告

茲通告明日國際集團有限公司(「本公司」)謹定於二零零五年五月三十日(星期一)中午十二時正假座香港九龍紅磡鶴翔街1號維港中心第一期9樓903至906室舉行股東週年大會，以處理下列事項：

1. 省覽截至二零零四年十二月三十一日止年度經審核財務報告及董事會報告書與核數師報告書。

2. 重新選舉退任董事及授權董事會釐定董事酬金。

3. 委任陳葉馮會計師事務所有限公司為核數師及授權董事會釐定核數師酬金。

4. 作為特別事項，考慮並酌情通過(無論有否修訂)下列決議案為普通決議案：

(A) 「**動議**：

(i) 在本決議案第(iii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力配發、發行及處理本公司股本中每股面值0.01港元之額外股份，以及作出或授予可能需要行使該等權力之售股建議、協議及購股權；

(ii) 本決議案第(i)分段之批准須授權本公司董事會於有關期間內，作出及授予可能須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(iii) 本公司董事會根據本決議案第(i)分段之批准配發或有條件或無條件同意將予配發(不論根據購股權或其他方式而配發者)之股本總面額(根據(a)供股(定義見下文)；(b)行使本公司發行之認股權證或任何可轉換為本公司股份之證券所附之認購權或轉換權；(c)本公司之任何購股權計劃；及(d)根據本公司不時有效之公司細則進行以股代息或類似安排以配發本公司股份代替股份之全部或部份股息除外)，不得超過本決議案獲通過日期本公司已發行股本總面額之20%，而按第(A)(i)及(A)(ii)段授出之批准亦因而受此限制；及

(iv) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。

「供股」指在本公司董事會於指定之期間內，向於指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例提呈股份、提呈或發行認股權證、購股權或有權認購本公司股份之其他證券之建議(惟本公司董事會有權就零碎股份或因適用於本公司之任何地區之任何法律或認可管制機構或證券交易所之規定所引致之任何限制或責任而認為必須或權宜取消或作出豁免或其他安排)。」

(B) 「**動議**：

(i) 在本決議案第(ii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間(定義見下文)內根據所有適用法律及本公司之公司細則，行使本公司一切權力購回本公司股本中之已發行股份；

(ii) 本公司按本決議案第(i)分段所述之批准獲准購回之本公司股本中股份總面額不得超過本公司於本決議案獲通過日期已發行股本總面額之10%，按第(B)(i)段授出之批准亦因而受此限制；及

(iii) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。」

(C) 「**動議**擴大根據上文第4(A)項決議案向董事會於授出可行使本公司權力以配發、發行及處理本公司股份之一般權力，在董事根據該項一般授權可予配發之本公司股本總面額之上，另加相當於本公司按照根據上文第4(B)項決議案授出之權力購回之本公司股本總面額之款額。」

5. 處理本公司任何其他事項。

承董事會命
主席
邱德華

香港，二零零五年四月二十八日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

附註：

1. 凡有權出席大會及於會上投票之股東，均有權委派一位或多位代表出席，並於投票時代其投票。代表毋須為本公司之股東。

2. 代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或其任何續會指定舉行時間四十八小時前交回本公司之總辦事處及主要營業地點（地址為香港皇后大道中5號衡怡大廈27樓），方為有效。

3. 就上文第4(B)項決議案而言，一份載有香港聯合交易所有限公司證券上市規則規定所需關於購回股份之資料之說明函件將於適當時向股東寄發。

於本公佈日期，本公司董事會由八名董事組成，包括五名執行董事，分別為邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及譚炳華先生，以及三名獨立非執行董事，分別為吳偉雄先生、張仲良先生及吳弘理先生。

請同時參閱本公佈於經濟日報刊登的內容。



Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 0760)

Announcement of 2004 Annual Results

The Board of Directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004, together with comparative figures for the previous corresponding year as follows:

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2004

	Note	**2004** *HK$'000*	2003 *HK$'000*
TURNOVER	3	**691,136**	722,782
Cost of sales		**(599,715)**	(621,877)
Gross profit		**91,421**	100,905
Other revenue	4	**14,089**	11,652
Negative goodwill recognised as income		**13,062**	23,550
Gain on disposal of properties held for sale		**3,900**	–
Gain on disposal of partial interest in Swank		**8,458**	18,407
Surplus/(deficit) on revaluation of leasehold land and buildings, net		**4,843**	(1,015)
Write back of over-provision/(provision) against properties held for sale		**3,150**	(2,967)
Gain on disposal of interests in associates		**10,900**	–
Provision against loans receivable		–	(20)
Distribution costs		**(24,050)**	(27,194)
Administrative expenses		**(102,639)**	(109,870)
Other operating expenses		**(720)**	(10,640)
PROFIT FROM OPERATING ACTIVITIES	5	**22,414**	2,808
Share of profits less losses of associates		**2,791**	1,727
PROFIT BEFORE TAXATION		**25,205**	4,535
TAXATION	6	**(452)**	(1,778)
PROFIT BEFORE MINORITY INTERESTS		**24,753**	2,757
Minority interests		**5,758**	8,941
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**30,511**	11,698
EARNINGS PER SHARE	7		
Basis		**10.67 cents**	4.09 cents
Diluted		**N/A**	N/A

Notes :

1. **IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")**

The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2 **PRINCIPAL ACTIVITIES**

The principal activity of the Company is investment holding. The Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing and the manufacture and sale of optical products. There were no significant changes in the nature of the Group's principal activities during the year.

3. **SEGMENT INFORMATION**

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income form the provision of loan financing.

a) **Business segments**

The following tables present revenue, profit/(loss) and expenditure information for the Group's business segments.

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue																
Sales to external customers	391,632	398,361	108,992	130,901	-	2	15,515	870	107	412	174,890	192,236	-	-	691,136	722,782
Inter-segment sales	-	-	4,787	11,458	19,416	21,071	-	-	2,887	-	-	-	(27,090)	(32,529)	-	-
Other revenue	3,356	1,904	5,192	1,412	-	25	469	421	-	-	2,800	3,167	-	-	11,817	6,929
Total	394,988	400,265	118,971	143,771	19,416	21,098	15,984	1,291	2,994	412	177,690	195,403	(27,090)	(32,529)	702,953	729,711
Segment results	17,288	17,027	(18,328)	(18,342)	683	673	(3,607)	(7,297)	(5,800)	(9,177)	(5,345)	(21,673)	642	(60)	(14,467)	(38,849)

	Consolidated 2004 *HK$'000*	Consolidated 2003 *HK$'000*
Interest, dividend income and unallocated gains	2,272	4,723
Negative goodwill recognised as income	13,062	23,550
Gain on disposal of partial interest in Swank	8,458	18,407
Gain on disposal of properties held for sale	3,900	-
Write back of over-provision/(provision) against properties held for sale	3,150	(2,967)
Surplus/(deficit) on revaluation of leasehold land and buildings, net	4,843	(1,015)
Gain on disposal of interests in associates	10,900	-
Unallocated expenses	(9,704)	(1,041)
Profit from operating activities	22,414	2,808
Share of profits less losses of associates	2,791	1,727
Profit before taxation	25,205	4,535
Taxation:		
Company and subsidiaries	(452)	(1,627)
Associates	-	(151)
Profit before minority interests	24,573	2,757
Minority interests	5,758	8,941
Net profit from ordinary activities attributable to shareholders	30,511	11,698

b) **Geographical segments**

The following tables present revenue information for the Group's geographical segments.

Group

	Europe		North America		Hong Kong		Japan		Others		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:														
Sales to external customers	89,922	100,032	189,345	231,592	183,782	197,090	180,807	150,401	47,280	43,667	-	-	691,136	722,782

4. **OTHER REVENUE**

	2004 *HK$'000*	2003 *HK$'000*
Bank interest income	**1,575**	3,621
Dividends income from listed investments	**363**	–
Sales of obsolete inventories	**2,795**	889
Management fee received	**1,908**	2,346
Product development income	**2,678**	2,709
Rental income	**1,024**	421
Sales of raw materials	**1,778**	446
Others	**1,968**	1,220
	14,089	11,652

5. **PROFIT FROM OPERATING ACTIVITIES**

The Group's profit from operating activities is arrived at after charging:

	2004 *HK$'000*	2003 *HK$'000*
Cost of inventories	**583,563**	621,192
Depreciation	**35,279**	34,836
Amortisation of prepaid rental	**737**	737
Amortisation of deferred product development costs	**1,421**	1,189
Provision against inventories	**289**	12,397

6 **TAXATION**

	Group	
	2004 *HK$'000*	2003 *HK$'000*
The PRC:		
Hong Kong:		
Current year provision	**976**	1,524
(Over)/under provision in prior years	**(750)**	80
Mainland China	**226**	23
	452	1,627
Share of tax attributable to associates	**–**	151
Total tax charge for the year	**452**	1,778

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

7 **EARNINGS PER SHARE**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of HK$30,511,000 (2003: HK$11,698,000) and the weighted average of 286,068,644 (2003: 286,068,644) ordinary shares in issue during the year.

A diluted earnings per share for the year ended 31 December 2004 and 2003 have not been disclosed as no diluting events existing during these years.

FINAL DIVIDEND

The Board does not recommend the payment of any final dividend (2003: Nil).

BUSINESS REVIEW

In 2004, the confidence of the Hong Kong economy gained a full recover after the SARS had been over. It benefited the local retails and property markets together with the service industries at large. However, the manufacturing and export businesses in Hong Kong had continuously confronted with keen competition from the exporters in other Asian countries including Mainland China. The economic condition in the US and the European market was also another major factor. In view of the weakened US dollar currency and the rising oil prices, the consumption power in the American market had been suppressed. On the other hand, the economy in European countries was still stagnated in spite of the strong Euro currency. For the year ended 31 December 2004, the total turnover of the Group's electronic business slightly decreased by 5.4 % to HK$500.6 million (2003: HK$529.3 million).

The turnover of the Electronic Products Division moderately decreased by 1.7% to HK$391.6 million (2003: HK$398.4 million) on a year-on-year basis. It was mainly due to the unsatisfactory business performance in both the US and European market during the year under review. Price competition in these markets was persistent and it did not show any improvement yet. Nevertheless, the new business in the production of lithium rechargeable battery parts had been growing rapidly and performed satisfactorily in the year of 2004. It had already provided a profit contribution to the Group. On the other hand, in order to remain competitive in the market, the Group had exercised stringent cost controls which substantially reduced the operating costs. Although it recorded a decrease in

Market competition and quality issues continually hindered the development of printed circuit board ("PCB") business. The turnover for the manufacture and sale of PCB decreased by over 16.7% to HK$109.0 million (2003: HK$130.9 million) and it suffered an operating loss of HK$18.3 million (2003: loss HK$18.3 million) for the year under review.

Regarding the manufacture and sale of optical products, Swank International Manufacturing Company Limited ("Swank") recorded a turnover of HK$174.9 million (2003: HK$192.2 million), representing a decrease of 9% compared with last year. Sales orders for the current year were HK$176.2 million, versus last year of HK$195.8 million. The gross profit margin decreased from 12.4% last year to 10.4% this year.

In 2004, with a more active stock market, turnover derived from trading of listed equity investments increased to HK$15.5 million (2003: HK$0.9 million).

As low interest rate in Hong Kong prevailed, the loan interest income from provision of loan financing for 2004 amounted to HK$0.1 million (2003: HK$0.4 million).

In 2003, the Group entered into a sale and purchase agreement with SW Kingsway Capital Holdings Limited and its subsidiaries ("SW Kingsway Group"), whereby the Group sold approximately 593.7 million shares of Swank to SW Kingsway Group, representing approximately 19.0% of the issued share capital of Swank, at a total consideration of approximately HK$16.0 million. The transaction gave rise to a total gain of approximately HK$16.0 million, of which approximately HK$8.5 million was booked in year 2004 and the remaining gain was booked in year 2003.

Following years of decline, the local property market revived at a fast pace during the year under review. To seize this opportunity, the Group invested in luxury residential properties. By end of 2004, the Group recorded a valuation surplus of HK$9.7 million in respect of its investment properties. This has been accounted for as a reserve movement.

FUTURE PLANS

In the year ahead, the interest rate hikes and the high oil prices will be the main obstacles on the economic growth of the global economy. A sign of rising inflation has recently been found in the US and European countries. Nevertheless, with a growth momentum in the US economy and the strong Euro which has strengthened the consumers' purchasing power in Europe, an expectation of a recovery in the consumer market is still optimistic.

Research and development is always our strength and target. The process of product upgrade and diversification has been going on without a pause. The Group has placed more emphasis on the wireless applications and radio-frequency products which are believed to be the prevailing trend in the consumer electronics market. With newly developed product lines, it empowers the Group to reach a more sophisticated market of lesser price sensitivity and competition. On the other hand, the Group is open to any opportunity in business co-operation or partnership with well-known electronic enterprises in the industry. It enables the Group to enter new product markets and to enhance its production capability.

Optical industry continues to be a growing industry and eyewear has basically shifted from its basic functions of eye protection and vision correction to become more fashionable products. To cope with the shortening product life cycles and the increasing fashion elements in products, we will put in more resources in the samples production as well as the research and development department so as to give more quality and fashionable choices to our customers by introducing more new design concepts, new material and new technology. We also tend to restructure each single sizable production line into a number of smaller production lines in order to increase the production flexibility. Coupled with certain production flow changes as suggested by some renowned Japanese consultants, we will be able to capture the growing market opportunities with improved operational efficiency. On the other hand, various cost-saving measures have proven to be effective in 2004 and will continue in 2005. We remain optimistic about the future of our optical division.

With a pick-up in Hong Kong's property market, the Group is expected to share a satisfactory return upon appreciation in value of those properties. In fact, some of the luxury residential properties have been disposed or agreed to be disposed with a gain.

The management team is seeking to maximize the advantages afforded by our strong financial position, while maintaining strict cost controls. While searching for investment opportunities to increase our potential for earnings growth, we will continue to focus on our core business.

4. **OTHER REVENUE**

	2004 *HK$'000*	2003 *HK$'000*
Bank interest income	**1,575**	3,621
Dividends income from listed investments	**363**	–
Sales of obsolete inventories	**2,795**	889
Management fee received	**1,908**	2,346
Product development income	**2,678**	2,709
Rental income	**1,024**	421
Sales of raw materials	**1,778**	446
Others	**1,968**	1,220
	14,089	11,652

5. **PROFIT FROM OPERATING ACTIVITIES**

The Group's profit from operating activities is arrived at after charging:

	2004 *HK$'000*	2003 *HK$'000*
Cost of inventories	**583,563**	621,192
Depreciation	**35,279**	34,836
Amortisation of prepaid rental	**737**	737
Amortisation of deferred product development costs	**1,421**	1,189
Provision against inventories	**289**	12,397

6 **TAXATION**

	Group	
	2004 *HK$'000*	2003 *HK$'000*
The PRC:		
Hong Kong:		
Current year provision	**976**	1,524
(Over)/under provision in prior years	**(750)**	80
Mainland China	**226**	23
	452	1,627
Share of tax attributable to associates	**–**	151
Total tax charge for the year	**452**	1,778

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

7 **EARNINGS PER SHARE**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of HK$30,511,000 (2003: HK$11,698,000) and the weighted average of 286,068,644 (2003: 286,068,644) ordinary shares in issue during the year.

A diluted earnings per share for the year ended 31 December 2004 and 2003 have not been disclosed as no diluting events existing during these years.

FINAL DIVIDEND

The Board does not recommend the payment of any final dividend (2003: Nil).

BUSINESS REVIEW

In 2004, the confidence of the Hong Kong economy gained a full recover after the SARS had been over. It benefited the local retails and property markets together with the service industries at large. However, the manufacturing and export businesses in Hong Kong had continuously confronted with keen competition from the exporters in other Asian countries including Mainland China. The economic condition in the US and the European market was also another major factor. In view of the weakened US dollar currency and the rising oil prices, the consumption power in the American market had been suppressed. On the other hand, the economy in European countries was still stagnated in spite of the strong Euro currency. For the year ended 31 December 2004, the total turnover of the Group's electronic business slightly decreased by 5.4 % to HK$500.6 million (2003: HK$529.3 million).

The turnover of the Electronic Products Division moderately decreased by 1.7% to HK$391.6 million (2003: HK$398.4 million) on a year-on-year basis. It was mainly due to the unsatisfactory business performance in both the US and European market during the year under review. Price competition in these markets was persistent and it did not show any improvement yet. Nevertheless, the new business in the production of lithium rechargeable battery parts had been growing rapidly and performed satisfactorily in the year of 2004. It had already provided a profit contribution to the Group. On the other hand, in order to remain competitive in the market, the Group had exercised stringent cost controls which substantially reduced the operating costs. Although it recorded a decrease in turnover, the segmental profits contributed by the Electronic Products Division remained approximately the same when compared with last year.

Market competition and quality issues continually hindered the development of printed circuit board ("PCB") business. The turnover for the manufacture and sale of PCB decreased by over 16.7% to HK$109.0 million (2003: HK$130.9 million) and it suffered an operating loss of HK$18.3 million (2003: loss HK$18.3 million) for the year under review.

Regarding the manufacture and sale of optical products, Swank International Manufacturing Company Limited ("Swank") recorded a turnover of HK$174.9 million (2003: HK$192.2 million), representing a decrease of 9% compared with last year. Sales orders for the current year were HK$176.2 million, versus last year of HK$195.8 million. The gross profit margin decreased from 12.4% last year to 10.4% this year.

In 2004, with a more active stock market, turnover derived from trading of listed equity investments increased to HK$15.5 million (2003: HK$0.9 million).

As low interest rate in Hong Kong prevailed, the loan interest income from provision of loan financing for 2004 amounted to HK$0.1 million (2003: HK$0.4 million).

In 2003, the Group entered into a sale and purchase agreement with SW Kingsway Capital Holdings Limited and its subsidiaries ("SW Kingsway Group"), whereby the Group sold approximately 593.7 million shares of Swank to SW Kingsway Group, representing approximately 19.0% of the issued share capital of Swank, at a total consideration of approximately HK$16.0 million. The transaction gave rise to a total gain of approximately HK$16.0 million, of which approximately HK$8.5 million was booked in year 2004 and the remaining gain was booked in year 2003.

Following years of decline, the local property market revived at a fast pace during the year under review. To seize this opportunity, the Group invested in luxury residential properties. By end of 2004, the Group recorded a valuation surplus of HK$9.7 million in respect of its investment properties. This has been accounted for as a reserve movement.

FUTURE PLANS

In the year ahead, the interest rate hikes and the high oil prices will be the main obstacles on the economic growth of the global economy. A sign of rising inflation has recently been found in the US and European countries. Nevertheless, with a growth momentum in the US economy and the strong Euro which has strengthened the consumers' purchasing power in Europe, an expectation of a recovery in the consumer market is still optimistic.

Research and development is always our strength and target. The process of product upgrade and diversification has been going on without a pause. The Group has placed more emphasis on the wireless applications and radio-frequency products which are believed to be the prevailing trend in the consumer electronics market. With newly developed product lines, it empowers the Group to reach a more sophisticated market of lesser price sensitivity and competition. On the other hand, the Group is open to any opportunity in business co-operation or partnership with well-known electronic enterprises in the industry. It enables the Group to enter new product markets and to enhance its production capability.

Optical industry continues to be a growing industry and eyewear has basically shifted from its basic functions of eye protection and vision correction to become more fashionable products. To cope with the shortening product life cycles and the increasing fashion elements in products, we will put in more resources in the samples production as well as the research and development department so as to give more quality and fashionable choices to our customers by introducing more new design concepts, new material and new technology. We also tend to restructure each single sizable production line into a number of smaller production lines in order to increase the production flexibility. Coupled with certain production flow changes as suggested by some renowned Japanese consultants, we will be able to capture the growing market opportunities with improved operational efficiency. On the other hand, various cost-saving measures have proven to be effective in 2004 and will continue in 2005. We remain optimistic about the future of our optical division.

With a pick-up in Hong Kong's property market, the Group is expected to share a satisfactory return upon appreciation in value of those properties. In fact, some of the luxury residential properties have been disposed or agreed to be disposed with a gain.

The management team is seeking to maximize the advantages afforded by our strong financial position, while maintaining strict cost controls. While searching for investment opportunities to increase our potential for earnings growth, we will continue to focus on our core business.

CORPORATE TRANSACTIONS

On 20 January 2005, China Time Investment Holdings Limited (the "Offeror") entered into a sale and purchase agreement (the "S&P Agreement"), amongst others, with Probest Holdings Inc. ("Probest"), a subsidiary of the Company and subsidiaries of SW Kingsway Group, pursuant to which the Offeror conditionally agreed, inter alia, to acquire 1,437,396,440 and 437,521,205 shares of Swank, representing approximately 46% and 14% of the existing issued share capital of Swank from Probest and SW Kingsway Group respectively for total consideration of approximately HK$56 million (i.e. equivalent to HK$0.03 per share).

Subject to completion of the S&P Agreement (the "Completion"), the Offeror will be obliged under Rule 26 of the Takeovers Code to make a mandatory cash offer to acquire all the issued shares of Swank (other than those already owned by the Offeror and parties acting in concert with it).

On 20 January 2005, Swank, Probest and Profitown Investment Corporation ("Profitown") also entered into a conditional loan restructuring agreement (the "Loan Restructuring Agreement"). Pursuant to the terms of the Loan Restructuring Agreement, subject to Completion taking place, Profitown will issue a new promissory note in favour of Probest, in consideration of Probest waiving portion of the outstanding loan due and owing by Swank to Probest under the existing promissory note and releasing Swank from all future obligations and liabilities under the existing promissory note and Swank will also execute a guarantee to guarantee Profitown's obligations in respect of interest payment under the new promissory note.

On Completion, Swank, Probest, Profitown and the Company will enter into a shareholders agreement, the principal terms of which will include unanimous board approval on material issues regarding Profitown, a put option exercisable by Swank in respect of its shares in Profitown and an indemnity by Probest in favour of Profitown in the event of deficit in the net tangible asset value of Profitown during the 30-month period from the completion date. On Completion, Probest and the Company will also execute a deed in favour of the Offeror. Under certain events, Probest will indemnify the Offeror.

For details of the above transactions, please refer to the announcement dated 18 April 2005.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2004, cash and bank balances (including time deposits) maintained by the Group were HK$397.7 million (2003: HK$456.6 million), representing a decrease of HK$58.9 million compared with the position as at 31 December 2003. On the other hand, the Group has available banking facilities of HK$28.3 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 19.5% as at 31 December 2004, comparing with 23.7% as at 31 December 2003.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and Renminbi. As at 31 December 2004, there were no outstanding forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2004, the Group employed approximately 4,720 employees, with about 4,590 in the Mainland China and about 130 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied throughout the year with the Code of Best Practice (the "Code") as set out by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in Appendix 14 of the Listing Rules, except that two independent non-executive directors of the Company, Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard, are not appointed for specific terms as required by paragraph 7 of the Code. Mr. Wu Wang Li, the independent non-executive director of the Company, has entered into a service contract with the Company for a term of one year from 27 September 2004. All independent non-executive directors are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provision of the Company's Bye-laws.

CONFIRMATION OF INDEPENDENCE FROM INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received, from each of the independent non-executive directors, an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

There was no purchase, sale or redemption of shares or other securities of the Company by the Company or its subsidiaries during the year.

DIRECTORS

As at the date hereof, the Board comprises of eight directors, of which five are executive directors, namely Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Tam Ping Wah and three independent non-executive directors, namely Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

AUDIT COMMITTEE

The audit committee comprises three independent non-executive directors and reports to the Board. The audit committee meets with the Group's senior management regularly to review the effectiveness of the internal control systems and the interim and annual reports of the Group.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange website in due course.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on Monday, 30th May 2005 at 12:00 noon (the "AGM"). For details of the AGM, please refer to the notice of the AGM which is expected to be published on or about 28th April 2005.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 22 April, 2005

Please also refer to the published version of this announcement in The Standard.



Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：0760)

二零零四年全年業績公佈

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零四年十二月三十一日止年度之經審核綜合業績，連同去年之比較數字載列如下：

綜合損益表
截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
營業額	3	**691,136**	722,782
銷售成本		**(599,715)**	(621,877)
毛利		**91,421**	100,905
其他收益	4	**14,089**	11,652
已確認為收入之負商譽		**13,062**	23,550
出售持作銷售物業之收益		**3,900**	—
出售恒光行部份權益所得收益		**8,458**	18,407
重估租約土地及樓宇之盈餘／(虧絀)淨額		**4,843**	(1,015)
撥回就持作銷售物業所作超額撥備／(撥備)		**3,150**	(2,967)
出售於聯營公司權益之收益		**10,900**	—
應收貸款撥備		—	(20)
分銷費用		**(24,050)**	(27,194)
行政支出		**(102,639)**	(109,870)
其他經營開支		**(720)**	(10,640)
經營業務之溢利	5	**22,414**	2,808
應佔聯營公司溢利減虧損		**2,791**	1,727
除税前溢利		**25,205**	4,535
税項	6	**(452)**	(1,778)
除少數股東權益前溢利		**24,753**	2,757
少數股東權益		**5,758**	8,941
股東應佔一般業務之溢利淨額		**30,511**	11,698
每股盈利	7		
基本		**10.67仙**	4.09仙
攤薄		不適用	不適用

附註：

1. 近期新頒佈之香港財務報告準則(「香港財務報告準則」)之影響

香港會計師公會已頒佈多項於二零零五年一月一日或其後開始之會計期間生效之新香港財務報告準則及香港會計準則(統稱「新香港財務報告準則」)。本集團並無於截至二零零四年十二月三十一日止年度之財務報告中提早採納此等新香港財務報告準則。本集團已開始評估此等香港新財務報告準則所帶來之影響，惟目前仍未能評論此等新香港財務報告準則對本集團之經營業績及財務狀況有否重大影響。

2. 主營業務

本公司之主要業務為投資控股。本集團之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子配件及部件、買賣上市證券投資、提供貸款融資，以及製造和銷售光學產品。年內本集團之主要業務性質上概無任何重大變動。

3. 分部資料

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項， 以及提供貸款融資之利息收入。

(a) 業務分部

下表載列本集團業務分部之有關收益、溢利／(虧損)及支出之資料。

本集團

	電子產品		綫路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益：																
向外界客戶銷售	391,632	398,361	108,992	130,901	-	2	15,515	870	107	412	174,890	192,236	-	-	691,136	722,782
分部間銷售	-	-	4,787	11,458	19,416	21,071	-	-	2,887	-	-	-	(27,090)	(32,529)	-	-
其他收益	3,356	1,904	5,192	1,412	-	25	469	421	-	-	2,800	3,167	-	-	11,817	6,929
合計	394,988	400,265	118,971	143,771	19,416	21,098	15,984	1,291	2,994	412	177,690	195,403	(27,090)	(32,529)	702,953	729,711
分部業績	17,288	17,027	(18,328)	(18,342)	683	673	(3,607)	(7,297)	(5,800)	(9,177)	(5,345)	(21,673)	642	(60)	(14,467)	(38,849)
利息、股息收入及未分配收益															2,272	4,723
已確認為收入之負商譽															13,062	23,550
出售恒光行部份權益所得收益															8,458	18,407
出售持作銷售物業所得收益															3,900	-
撥回就持作銷售物業所作超額撥備／(撥備)															3,150	(2,967)
重估租賃土地及樓宇之盈餘／(虧絀)淨額															4,843	(1,015)
出售於聯營公司權益之收益															10,900	-
未分配開支															(9,704)	(1,041)
經營業務溢利															22,414	2,808
應佔聯營公司溢利減虧損															2,791	1,727
除稅前溢利															25,205	4,535
稅項：																
本公司及附屬公司															(452)	(1,627)
聯營公司															-	(151)
除少數股東權益前溢利															24,573	2,757
少數股東權益															5,758	8,941
股東應佔一般業務之溢利淨額															30,511	11,698

(b) 地區分部

下表載列本集團地區分部之有關收益之資料。

本集團

	歐洲		北美洲		香港		日本		其他		對銷		綜合	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益：														
向外界客戶銷售	**89,922**	100,032	**189,345**	231,592	**183,782**	197,090	**180,807**	150,401	**47,280**	43,667	**–**	–	**691,136**	722,782

4. 其他收益

	二零零四年 千港元	二零零三年 千港元
銀行利息收入	**1,575**	3,621
上市證券投資股息收入	**363**	–
出售陳舊存貨	**2,795**	889
所收管理費	**1,908**	2,346
產品開發收入	**2,678**	2,709
租金收入	**1,024**	421
出售原材料	**1,778**	446
其他	**1,968**	1,220
	14,089	11,652

5. 經營業務之溢利

本集團經營業務之溢利已扣除：

	二零零四年 千港元	二零零三年 千港元
已售存貨成本	**583,563**	621,192
折舊	**35,279**	34,836
預付租金攤銷	**737**	737
遞延產品開發成本攤銷	**1,421**	1,189
存貨撥備	**289**	12,397

6. 稅項

	二零零四年 千港元	二零零三年 千港元
中國：		
香港：		
本年度撥備	**976**	1,524
以往年度(超額撥備)／撥備不足	**(750)**	80
中國內地	**226**	23
	452	1,627
分佔聯營公司應佔稅項	**–**	151
本年度稅款支出	**452**	1,778

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按17.5%(二零零三年：17.5%)之稅率撥備。在別處賺取之估計應課稅溢利按本集團所在國的利率，根據有關立法、釋義及慣例計算。

7. 每股盈利

每股基本盈利乃根據本年度股東應佔純利30,511,000港元(二零零三年：11,698,000港元)及年內已發行普通股286,068,644股(二零零三年：286,068,644股)之加權平均數計算。

由於本年度並無攤薄事項，故並無披露截至二零零三年及二零零四年十二月三十一日止年度之每股攤薄盈利。

末期股息

董事會不建議派付任何末期股息(二零零三年：無)。

業務回顧

於二零零四年，香港經濟於嚴重急性呼吸系統綜合症（「非典型肺炎」）結束後已完全恢復信心。本地零售、物業市場及服務業得益最大。然而，香港製造及出口行業持續面對包括中國大陸在內的其他亞洲國家出口商的激烈競爭。另一項主要問題則是美國及歐洲市場的經濟狀況。由於美元弱勢及油價高企，美國市場的消費力受到壓抑。另一方面，歐元雖然強勢，但歐洲國家的經濟依然疲弱。於截至二零零四年十二月三十一日止年度，本集團電子產品業務之營業額稍降5.4%至500.6百萬港元（二零零三年：529.3百萬港元）。

電子產品部之營業額按年稍降1.7%至391.6百萬港元（二零零三年：398.4百萬港元）。主要因為在回顧年內於美國及歐洲市場之新業務表現不理想。該等市場之價格競爭長期持續，未見任何改善。但是，製造充電式鋰電池部件之新業務於二零零四年快速增長，表現令人鼓舞，並已開始為本集團帶來盈利。另一方面，為保持在市場上的競爭力，本集團執行嚴謹之成本控制，已大幅減省營運成本。儘管營業額錄得下降，電子產品部帶來之溢利卻與去年相若。

印刷綫路板業務之發展仍然受制於市場競爭及產品質素。印刷綫路板製造及銷售之營業額下降16.7%至109.0百萬港元（二零零三年：130.9百萬港元），於回顧年內錄得經營虧損18.3百萬港元（二零零三年：虧損18.3百萬港元）。

就光學產品製造及銷售業務方面，恒光行實業有限公司（「恒光行」）於年內之營業額為174.9百萬港元（二零零三年：192.2百萬港元），較前一年減少9%。於年內之銷售定單為176.2百萬港元，而前一年則為195.8百萬港元。毛利率由前一年之12.4%降低至年內之10.4%。

於二零零四年，股市更為活躍，上市證券投資買賣之營業額增長至15.5百萬港元（二零零三年：0.9百萬港元）。

於二零零四年，香港利率低迷，貸款業務帶來之利息收入為0.1百萬港元（二零零三年：0.4百萬港元）

於二零零三年，本集團與滙富金融控股有限公司及其附屬公司（「滙富集團」）訂立買賣協定。根據協定，本集團按約16百萬港元之價格將593,700,000股恒光行股份（約佔恒光行當時已發行股本19%）售予滙富集團。該項交易產生合共約16百萬港元之收益，其中約8.5百萬港元計入二零零四年之賬目內，其餘計入二零零三年之賬目內。

本地物業市場經歷多年下跌之後，於回顧年內快速復蘇。為抓住機遇，本集團投資於豪宅物業。於二零零四年底，本集團之投資物業錄得估值盈餘9.7百萬港元，並列賬為儲備變動。

日後計劃

未來一年，困擾全球經濟發展的主要問題將是不斷上漲的利率及高企的油價。有跡顯示近期美國及歐洲國家的通脹正在上升。然而，美國經濟正在增長，強勢歐元亦強了歐洲消費者的購買力，因此對消費市場的復蘇仍然樂觀。

研發一向是我們的優勢及目標。我們一直致力從未間斷於產品的升級及多元化。[illegible]及射頻產品將成為消費電子市場的主流，為此，本集團更著重發展該等產品類別產品的成功開發令本集團有力進入價格敏感度較低而且競爭相對緩和的高端市場一方面，本集團對於與業內知名電子企業展開合作或建立夥伴關係持開放態度，[illegible]新產品市場及提升生產能力。

業務回顧

於二零零四年，香港經濟於嚴重急性呼吸系統綜合症（「非典型肺炎」）結束後已完全恢復信心。本地零售、物業市場及服務業得益最大。然而，香港製造及出口行業持續面對包括中國大陸在內的其他亞洲國家出口商的激烈競爭。另一項主要問題則是美國及歐洲市場的經濟狀況。由於美元弱勢及油價高企，美國市場的消費力受到壓抑。另一方面，歐元雖然強勢，但歐洲國家的經濟依然疲弱。於截至二零零四年十二月三十一日止年度，本集團電子產品業務之營業額稍降5.4%至500.6百萬港元（二零零三年：529.3百萬港元）。

電子產品部之營業額按年稍降1.7%至391.6百萬港元（二零零三年：398.4百萬港元）。主要因為在回顧年內於美國及歐洲市場之新業務表現不理想。該等市場之價格競爭長期持續，未見任何改善。但是，製造充電式鋰電池部件之新業務於二零零四年快速增長，表現令人鼓舞，並已開始為本集團帶來盈利。另一方面，為保持在市場上的競爭力，本集團執行嚴謹之成本控制，已大幅減省營運成本。儘管營業額錄得下降，電子產品部帶來之溢利卻與去年相若。

印刷綫路板業務之發展仍然受制於市場競爭及產品質素。印刷綫路板製造及銷售之營業額下降16.7%至109.0百萬港元（二零零三年：130.9百萬港元），於回顧年內錄得經營虧損18.3百萬港元（二零零三年：虧損18.3百萬港元）。

就光學產品製造及銷售業務方面，恒光行實業有限公司（「恒光行」）於年內之營業額為174.9百萬港元（二零零三年：192.2百萬港元），較前一年減少9%。於年內之銷售定單為176.2百萬港元，而前一年則為195.8百萬港元。毛利率由前一年之12.4%降低至年內之10.4%。

於二零零四年，股市更為活躍，上市證券投資買賣之營業額增長至15.5百萬港元（二零零三年：0.9百萬港元）。

於二零零四年，香港利率低迷，貸款業務帶來之利息收入為0.1百萬港元（二零零三年：0.4百萬港元）

於二零零三年，本集團與滙富金融控股有限公司及其附屬公司（「滙富集團」）訂立買賣協定。根據協定，本集團按約16百萬港元之價格將593,700,000股恒光行股份（約佔恒光行當時已發行股本19%）售予滙富集團。該項交易產生合共約16百萬港元之收益，其中約8.5百萬港元計入二零零四年之賬目內，其餘計入二零零三年之賬目內。

本地物業市場經歷多年下跌之後，於回顧年內快速復蘇。為抓住機遇，本集團投資於豪宅物業。於二零零四年底，本集團之投資物業錄得估值盈餘9.7百萬港元，並列賬為儲備變動。

日後計劃

未來一年，困擾全球經濟發展的主要問題將是不斷上漲的利率及高企的油價。有跡象顯示近期美國及歐洲國家的通脹正在上升。然而，美國經濟正在增長，強勢歐元亦加強了歐洲消費者的購買力，因此對消費市場的復蘇仍然樂觀。

研發一向是我們的優勢及目標。我們一直致力從未間斷於產品的升級及多元化。無線及射頻產品將成為消費電子市場的主流，為此，本集團更著重發展該等產品類別。新產品的成功開發令本集團有力進入價格敏感度較低而且競爭相對緩和的高端市場。另一方面，本集團對於與業內知名電子企業展開合作或建立夥伴關係持開放態度，令本集團能夠進入新產品市場及提升生產能力。

視光業持續增長，眼鏡除以往保護眼睛及校正視力等基本功能外日趨時尚。為應對日益縮短的產品壽命周期及不斷增加的時尚元素，我們將向樣板生產及研發部投入更多資源，以透過引入更多新設計理念、新材料及新技術，為客戶提供質素更高、款式更多的產品。為提高生產靈活性，我們亦計劃對每條單一的大型生產線進行重組，令其成為多條小型生產線。應若干日本知名顧問之建議，我們對生產流程進行了調整，新的生產流程將提高運營效率並幫助我們把握不斷增長的市場機遇。另外，各種減省成本措施於二零零四年得到充份驗證，二零零五年將繼續實行。我們對公司的視光業務充滿信心。

隨著香港物業市場的復蘇，本集團預期將由物業增值分享滿意回報。事實上，本集團已出售或同意出售多處豪宅，並取得收益。

在保持嚴格控制成本的前提下，管理層正尋求途徑，以最大限度地利用我們優越財務狀況帶來的優勢。我們將繼續發展核心業務，同時積極尋求投資機會，以提升溢利增長潛力。

公司交易

於二零零五年一月二十日，China Time Investment Holdings Limited(「要約人」)與當中包括本公司之附屬公司Probest Holding Inc.(「Probest」)及滙富集團之附屬公司訂立買賣協定(「買賣協定」)，據此，要約人有條件同意(其中包括)分別向Probest及滙富集團收購1,437,396,440股及437,521,205股恒光行股份，佔恒光行已發行股本約46%及14%，總代價約為56百萬港元(相當於每股0.03港元)。

待完成買賣協定(「完成」)後，要約人須根據收購守則第26條提出強制性現金收購建議，以收購全部恒光行已發行股份(要約人及與其一致行動人士已擁有者除外)。

於二零零五年一月二十日，恒光行、Probest及Profitown Investment Corporation(「Profitown」)亦訂立有條件貸款重組協定(「貸款重組協定」)。根據貸款重組協定之條款，待完成後，Profitown將向Probest發出新承兑票據，作為恒光行於現有承兑票據下結欠Probest到期未償還貸款之豁免部份之代價，並免除恒光行於現有承兑票據下一切未來責任及負債。恒光行亦將簽立擔保書，以擔保Profitown於新承兑票據下有關利息支付之責任。

於完成時，恒光行、Probest、Profitown及本公司將簽訂股東協定，協定之主要條款將包括董事會一致批准有關Profitown之重大事項、恒光行就其於Profitown之股份可行使之認沽期權，以及當Profitown之有形資產淨值於完成日期後三十個月之期間內出現一定程度之虧損時Probest向Profitown作出彌償。於完成時，Probest及明日國際亦將向要約人簽發一份契據。在若干情況下，Probest將向要約人作出彌償保證。

有關上述交易之詳情請參閱日期為二零零五年四月十八日之公佈。

流動資金及財務資源

於二零零四年十二月三十一日，本集團持有現金及銀行結存(包括定期存款)為397.7百萬港元(二零零三年為：456.6百萬港元)，較於二零零三年十二月三十一日減少58.9百萬港元。另一方面，本集團可動用之銀行融資為28.3百萬港元。相信本集團具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零四年十二月三十一日之資本負債比率(按總債務除以總資產計算)為19.5%，而於二零零三年十二月三十一日則為23.7%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零四年十二月三十一日，本集團並無可使其面臨重大外匯風險之未平倉遠期外匯合約。

僱員及薪酬政策

於二零零四年十二月三十一日，本集團僱用約4,720名員工，其中有約4,590人駐於中國內地，約130人駐於香港。全體員工之薪酬均按業內慣例及根據現行勞工法例釐定。於香港，除基本薪金外，本集團亦提供員工福利，當中包括醫療保險，按表現派發花紅及強制性公積金。

遵守最佳應用守則

董事會認為，除本公司兩位獨立非執行董事吳偉雄先生及張仲良先生並非按香港聯合交易所有限公司(「聯交所」)規定之上市規則附錄十四所載之最佳應用守則(「守則」)第七段之規定以指定任期委任外，本公司於年內一直遵守守則。本公司之獨立非執行董事吳弘理先生與本公司訂立服務合約，由二零零四年九月二十七日起計為期一年。所有獨立非執行董事須根據本公司之公司細則條文輪值告退及於本公司之週年大會上膺選連任。

獨立非執行董事之獨立性確認書

本公司已接獲各獨立非執行董事根據上市規則第3.13條就有關彼等之獨立性發出之確認書。本公司認為全體獨立非執行董事均屬獨立。

購買、出售或贖回證券

本公司或其任何附屬公司年內概無購買、出售或贖回任何本公司股份或其他證券。

董事

於本公佈日期，董事會包括八名董事，當中包括五名執行董事，分別為：邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及譚炳華先生，以及三名獨立非執行董事，分別為：吳偉雄先生、張仲良先生及吳弘理先生。

審計委員會

本公司之審計委員會包括三名獨立非執行董事，並向董事會負責。審計委員會須定期與本集團之高級管理人員會面，以評估內部控制機制之有效性並審閱本集團之中期報告及年報。

於聯交所網站公佈本集團之年報

上市規則附錄十六所載之第四十五(一)段至四十五(三)段規定之所有資訊將公佈於聯交所網站。

股東週年大會

本公司股東週年大會將於二零零五年五月三十日(星期一)中午十二時舉行(「股東週年大會」)。有關詳情請參閱預期於二零零五年四月二十八日或前後公佈之股東週年大會通告。

承董事會命
主席
邱德華

香港，二零零五年四月二十二日

請同時參閱本公佈於經濟日報刊登的內容。

JOINT ANNOUNCEMENT



Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock code: 760)


SWANK

Swank International Manufacturing Company Limited

(incorporated in Hong Kong with limited liability)

(Stock code: 663)

China Time Investment Holdings Limited

(incorporated in the British Virgin Islands with limited liability)

Major Transaction

Special Deal and Connected Transactions

Possible Continuing Connected Transaction

Possible Mandatory Cash Offer to be made by


DBS

DBS Asia Capital Limited

on behalf of China Time Investment Holdings Limited to acquire all the issued shares of Swank International Manufacturing Company Limited (other than those already owned or agreed to be acquired by China Time Investment Holdings Limited or parties acting in concert with it)

Financial Adviser to China Time Investment Holdings Limited


DBS

DBS Asia Capital Limited

Financial Adviser to Tomorrow International Holdings Limited

Deloitte.
德勤

Deloitte & Touche Corporate Finance Ltd.

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders of Swank



Barits Securities (Hong Kong) Limited

The Possible Offer

On 20 January 2005, the Offeror entered into the Sale and Purchase Agreement (as amended by the Supplemental Agreement) with Probest, Rich Global, Kingsway Lion, TIHL and SW Kingsway, pursuant to which the Offeror conditionally agreed to acquire from Probest, Rich Global and Kingsway Lion 1,437,396,440, 156,283,205 and 281,238,000 Shares respectively, representing approximately 46%, 5% and 9% of the existing issued share capital of Swank as at the date of this announcement for HK$43,121,893.20, HK$4,688,496.15 and HK$8,437,140 respectively (i.e. equivalent to HK$0.03 per Share). The purchase price for the relevant Sale Shares was determined by each of Probest, Rich Global and Kingsway Lion and the Offeror after arm's length negotiations. Completion is conditional upon the fulfillment or waiver of certain conditions.

Upon Completion, the Offeror will be obliged under Rule 26 of the Takeovers Code to make a mandatory cash offer to acquire all the issued Shares (other than those already owned by the Offeror and parties acting in concert with it). Following and subject to Completion, DBS Asia will, on behalf of the Offeror, make a mandatory cash offer on the terms and subject to the conditions referred to in this announcement and to be set out in the Offer Document to acquire all the issued Shares (other than those already owned by the Offeror and parties acting in concert with it) at HK$0.03 per Share. The terms of the Offer are set out under the section headed "Possible Cash Offer" below.

The Offer Document

Pursuant to Rule 8.2 of the Takeovers Code, the Offer Document should be posted within 21 days of the date of this announcement. As the making of the Offer is conditional upon Completion, the Offer Document is, subject to the Executive's consent, expected to be despatched to the shareholders of Swank in accordance with the Takeovers Code within 7 days of fulfillment or waiver of the conditions of the Sale and Purchase Agreement.

Special Deal and Connected Transactions

On 20 January 2005, Swank, Probest and Profitown also entered into the conditional Loan Restructuring Agreement. Pursuant to the terms of the Loan Restructuring Agreement, subject to Completion taking place, Profitown will issue the Promissory Note in favour of Probest, in consideration of Probest waiving portion of the outstanding loan due and owing by Swank to Probest under the Existing Promissory Note and releasing Swank from all future obligations and liabilities under the Existing Promissory Note. Pursuant to the terms of the Loan Restructuring Agreement, Swank will also execute the Guarantee to guarantee Profitown's obligations in respect of interest payment under the Promissory Note.

On Completion, Swank, Probest, TIHL and Profitown will enter into the Shareholders Agreement, the principal terms of which will include unanimous board approval on material issues regarding Profitown, a put option exercisable by Swank in respect of its shares in Profitown and an indemnity by Probest in favour of Profitown in the event of certain deficit in the net tangible asset value of Profitown as set out in the sub-section headed "Shareholders Agreement" below. On Completion, Probest and TIHL will also execute the TIHL Deed in favour of the Offeror. The Shareholders Agreement and the Loan Restructuring Agreement will constitute special deals under the Takeovers Code.

As Probest is a substantial shareholder of each of Swank and Profitown and thus a connected person of Swank under the Listing Rules, the transactions contemplated under the Shareholders Agreement, the Loan Restructuring Agreement and the Guarantee will constitute connected transactions of Swank under the Listing Rules.

Possible Continuing Connected Transaction

The Agency Agreement will be entered into between the Trading Company and the Nominee upon Completion and will commence from the date of Completion and expire on 31 December 2007. Pursuant to the terms of the Agency Agreement, the Trading Company will provide agency services to the Nominee in relation to the sale of the Products to the Territory at an agency fee of 3% of the invoiced amount of the Products sold by the Agent on behalf of the Nominee.

As the Trading Company will be wholly-owned by Swank and upon Completion, the Offeror will be the controlling shareholder of Swank, the Nominee as an associate of the Offeror will become a connected person of Swank under the Listing Rules upon Completion. Transactions between the Nominee and the Swank Group will constitute continuing connected transactions for Swank under the Listing Rules.

General

An independent board committee comprising the independent non-executive directors of Swank will be appointed to consider the Offer, the Shareholders Agreement, the Loan Restructuring Agreement (including the Guarantee and the Promissory Note) and the Agency Agreement and Barits Securities (Hong Kong) Limited was appointed as the independent financial adviser to advise the independent board committee of Swank and the Independent Shareholders in respect of the terms of the Offer, the Shareholders Agreement, the Loan Restructuring Agreement (including the Guarantee and the Promissory Note) and the Agency Agreement.

A circular containing, among other things, further details of the Offer, the Shareholders Agreement, the Loan Restructuring Agreement (including the Guarantee and the Promissory Note), the Agency Agreement, the recommendation of the independent board committee of Swank in respect of the Offer, the Shareholders Agreement, the Loan Restructuring Agreement (including the Guarantee and the Promissory Note) and the Agency Agreement, the advice of its independent financial adviser in respect of the Offer, the Shareholders Agreement, the Loan Restructuring Agreement (including the Guarantee and the Promissory Note) and the Agency Agreement and the notice convening the EGM will be despatched to the shareholders of Swank.

The Disposal and the Loan Restructuring Agreement constitutes a major transaction for TIHL under Chapter 14 of the Listing Rules. A circular containing further details of the Disposal and the Loan Restructuring Agreement will be despatched to the shareholders of TIHL.

Shareholders of and potential investors in TIHL should note that the Sale and Purchase Agreement is conditional upon the fulfillment or waiver of certain conditions. Shareholders of and potential investors in TIHL should therefore exercise extreme caution when dealing in the securities of TIHL.

Shareholders of and potential investors in Swank should note that the Offer is a possibility only. Shareholders of and potential investors in Swank should therefore exercise extreme caution when dealing in the securities of Swank.

Resumption of Trading

At the request of Swank, the securities of Swank were suspended from trading on the Main Board of the Stock Exchange from 9:30 a.m. on 21 January 2005 pending release of this announcement. Swank has made an application for the resumption of trading in the securities of Swank on the Main Board of the Stock Exchange with effect from 9:30 a.m. on 19 April 2005.

At the request of TIHL, the securities of TIHL were suspended from trading on the Main Board of the Stock Exchange from 9:30 a.m. on 21 January 2005 pending release of this announcement. TIHL has made an application for the resumption of trading in the securities of TIHL on the Main Board of the Stock Exchange with effect from 9:30 a.m. on 19 April 2005.

1. SALE AND PURCHASE AGREEMENT (as amended by the Supplemental Agreement)

Date

20 January 2005

Parties

Purchaser: the Offeror, a company incorporated in the British Virgin Islands who and whose ultimate beneficial owner, to the best of the knowledge, information and belief of the directors of TIHL, having made all reasonable enquiries, are third parties independent of and not connected with TIHL or Swank or their respective connected persons (as defined in the Listing Rules). The Offeror is a company principally engaged in investment holding.

Vendors:
(a) Probest, a wholly-owned subsidiary of TIHL and a company principally engaged in investment holding;
(b) Rich Global, a wholly-owned subsidiary of SW Kingsway and a company principally engaged in investment holding; and
(c) Kingsway Lion, a wholly-owned subsidiary of SW Kingsway and a company principally engaged in investment holding.

Warrantors:
(a) TIHL, a company incorporated in Bermuda whose securities are listed on the Main Board of the Stock Exchange (in respect of the obligations of Probest); and
(b) SW Kingsway, a company incorporated in Bermuda whose securities are listed on the Main Board of the Stock Exchange (in respect of the obligations of Rich Global and Kingsway Lion).

Sale Shares

(a) the First Sale Shares, being 1,437,396,440 Shares and representing approximately 46% of the existing issued share capital of Swank as at the date of this announcement. Following Completion, Probest will hold 156,202,790 Shares representing approximately 5% of existing issued share capital of Swank as at the date of this announcement and Probest has undertaken not to accept the Offer in respect of such Shares;

(b) the Second Sale Shares, being 156,283,205 Shares and representing approximately 5% of the existing issued share capital of Swank as at the date of this announcement. Following Completion, Rich Global will hold 156,202,795 Shares representing approximately 5% of existing issued share capital of Swank as at the date of this announcement and Rich Global has undertaken not to accept the Offer in respect of such Shares;

(c) the Third Sale Shares, being 281,238,000 Shares and representing approximately 9% of the existing issued share capital of Swank as at the date of this announcement. Following Completion, Kingsway Lion will hold no interest in Swank.

Consideration

(a) HK$43,121,893.20 in cash (i.e. equivalent to HK$0.03 per Share) in respect of the First Sale Shares which was determined by Probest and the Offeror after arm's length negotiations with reference to the market price of the First Sale Shares and was agreed between Probest and the Offeror as a matter of commercial decision;

(b) HK$4,688,496.15 in cash (i.e. equivalent to HK$0.03 per Share) in respect of the Second Sale Shares which was determined by Rich Global and the Offeror after arm's length negotiations with reference to the market price of the Second Sale Shares and was agreed between Rich Global and the Offeror as a matter of commercial decision; and

(c) HK$8,437,140 in cash (i.e. equivalent to HK$0.03 per Share) in respect of the Third Sale Shares which was determined by Kingsway Lion and the Offeror after arm's length negotiations with reference to the market price of the Third Sale Shares and was agreed between Kingsway Lion and the Offeror as a matter of commercial decision.

Of the consideration referred to above, an initial deposit of HK$3,000,000 has been paid by the Offeror to an escrow agent (the "Escrow Agent"), a third party jointly appointed by, among others, the Offeror and the Vendors, on the signing of the Sale and Purchase Agreement, and the balance is to be paid by the Offeror to the Escrow Agent within 90 days of the date of the Sale and Purchase Agreement and is to be released in the following manner:

(a) as to HK$23,121,893.20 shall be released to Probest, as to HK$2,938,496.15 shall be released to Rich Global and as to HK$5,187,140 shall be released to Kingsway Lion, all within six months of Completion; and

(b) as to the remaining balance of HK$20,000,000 shall be released to Probest, the remaining balance of HK$1,750,000 shall be released to Rich Global and the remaining balance of HK$3,250,000 shall be released to Kingsway Lion, all on the 1st anniversary of Completion.

The respective dates for the payment of the consideration and the release thereof to the Vendors were agreed between the Offeror and the Vendors as a matter of commercial decision after taking into account the time which may be required by the Offeror to verify the warranties given by the Vendors and the Warrantors in the Sale and Purchase Agreement.

Conditions

Completion of the Sale and Purchase Agreement (as amended by the Supplemental Agreement) is conditional upon, among other things:

(a) there being no breach of the warranties given by the Vendors and the Warrantors as set out in the Sale and Purchase Agreement which is material to the Swank Group as a whole;

(b) the Vendors and the Warrantors not being in breach of their obligations under the Sale and Purchase Agreement in any material respect;

(c) if required, the consent of the Executive in relation to the Shareholders Agreement and the Loan Restructuring Agreement as "special deals" under Rule 25 of the Takeovers Code having been obtained;

(d) the passing by the Independent Shareholders in a general meeting of ordinary resolutions approving (i) the Agency Agreement and the cap amounts as set out in the paragraph headed "Possible Continuing Connected Transaction" below; (ii) the Shareholders Agreement and the transactions contemplated thereunder; (iii) the Loan Restructuring Agreement and the transactions contemplated thereunder; and (iv) the Guarantee, in each case, in accordance with the requirements of the Listing Rules, the Takeovers Code, Swank's memorandum and articles of association and as required by law;

(e) the current listing of the Shares not having been withdrawn, the Shares continuing to be traded on the Stock Exchange prior to the Completion Date, save for any temporary suspension not exceeding 28 consecutive business days (as defined in the Listing Rules) from the date of the Sale and Purchase Agreement (as extended for a further 29 business days by the Supplemental Agreement), i.e. on or before 19 April, 2005 or such longer time as the parties may further agree in writing;

(f) no indication being received on or before the Completion Date from the Stock Exchange or the SFC to the effect that the listing of the Shares may be withdrawn or objected to (or conditions which may be attached thereto) as a result of Completion or in connection with the terms of the Sale and Purchase Agreement;

(g) the conditional cancellation agreement dated 20 January 2005 between Rich Global, Fortune Dynamic and TIHL in respect of the option agreement dated 16 December 2003 between Fortune Dynamic, TIHL and Rich Global (which option agreement was announced in the joint announcement of TIHL and Swank dated 29 December 2003) remaining valid and the provision of evidence to that effect to the reasonable satisfaction of the Offeror;

(h) if required, the passing by the shareholders of TIHL permitted to vote in a general meeting of resolutions approving the Sale and Purchase Agreement and the transactions contemplated thereunder including (i) the Shareholders Agreement and the transactions contemplated thereunder; (ii) the Loan Restructuring Agreement and the transactions contemplated thereunder; and (iii) the Guarantee and the transactions contemplated thereunder, in each case, in accordance with the requirements of the Listing Rules, the Takeovers Code, its memorandum of association and bye-laws and as required by law; and

(i) compliance by Swank and TIHL of all legal and regulatory requirements (including those under the Listing Rules or otherwise of the Stock Exchange) which require compliance in relation to the Sale and Purchase Agreement and the transactions contemplated thereunder.

Completion is expected to take place on the 7th Business Day after the satisfaction (other than conditions (a), (b), (e) and (f) which shall remain fulfilled (unless waived) when all the other conditions shall have been fulfilled or waived) or waiver (as the case may be) of the above conditions, provided this occurs before the Long Stop Date.

The Offeror may waive all or any of the above conditions (other than (c), (d) and (f)) at any time by notice in writing to the Vendors. Pursuant to the Listing Rules and the Takeovers Code, the votes of the Independent Shareholders referred to in (d) shall be taken by way of poll.

In the event that any of the above conditions are not fulfilled or waived prior to the Long Stop Date or conditions (a), (b) and (f) shall not remain fulfilled at the time when all the other conditions shall have been fulfilled or waived, or this announcement shall not have been cleared by the Stock Exchange and the SFC within 28 business days (as defined in the Listing Rules) from the date of the Sale and Purchase Agreement (as extended for a further 29 business days by the Supplemental Agreement), i.e. on or before 19 April, 2005 or such longer time as the parties may further agree in writing, the Sale and Purchase Agreement shall terminate and cease to be of any effect.

Winspark Venture Limited, the controlling shareholder of TIHL, has undertaken to the Offeror that it shall cast its votes in favour of the resolutions referred to in (h) above unless it is required or directed by the Stock Exchange or the SFC to abstain from voting or to cast its votes against such resolutions or any of them or in some other manner.

Reasons for the Disposal

The TIHL Group (excluding the Swank Group) is principally engaged in the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing. The Swank Group is principally engaged in the design, manufacture and marketing of frames, sunglasses and lenses. The audited consolidated net profit before and after taxation and minority interests of Swank for the year ended 31 December 2002 were approximately HK$10,763,000 and approximately HK$10,141,000 respectively. The audited consolidated net loss before and after taxation and minority interests of Swank for the year ended 31 December 2003 were approximately HK$8,401,000 and approximately HK$7,054,000 respectively. The unaudited consolidated net loss before and after taxation and minority interests of Swank for the six months ended 30 June 2004 were approximately HK$802,000 and approximately HK$1,844,000 respectively. The unaudited consolidated net liability of Swank as at 30 June 2004 amounted to approximately HK$61,815,000.

Further to the disposal of TIHL Group's 19% interest in Swank as announced in the joint announcement of TIHL and Swank dated 29 December 2003, the directors of TIHL consider the entering into of the Sale and Purchase Agreement will provide an opportunity for the TIHL Group to further realise its investment in Swank. Upon completion of the Disposal, Swank will cease to be the subsidiary of either Probest or TIHL. The directors of TIHL believe that the terms of the Disposal (including the terms of the Shareholders Agreement and the TIHL Deed) and the Loan Restructuring Agreement, which is part and parcel of the Disposal, are fair and reasonable and in the interests of the shareholders of TIHL as a whole.

Upon completion of the Disposal and the conditional Loan Restructuring Agreement, the TIHL Group will realise a gain of approximately HK$43 million since Swank is a net liability company and its carrying value on TIHL's balance sheet is nil. The proceeds from the Disposal of approximately HK$43 million will be used as general working capital of the TIHL Group.

Listing Rules Implication

The Disposal constitutes a major transaction for TIHL under Chapter 14 of the Listing Rules. As permitted under Rule 14.44 of the Listing Rules, as no shareholder is required to abstain from voting in the event TIHL convenes a meeting for the purpose of obtaining approval for the Disposal and no shareholder has a material interest in the Disposal save for their shareholding in TIHL and as Winspark Venture Limited, being the controlling shareholder of TIHL which holds approximately 58% of the issued share capital of TIHL as at the date of this announcement, has provided its written consent to the Sale and Purchase Agreement and the transactions contemplated thereunder, no meeting of the shareholders of TIHL will be convened for this purpose and such condition is already fulfilled as at the date of this announcement.

Controlling Shareholder of TIHL

As at the date of this announcement, the controlling shareholder of TIHL is as follows:

Name of shareholder	Capacity	Number of Shares	% Shareholding
Winspark Venture Limited	Beneficial owner *(Note)*	165,835,963	58.0

Note: The entire issued share capital of Winspark Venture Limited is beneficially owned by Mr. Chan Yuen Ming.

2. LOAN RESTRUCTURING AGREEMENT

On 20 January 2005, Probest, Swank and Profitown entered into the conditional Loan Restructuring Agreement. The Loan Restructuring Agreement constitutes a special deal under Rule 25 of the Takeovers Code and requires consent from the Executive.

Principal terms of the Loan Restructuring Agreement

Pursuant to the Loan Restructuring Agreement:

1. Probest conditionally agreed to waive an outstanding principal of the Debt over and above the Remaining Debt, the interest and the default interest on the Debt for the period from 5 November 2003 up to and inclusive of the date of the Sale and Purchase Agreement in the amount of approximately HK$12,669,995 and any further interest which may accrue on the Debt up to and inclusive of the Effective Date. Based on the amount of the Debt and the Profitown/Swank Loan of approximately HK$112,167,732 as at the date of this announcement, the principal amount, interests and default interests of the Debt to be waived amounts to approximately HK$66,270,000;

2. the Existing Promissory Note will be cancelled as from the Effective Date;

3. Profitown will issue and deliver the Promissory Note to Probest, in consideration of which Swank undertakes to waive a sum equivalent to the Remaining Debt (HK$112,167,732 as at the date of this announcement) from the Profitown/Swank Loan on the Effective Date. Accordingly, after such waiver on the Effective Date, there will not be any Profitown/Swank Loan outstanding;

4. Swank will execute the Guarantee in favour of Probest.

Below is a chart showing the relationship between the Debt, the Remaining Debt and the Profitown/Swank Loan:



TIHL
100%
Probest
the Debt under the Existing Promissory Note
51% before Completion and 5% upon Completion
30%
the Remaining Debt under Promissory Note
Swank
the Profitown/ Swant Loan
70%
Profitown

Principal terms of the Promissory Note

Principal amount:	an amount equivalent to the Remaining Debt, which, based on the outstanding amount of the Profitown/Swank Loan as at the date of this announcement, would be approximately HK$112,167,732
Maturity Date:	bullet payment on a date falling 30 months of the date of issue of the Promissory Note
Interest:	1% above the prime rate for Hong Kong dollar quoted from time to time by The Hongkong and Shanghai Banking Corporation Limited, which is based on prevailing market rate and is the same as the interest rate under the Existing Promissory Note, payable quarterly in arrears
Security:	the Promissory Note will be unsecured and not guaranteed by the Offeror or any of its concert parties or any other person except for the Guarantee to be given by Swank
Other terms:	all amounts payable under the Promissory Note will become immediately due and payable if at any time after issue of the Promissory Note, inter alia: (a) the aggregate shareholding of the Offeror in Swank falls below 51%; (b) there is any change to the majority of the board of directors of the Offeror, which comprises Mr. Wang, Mr. Zhao Jun (趙俊) and Mr. Li Wei (李偉), as disclosed in the Sale and Purchase Agreement;

(c) if Mr. Wang ceases to be the legal and beneficial owner of at least 75% of and in the Offeror; or

(d) Swank ceases to be listed on the Stock Exchange.

As is the same for the Debt under the Existing Promissory Note as stated in the circular of Swank dated 30 September 2003, the directors of TIHL and Swank expect the Promissory Note will be settled by the internal resources of Profitown generated from the operating activities of its subsidiaries and associates. If such internal resources of Profitown are not sufficient to repay the interest and the principal due under the Promissory Note, the board of directors of Profitown will consider other fund raising methods.

Conditions of the Loan Restructuring Agreement

The Loan Restructuring Agreement will take effect on the Effective Date when all of the following conditions have been satisfied:

(a) the passing at the EGM by independent shareholders of Swank (if required by the Stock Exchange and the Takeovers Code, other than Probest, its associates, and/or parties acting in concert with it) of ordinary resolutions approving the Loan Restructuring Agreement and the transactions contemplated thereunder, including the issue of the Promissory Note and the Guarantee;

(b) if required, the approval by the shareholders of TIHL of the Loan Restructuring Agreement and the transactions contemplated thereunder by way of an ordinary resolution to be passed at a special general meeting of TIHL;

(c) all other consents and acts required of Swank in connection with the Loan Restructuring Agreement and the transactions contemplated thereunder under the Listing Rules having been obtained and completed or, as the case may be, the relevant waiver from compliance with any of such rules having been obtained from the Stock Exchange;

(d) all other consents and acts, if any, required of TIHL in connection with the Loan Restructuring Agreement and the transactions contemplated thereunder under the Listing Rules having been obtained and completed or, as the case may be, the relevant waiver from compliance with any of such rules having been obtained from the Stock Exchange;

(e) the Sale and Purchase Agreement becoming unconditional and having been completed in accordance with the terms thereof, save for any condition therein requiring the Loan Restructuring Agreement to become unconditional; and

(f) Probest having received the Promissory Note duly executed by Profitown under its common seal and the Guarantee duly executed by Swank under its common seal.

If any of the above conditions are not wholly fulfilled on or before 31 July 2005, unless an extension of time has been granted by Probest, the Loan Restructuring Agreement will cease to have any further force and effect except for antecedent breach.

The Loan Restructuring Agreement becoming unconditional is one of the conditions precedent to Completion and the Loan Restructuring Agreement is therefore part and parcel of the Disposal. Accordingly, the directors of TIHL believe that the terms of the Disposal and the Loan Restructuring Agreement becoming unconditional, which is one of the conditions precedent to Completion, are fair and reasonable and in the interests of the shareholders of TIHL as a whole.

Guarantee

Under the Guarantee, Swank will undertake to Probest that if and whenever Profitown defaults for any reason in payment of the principal sum due under the Promissory Note, Swank will upon demand by Probest unconditionally pay and satisfy all interest which Profitown is liable to pay under the Promissory Note on and after such default. The obligations of Swank under the Guarantee are unsecured and not guaranteed by the Offeror or any of its concert parties or any other person. The Guarantee will cease to be effective if the Put Option referred to in the section headed "Shareholders Agreement" below is exercised and the transaction contemplated under the Put Option is completed.

3. OTHER AGREEMENTS

Shareholders Agreement

The Shareholders Agreement constitutes a special deal under Rule 25 of the Takeovers Code and requires consent from the Executive. Both before and immediately after Completion, Profitown will be held as to 30% by Probest and as to 70% by Swank and the shareholding chart is set out below. On Completion, Swank, Probest, TIHL and Profitown will enter into the Shareholders Agreement to regulate the management of the Profitown Group.

Pre-Completion


TIHL
(Warrantors)
SW Kingsway
(Warrantors)
100%
100%
100%*
Probest
Rich Global
Kingsway Lion
Public
Mr. Cheung Wah Hing**
51%
10%
9%
29.99%
0.01%
30%
Swank
70%
the Profitown Group
Design, manufacture and marketing of frames

* *TIHL holds 100% of Fortune Dynamic, which in turn holds 100% of Probest*

** *Mr. Cheung Wah Hing is a director of Swank*

Post-Completion



TIHL
SW Kingsway
100%*
100%
Probest
Rich Global
Offeror
Public
Mr. Cheung Wah Hing**
5%
5%
60%
29.99%
0.01%
30%
Swank
70%
the Profitown Group
Design, manufacture and marketing of frames

* *TIHL holds 100% of Fortune Dynamic, which in turn holds 100% of Probest*

** *Mr. Cheung Wah Hing is a director of Swank*

The principal terms of the Shareholders Agreement are as follows:

(1) Within the period of 30 months from Completion, unanimous approval by the board of directors, which directors shall be nominated by Probest and Swank respectively (Swank shall be entitled to appoint four directors of Profitown and Probest shall be entitled to appoint two directors of Profitown, with a maximum of six directors holding office at any time. The chairman of the board shall be a director appointed by Probest but shall not have a casting vote in the event of an equality of votes.), of Profitown is required on material issues regarding Profitown, an investment holding company which holds the major operating subsidiaries of Swank, such as :

(a) approval of accounts;

(b) reduction or alteration of share capital;

(c) issue of shares or debentures;

(d) provision of any guarantee or indemnity other than for the benefit of the Profitown Group;

(2) Swank will have the right to require Probest or an independent third party procured by Probest to purchase (the "Put Option") all (but not part only) of its shares, being approximately 70% of all issued shares of Profitown, in Profitown exercisable at any time before the expiry of 30 months from the Completion Date at a price equal to the net tangible asset value of Profitown as at the date of exercise of such put option attributable to such shares and such purchaser will assume all the liabilities due from Swank to any member of the Profitown Group incurred prior to the date of the Shareholders Agreement at nil consideration; and

(3) if the net tangible asset value of Profitown as determined on the same basis and accounting policies and principles adopted by Profitown in its latest audited accounts shall fall below zero during the 30-month period from the Completion Date, Probest will indemnify Profitown on demand for the deficit in the event that such deficit exceeds the outstanding principal amount of the Promissory Note and the interest accrued.

The Put Option and indemnity referred to in paragraphs (2) and (3) above will cease and Probest shall have no further obligation in respect thereof if:

(a) the aggregate shareholding of the Offeror in Swank falls below 51%;
(b) there is any change to the majority of the board of directors of the Offeror since the date of and as disclosed in the Sale and Purchase Agreement; or
(c) Mr. Wang ceases to be the legal and beneficial owner of at least 75% of and in the Offeror.

Subject as aforesaid, there is no pre-condition under the Shareholders Agreement for the exercise of the Put Option by Swank. The Put Option and the exercise price thereof were negotiated between Probest and Swank on an arms-length basis as part of the terms of the Shareholders Agreement. The directors of Swank have not, as at the date of this announcement, decided under what circumstances the Put Option will be exercised.

Information on the Profitown Group

The Profitown Group is principally engaged in the design, manufacture and marketing of frames, sunglasses and lenses. Profitown is owned as to 70% by Swank and 30% by Probest and is one of the principal subsidiaries of Swank. An accountants' report on the financial information of the Profitown Group for the two financial years ended 31 December 2004 will be included in the circular to be sent to the shareholders of Swank in respect of the Offer, the Shareholders Agreement, the Loan Restructuring Agreement and the Agency Agreement.

TIHL Deed

On Completion, Probest and TIHL will execute the TIHL Deed in favour of the Offeror. Under the terms of the TIHL Deed, in the event (i) the listing of the Shares on the Stock Exchange shall be withdrawn during the 30-month period after the date hereof (the "Relevant Period") or (ii) trading in the Shares on the Stock Exchange is suspended during the Relevant Period and the listing of the Shares on the Stock Exchange is subsequently withdrawn; or (iii) Swank is placed under the delisting procedure by the Stock Exchange during the Relevant Period and the listing of the Shares on the Stock Exchange is withdrawn during or after the Relevant Period, in each case, as a result of any event or a series of events relating to or any condition or any change in any condition of (including any change which resulted in Swank's failure to comply with Rule 13.24 of the Listing Rules) or an act, deed or omission by any member of the Profitown Group, Probest shall indemnify the Offeror by paying the Offeror an amount of HK$56,247,530 upon demand after Swank ceases to be listed on the Stock Exchange as a result of the matters aforesaid. TIHL shall be the guarantor of Probest's obligations under the TIHL Deed. The TIHL Deed does not require the Offeror to return its interest in Swank to TIHL.

Probest and TIHL shall have no further obligations under the said indemnity if:

(a) the aggregate shareholding of the Offeror in Swank falls below 51%;
(b) there is any change to the majority of the board of directors of the Offeror since the date of and as disclosed in the Sale and Purchase Agreement; or
(c) Mr. Wang ceases to be the legal and beneficial owner of at least 75% of and in the Offeror.

Listing Rules and Takeovers Code implications

The Disposal and the Loan Restructuring Agreement constitutes a major transaction for TIHL under Chapter 14 of the Listing Rules. Upon completion of the Disposal, Swank will cease to be the subsidiary of either Probest or TIHL. As permitted under Rule 14.44 of the Listing Rules, as no shareholder is required to abstain from voting in the event TIHL convenes a meeting for the purpose of obtaining approval for the entering into of the Sale and Purchase Agreement and the

Loan Restructuring Agreement and as Winspark Venture Limited, being the controlling shareholder of TIHL which holds approximately 58% of the issued share capital of TIHL as at the date of this announcement, has no interest in the Sale and Purchase Agreement and the Loan Restructuring Agreement save for its shareholding in TIHL and has provided its written consent to the Sale and Purchase Agreement and the Loan Restructuring Agreement, no meeting of the shareholders of TIHL will be convened for this purpose and such condition is already fulfilled as at the date of this announcement.

As Probest is a substantial shareholder of each of Swank and Profitown, TIHL and Probest are connected persons of Swank under the Listing Rules. The entering into each of the Shareholders Agreement and the Loan Restructuring Agreement (including the Promissory Note and the Guarantee) constitutes a connected transaction for Swank under Chapter 14A of the Listing Rules. The Shareholders Agreement and the Loan Restructuring Agreement constitute special deals under Rule 25 of the Takeovers Code and require consent from the Executive. Each of the Shareholders Agreement and the Loan Restructuring Agreement (including the Promissory Note and the Guarantee) is subject to the approval of the Independent Shareholders at a general meeting by way of poll. TIHL, SW Kingsway and their respective associates and concert parties will abstain from voting on such resolution in the EGM.

The Option Agreement

As announced in the joint announcement of TIHL and Swank dated 29 December 2003, on 16 December 2003, Fortune Dynamic and TIHL (as warrantor of Fortune Dynamic) entered into the Option Agreement with Rich Global. Fortune Dynamic, TIHL and Rich Global entered into a conditional cancellation agreement on 20 January 2005 whereby it was provided that subject to Completion taking place within 10 Business Days of the Long Stop Date, the Option Agreement shall be cancelled on Completion and in consideration of which Fortune Dynamic shall pay to Rich Global a sum of HK$2,000,000 on receipt of the first instalment of the consideration by Probest as mentioned in the section headed "Sale and Purchase Agreement" above. The said sum of HK$2,000,000 was agreed between Fortune Dynamic and Rich Global as a matter of commercial decision.

4. POSSIBLE CASH OFFER

Following and subject to Completion, the Offeror and parties acting in concert with it will own approximately 60% of the entire issued share capital of Swank (assuming that Swank's issued share capital remains unchanged from that as at the date of this announcement). As a result thereof, the Offeror will be obliged under Rule 26 of the Takeovers Code to make a mandatory unconditional cash offer for all the issued Shares (other than those already owned by the Offeror and parties acting in concert with it). Swank has no outstanding convertible securities, warrants or options as at the date of this announcement.

The Vendors, TIHL and SW Kingsway are parties acting in concert with the Offeror. The Offer will not be extended to Probest and Rich Global. All Sale Shares and Offer Shares will be pledged to Kingsway Group.

As at the date of this announcement, neither the Offeror nor any parties acting in concert with it, apart from the Vendors and their concert parties, owns any Shares or any other securities convertible into Shares, including warrants, options or subscription rights. Other than by entering into the Sale and Purchase Agreement and the on-market sale of an aggregate of 2,500,000 Shares by a company controlled by Mr. Ko Kam Chuen, Stanley, an independent non-executive director of SW Kingsway who had no knowledge of, and did not participate in any part of this transaction, on 5 January 2005 (1,700,000 shares sold) and 6 January 2005 (800,000 shares sold) at a sale price of HK$0.061 per Share, neither the Offeror nor any parties acting in concert (including the Vendors and their concert parties) with it has dealt in any Shares or any other securities convertible into Shares, including warrants, options or subscription rights, during the six months prior to the date of this announcement.

No shareholder of Swank has undertaken with the Offeror to accept the Offer. There are no persons having any arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code with the Offeror, Swank or any of their respective associates (as defined in the Takeovers Code). The Offer, if made, will be unconditional.

Terms of the Offer

Subject to Completion, DBS Asia will, on behalf of the Offeror, make the Offer, which will be subject to the conditions and further terms referred to in this announcement and to be set out in the Offer Document when issued, on the following basis:

For each Share .... HK$0.03 in cash

The offer price per Share represents:

(a) a discount of approximately 52.4% to the closing price of Shares on the Stock Exchange of HK$0.063 per Share, being the closing price of the Shares as quoted on the Stock Exchange on 20 January 2005 (being the last trading day immediately prior to the suspension of trading in Shares on 21 January 2005);

(b) a discount of approximately 52.4 % to the average closing price of Shares on the Stock Exchange of HK$0.063 per Share for the 10 trading days up to and including 20 January 2005 (being the last trading day prior to the suspension of trading in Shares on 21 January 2005).

Given the net liability financial position of Swank as in the latest published financial results, the relative premium/discount of the offer price per Share to Swank's net asset value ("NAV") per Share is not applicable.*

* *According to Swank's 2004 interim report, Swank had audited net liability of HK$60.0 million as at 31 December 2003 and unaudited net liability of HK$61.8 million as at 30 June 2004. Swank's audited net loss for the year ended 31 December 2003 was HK$7.1 million and the unaudited net loss for the first six months of 2004 was HK$1.8 million.*

The Offer is based on the same pricing terms as the Sale and Purchase Agreement commercially agreed between the Vendors and Offeror.

During the six-month period preceding the date of this announcement, the highest closing price of Shares on the Stock Exchange was HK$0.07 (on 15, 16, 17 December 2004 and 6 January 2005) and the lowest closing price of Shares on the Stock Exchange was HK$0.056 per Share (on both 11 November 2004 and 22 November 2004).

As at the date of this announcement, there are a total number of 3,124,862,734 Shares in issue. At a cash offer price of HK$0.03 per Share, the Offeror values the Sale Shares at approximately HK$56 million and the cost of the Offer, assuming full acceptance excluding Shares retained and held by Probest and Rich Global immediately after Completion, at approximately HK$28 million.

DBS Asia has been appointed by the Offeror to advise the Offeror in connection with the Offer and DBS Asia is satisfied that sufficient financial resources are available to the Offeror to complete the purchase of the Sale Shares and to meet full acceptance of the Offer. Kingsway Financial Services Group Limited has provided financing in the total amount of approximately HK$51 million to the Offeror to enable it to complete the purchase of the Sale Shares and to enable it to meet full acceptance of the Offer.

Stamp duty

Stamp duty at the rate of HK$1.00 for every HK$1,000 or part thereof of the amount payable in respect of relevant acceptances will be payable by each shareholder of Swank who accepts the Offer. The Offeror will pay for such amount of stamp duty on behalf of and for the account of accepting shareholders of Swank who accept the Offer and such amount will be deducted from the amount payable to shareholders of Swank on acceptance of the Offer.

Effect of accepting the Offer

Acceptance of the Offer by any shareholder of Swank will be deemed to constitute a warranty by such person that all Shares sold by such person under the Offer are free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including, without limitation, the right to receive dividends and distributions declared, made or paid, if any, on or after the Completion Date.

Change in shareholding structure of Swank

The shareholding structure of Swank before and after Completion but before the commencement of the Offer is and will be as follows:

Name	Number of Shares directly and indirectly held immediately before Completion	Approximate % of total issued Shares	Number of Shares held immediately after Completion	Approximate % of total issued Shares
TIHL and its concert parties	1,593,599,230	51	156,202,790	5
SW Kingsway and its concert parties	593,724,000	19	156,202,795	5
Offeror and its concert parties	–	–	1,874,917,645	60
Cheung Wah Hing, a Swank director	358,400	0.01	358,400	0.01
Public shareholders	937,181,104	29.99	937,181,104	29.99
Total	3,124,862,734	100	3,124,862,734	100

Other than by entering into the Sale and Purchase Agreement and the on-market sale of an aggregate of 2,500,000 Shares by a company controlled by Mr. Ko Kam Chuen, Stanley, an independent non-executive director of SW Kingsway who had no knowledge of, and did not participate in any part of, this transaction, on 5 January 2005 (1,700,000 shares sold) and 6 January 2005 (800,000 shares sold) at a sale price of HK$0.061 per Share, neither TIHL nor SW Kingsway nor any of their respective concert parties has dealt in any Shares or any other securities convertible into Shares, including warrants, options, or subscription rights, during the six months prior to the date of this announcement.

5. INFORMATION ON THE OFFEROR

The Offeror is a private investment company incorporated in the British Virgin Islands with limited liability on 1 July 2004, and is wholly and beneficially owned by Mr. Wang. The directors of the Offeror are Mr. Wang, Mr. Zhao Jun (趙俊) and Mr. Li Wei (李偉). The Offeror, Mr. Wang, Mr. Zhao Jun and Mr. Li Wei, to the best of the knowledge, information and belief of the directors of TIHL, having made all reasonable enquiries, are third parties independent of and not connected with TIHL or Swank or their respective connected persons (as defined in the Listing Rules).

Since its incorporation on 1 July 2004, the Offeror has not carried on any business other than entering into the Sale and Purchase Agreement and the transactions contemplated thereunder.

Set out below is the biography and background of each of Mr. Wang, Mr. Zhao Jun and Mr. Li Wei:

Mr. Wang An Kang, aged 41. Mr. Wang has been engaged in the phosphorus industry through the import and export of the Products since 1990. In 1999, he restructured several state-owned enterprises on the verge of bankruptcy into Yunnan Phosphorous Group Co., Ltd. ("Yunphos") and is currently the controlling shareholder holding over 51% equity interest in Yunphos. The remaining two shareholders of Yunphos are two of its directors. Over the last 13 years, Yunphos

(including its predecessors) has evolved into a vertically integrated company engaged in the development, manufacturing, import and export of the Products. With Mr. Wang's continuous efforts in exploring the international market, Yunphos has built strong relationships with numerous long-term international customers in Europe, America, Australia, Japan and South East Asia. He is currently the vice chairman of the Federation of Industry & Commerce of Yunnan Province, the vice chairman of the Yunnan Overseas Association and the vice chairman of the Chamber of Commerce for Import and Export of Yunnan Province. Mr. Wang is a PRC citizen.

Mr. Zhao Jun, aged 42. Mr. Zhao joined the chemical department of Kunming Import & Export Corporation, the predecessor of Yunphos, as the deputy general manager in 1993 and has gained extensive experience in international trade as a senior executive of Yunphos. Under the supervision and guidance of Mr. Zhao, the operations of Yunphos have been continuously improved and refined. Mr. Zhao has guided Yunphos's move towards standardisation. With a heavy workload, he still managed to complete one year of MBA core courses. Mr. Zhao is a PRC citizen.

Mr. Li Wei, aged 38. In 1988, Mr. Li Wei became the deputy general manager of Golden Dragon Hotel in Kunming, a Hong Kong owned hotel, and accumulated extensive experience in hotel management. Mr. Li joined Yunnan Xinge Group (雲南鑫格集團) as its general manager, responsible for planning and investment, in 2000. Since 2002, Mr. Li has been the assistant to Mr. Wang. He possesses strong experience in international trade management. Mr. Li is a PRC citizen.

The Offeror and parties acting in concert with it, apart from the Vendors and their concert parties, do not have any shareholding in Swank as at the date of this announcement.

6. INTENTION OF THE OFFEROR REGARDING THE SWANK GROUP

Business

Subsequent to Completion, the Offeror will initiate a detailed strategic review of the Swank Group's businesses. The Offeror will formulate business plans and strategies for the Swank Group with a view to consolidate Swank's overall group operations and enhancing the shareholder value of Swank. The Offeror also plans to set up the Trading Company, which will be a wholly-owned subsidiary of Swank, to enter into a new business providing agency services to the Nominee in relation to the sale of the Products to the Territory.

Directors and management

At present, Swank has 5 executive directors and 3 independent non-executive directors. It is intended that with effect from the earliest time permitted under (or pursuant to any dispensation from) the Takeovers Code or by the Executive, all of the directors of Swank will resign.

The Offeror expects that such persons as may be nominated by the Offeror will be appointed as executive directors of Swank with effect from the earliest time permitted under (or pursuant to any dispensation from) the Takeovers Code or by the Executive. The new directors, including independent non-executive directors, whom the Offeror intends to nominate to the board of directors of Swank, have not yet been determined. Such information will be disclosed when the information is available by way of an announcement.

Save as disclosed above and other than the proposed new agency business, the Offeror intends that Swank will continue with the existing business of the Swank Group and does not intend to propose or seek any major changes to the existing operations or management of the Swank Group by reason only of the Offer. Up to the date hereof, the Offeror does not have any intention of injecting any assets into the Swank Group. The Offeror confirms that any future asset injections into the Swank Group will be implemented in accordance with all applicable laws and regulations and the relevant provisions of the Listing Rules.

Maintaining the listing of Swank

It is the intention of the Offeror that the listing of the Shares on the Stock Exchange will be maintained. Accordingly, the Offeror and the new directors to be appointed to the board of directors of Swank will undertake to the Stock Exchange following Completion, to take

appropriate steps as soon as practicable following the close of the Offer to ensure that at least 25% of all the Shares (based on the market capitalisation of Swank as at the relevant time) (or such other percentage as the Listing Rules may stipulate from time to time) are held by the public at all times in accordance with Rule 8.08 of the Listing Rules.

The Stock Exchange has stated that if there is less than 25% of all the Shares in public hands following the close of the Offer, or the Stock Exchange believes that a false market exists or may exist in Shares or that there are insufficient Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in Shares until a level of sufficient public float is attained.

So long as Swank remains a listed company, the Stock Exchange will also closely monitor all future acquisitions or disposals of assets of Swank. Any acquisitions or disposals of assets by the Swank Group will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require Swank to issue an announcement and a circular to the shareholders of Swank irrespective of the size of any proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of Swank. The Stock Exchange also has the power to aggregate a series of acquisitions or disposals of Swank and any such transactions may result in Swank being treated as if it were a new listing applicant and subject to the requirements for new listing applicants as set out in the Listing Rules.

7. INFORMATION ON TIHL

The TIHL Group (excluding the Swank Group) is principally engaged in the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing. For the year ended 31 December 2003, the audited consolidated net profit of TIHL was approximately HK$11,698,000. For the year ended 31 December 2002, the audited consolidated net profit of TIHL was approximately HK62,847,000. As at 30 June 2004, the unaudited consolidated net assets of TIHL was approximately HK$718,699,000.

8. DESPATCH OF THE OFFER DOCUMENT

An independent board committee comprising the independent non-executive directors of Swank will be appointed to consider the Offer and Barits Securities (Hong Kong) Limited was appointed as the independent financial adviser to advise the independent board committee of Swank in respect of the terms of the Offer.

Pursuant to Rule 8.2 of the Takeovers Code, the Offer Document should be posted within 21 days of the date of this announcement. As the making of the Offer is conditional upon Completion, the Offer Document is, subject to the Executive's consent, expected to be despatched to the shareholders of Swank in accordance with the Takeovers Code within 7 days of fulfillment or waiver of the conditions of the Sale and Purchase Agreement.

9. POSSIBLE CONTINUING CONNECTED TRANSACTION

Upon Completion, the Trading Company, which will be a wholly-owned subsidiary of Swank, and the Nominee will enter into the Agency Agreement pursuant to which the Trading Company will provide agency services to the Nominee in relation to the sale of the Products to the Territory. With the establishment of the Trading Company engaging in the new agency business upon Completion, the directors of Swank believe that the Swank Group is able to leverage on Mr. Wang's considerable experience in international trade in relation to the Products and such new agency business to be conducted by the Trading Company will supplement the Swank Group's existing businesses.

The transactions contemplated under the Agency Agreement constitute continuing connected transactions for Swank upon Completion, which will be subject to approval of the Independent Shareholders.

Pursuant to the terms of the Agency Agreement, the fees payable by the Nominee to the Trading Company will be 3% of the invoiced amount of the Products sold by the Agent on behalf of the Nominee. The Agency Agreement will commence from the date of Completion and expire on 31 December 2007.

As the Trading Company will be wholly-owned by Swank and, upon Completion, the Offeror will be the controlling shareholder of Swank, the Nominee, being an associate of the Offeror, will become a connected person of Swank under the Listing Rules upon Completion. Transactions between the Offeror and the Swank Group therefore constitute continuing connected transaction for Swank under the Listing Rules and will be subject to reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The directors (including the independent non-executive directors) of Swank consider that the Continuing Connected Transaction will be entered into in the usual and ordinary course of businesses of the Swank Group, as the Swank Group seeks to leverage Mr. Wang's considerable experience in international trade in relation to the Products through the new agency business. They also consider the terms of the Continuing Connected Transaction have been negotiated and will be conducted on an arm's length basis between the Swank Group and the Offeror and the Continuing Connected Transaction is on normal commercial terms.

The directors (including the independent non-executive directors) of Swank are of the view that so far as the Independent Shareholders are concerned, the Continuing Connected Transaction and the terms of the Agency Agreement are fair and reasonable and in the best interests of the Swank Group and the shareholders of Swank as a whole.

The directors of Swank propose that the annual cap amounts of the agency fee to be received by the Trading Company under the Continuing Connected Transaction will be HK$10 million for the year ending 31 December 2005, HK$15 million for the year ending 31 December 2006 and HK$20 million for the year ending 31 December 2007. The above cap amounts have been determined with reference to the sales target, based on Mr. Wang's considerable international trading experience and the Offeror's goal of doubling the turnover of the new agency business in two years to further supplement Swank's existing businesses, to be generated by the Trading Company.

The Trading Company is to be headquartered in Hong Kong and will likely recruit several experienced staff. Mr. Li Wei, one of the directors of the Offeror with extensive international business experience, is expected to spend considerable amount of time in Hong Kong as one of the directors of the Trading Company.

Trading Business

The Trading Company will engage in the provision of agency services to promote the sale of the Products to customers in the Territory and to other territories as the Nominee and the Trading Company may agree from time to time as and when appropriate. The Trading Company is expected to leverage on Mr. Wang's considerable experience in international trade in relation to the Products and such new agency business will supplement the Swank Group's existing business.

The Nominee does not currently use any agency services. The directors of Swank are of the opinion that the agency service to be provided by the Trading Company will help to improve the Nominee's sale of the Products from China to customers in the Territory. There are also advantages for conducting such a business in Hong Kong due to the well established business and legal environment and availability of suitable sales and marketing employees.

10. RESUMPTION OF TRADING

At the request of Swank, the securities of Swank were suspended from trading on the Main Board of the Stock Exchange from 9:30 a.m. on 21 January 2005 pending release of this announcement. Swank has made an application for the resumption of trading in the securities of Swank on the Main Board of the Stock Exchange with effect from 9:30 a.m. on 19 April 2005.

At the request of TIHL, the securities of TIHL were suspended from trading on the Main Board of the Stock Exchange from 9:30 a.m. on 21 January 2005 pending release of this announcement. TIHL has made an application for the resumption of trading in the securities of TIHL on the Main Board of the Stock Exchange with effect from 9:30 a.m. on 19 April 2005.

11. GENERAL

The Swank Group is principally engaged in the design, manufacture and marketing of frames, sunglasses and lenses. Its production facilities are located in Dongguan and Shenzhen. Products of the Swank Group are mainly exported to the United States, Europe and Australia.

As at the date of this announcement, the executive directors of Swank comprises Mr. Yau Tak Wah, Paul, Ms. Louis Mei Po, Ms. Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Cheung Wah Hing and the independent non-executive directors of Swank comprises Mr. Hahn Ka Fai, Mark, Miss Shum Wai Ting, Rebecca and Mr. Wu Wang Li.

As at the date of this announcement, the executive directors of TIHL comprises Mr. Yau Tak Wah, Paul, Ms. Louis Mei Po, Ms. Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Tam Ping Wah and the independent non-executive directors of TIHL comprises Mr. Ng Wai Hung, Mr. Cheung Chung Leung Richard and Mr. Wu Wang Li.

An independent board committee comprising the independent non-executive directors of Swank will be appointed to consider the Offer, the Shareholders Agreement, the Agency Agreement and the Loan Restructuring Agreement (including the Promissory Note and the Guarantee), and Barits Securities (Hong Kong) Limited was appointed as the independent financial adviser to advise the independent board committee and the Independent Shareholders in respect of the terms of the Offer, the Shareholders Agreement, the Agency Agreement and the Loan Restructuring Agreement (including the Promissory Note and the Guarantee).

A circular containing, among other things, further details of the Offer, the Shareholders Agreement, the Agency Agreement, the Loan Restructuring Agreement (including the Promissory Note and the Guarantee), the recommendation of the independent board committee of Swank in respect of the Offer, the Shareholders Agreement, the Agency Agreement and the Loan Restructuring Agreement (including the Promissory Note and the Guarantee), the advice of its independent financial adviser in respect of the Offer, the Shareholders Agreement, the Agency Agreement and the Loan Restructuring Agreement (including the Promissory Note and the Guarantee) and the notice convening the EGM will be despatched to the shareholders of Swank as soon as practicable.

The Disposal and the Loan Restructuring Agreement constitute a major transaction for TIHL under Chapter 14 of the Listing Rules. A circular containing further details of the Disposal and the Loan Restructuring Agreement will be despatched to the shareholders of TIHL.

Shareholders of and potential investors in TIHL should note that the Sale and Purchase Agreement is conditional upon the fulfillment or waiver of certain conditions. Shareholders of and potential investors in TIHL should therefore exercise extreme caution when dealing in the securities of TIHL.

The Offer is a possibility only. Shareholders of and potential investors in Swank should therefore exercise extreme caution when dealing in its securities.

Definitions

"acting in concert"	the meaning ascribed to it in the Takeovers Code
"Agency Agreement"	the agency agreement to be entered into between the Nominee and the Trading Company upon Completion pursuant to which the Trading Company will be engaged by the Nominee to provide agency services for the Nominee for sale of the Products to the Territory

"associate"	the meaning ascribed to it in the Listing Rules
"Business Day"	a day (other than Saturday or Sunday) on which commercial banks are generally open in Hong Kong for normal business
"Completion"	completion of the Sale and Purchase Agreement, upon the transfer of Sale Shares to the Offeror
"Completion Date"	Date of Completion
"Continuing Connected Transaction"	the transaction contemplated under the Agency Agreement
"DBS Asia"	DBS Asia Capital Limited, a deemed licensed corporation under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to conduct types 1, 4, 6 and 9 of the regulated activities and the financial adviser to the Offeror
"Debt"	the loan in the principal amount of HK$163,000,000 due and owing by Swank to Probest under the Existing Promissory Note
"Deloitte"	Deloitte & Touche Corporate Finance Limited, a company which is deemed licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for the regulated activities of dealing in securities, advising on securities, advising on corporate finance and asset management, and the financial adviser to TIHL.
"Disposal"	disposal of the First Sale Shares by Probest pursuant to the Sale and Purchase Agreement
"Effective Date"	the date on which all the conditions to the Loan Restructuring Agreement shall have been fulfilled
"EGM"	the extraordinary general meeting of Swank to be convened for approving the Shareholders Agreement, the Loan Restructuring (including the Promissory Note and the Guarantee) and the Agency Agreement and the transactions contemplated thereunder
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Existing Promissory Note"	the promissory note dated 3 November 2003 issued by Swank in favour of Probest in the principal sum of HK$163,000,000 which is repayable by instalments, that is, as to HK$25,500,000 repayable on or before 1 June 2004, as to HK$62,500,000 repayable on or before 1 June 2005 and as to HK$75,000,000 repayable on or before 1 June 2006 (the instalment due on 1 June 2004 being in default)
"First Sale Shares"	1,437,396,440 Shares, representing approximately 46% of the issued share capital of the Company as at the date of this announcement
"Fortune Dynamic"	Fortune Dynamic Group Corp., a wholly owned subsidiary of TIHL
"Guarantee"	the guarantee to be executed by Swank in favour of Probest pursuant to the Loan Restructuring Agreement in respect of the liabilities of Profitown under the Promissory Note
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Independent Shareholders"	Shareholders of Swank other than Probest, Rich Global, Kingsway Lion, their respective associates and parties acting in concert with any of them
"Kingsway Group"	SW Kingsway and its subsidiaries
"Kingsway Lion"	Kingsway Lion Spur Technology Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of SW Kingsway
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Restructuring Agreement"	the conditional loan restructuring agreement dated 20 January 2005 as varied and supplemented by the supplemental loan restructuring agreement dated 13 April 2005 entered into between Probest, Swank and Profitown in relation to, inter alia, the restructuring of the Debt
"Long Stop Date"	the day falling on the numerically corresponding day in the sixth calendar month after the date of the Sale and Purchase Agreement, where such day is not a Business Day, it shall fall on the next succeeding Business Day or if there is no numerically corresponding day in the sixth calendar month after the date hereof, the first following Business Day
"Mr. Wang"	Mr. Wang An Kang (王安康), being the ultimate beneficial owner of the entire issued share capital of the Offeror
"Nominee"	an associate of the Offeror to be nominated by the Offeror to enter into the Agency Agreement with the Trading Company
"Offer"	the possible mandatory unconditional cash offer to be made by DBS Asia, on behalf of the Offeror, on the terms and subject to the conditions referred to in this announcement and to be set out in the Offer Document to acquire all the issued Shares at approximately HK$0.03 per Share (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it) that will be made following and subject to Completion
"Offer Document"	the document to be issued by or on behalf of the Offeror to the shareholders of Swank in accordance with the Takeovers Code containing, among other things, details of the Offer and the related acceptance and transfer forms
"Offeror"	China Time Investment Holdings Limited, a company incorporated in the British Virgin Islands with limited liability
"Option Agreement"	the option agreement dated 16 December 2003 entered into between Fortune Dynamic, TIHL and Rich Global whereby Fortune Dynamic agreed to grant to Rich Global an option to purchase 50% of the entire issued shares of Probest at the time of exercise of such option
"PRC"	People's Republic of China
"Probest"	Probest Holdings Inc., a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of TIHL
"Products"	chemical products including phosphorus and related products

"Profitown"	Profitown Investment Corporation, a company incorporated in the British Virgin Islands and held as to 70% by Swank and as to 30% by Probest
"Profitown/Swank Loan"	the shareholder's loans and any other monies (including interest) due and owing by Profitown to Swank on completion of the Sale and Purchase Agreement, which amounted to the principal sum of approximately HK$112,167,732 as at the date hereof
"Profitown Group"	Profitown and its subsidiaries
"Promissory Note"	the promissory note to be issued by Profitown in favour of Probest pursuant to the Loan Restructuring Agreement
"Remaining Debt"	the balance of the Debt in such principal sum as is equivalent to the Profitown/Swank Loan
"Rich Global"	Rich Global Investments Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of SW Kingsway
"Sale and Purchase Agreement"	the conditional agreement for the sale and purchase of the Sale Shares dated 20 January 2005 entered into between the Offeror, Probest, Rich Global, Kingsway Lion, TIHL and SW Kingsway
"Sale Shares"	the First Sale Shares, the Second Sale Shares and the Third Sale Shares
"Second Sale Shares"	156,283,205 Shares, representing approximately 5% of the issued share capital of Swank as at the date of this announcement
"SFC"	the Securities and Futures Commission of Hong Kong
"Shareholders Agreement"	the shareholders agreement to be entered into between Swank, Probest, TIHL and Profitown in respect of Profitown
"Share(s)"	share(s) of HK$0.01 each in the issued share capital of Swank
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	the supplemental agreement in relation to the Sale and Purchase Agreement dated 13 April 2005 entered into between the Offeror, Probest, Rich Global, Kingsway Lion, TIHL and SW Kingsway
"SW Kingsway"	SW Kingsway Capital Holdings Limited, a company incorporated in Bermuda and whose securities are listed on the Main Board of the Stock Exchange
"Swank"	Swank International Manufacturing Company Limited, a company incorporated in Hong Kong whose securities are listed on the Main Board of the Stock Exchange
"Swank Group"	Swank and its subsidiaries
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Territory"	Italy, Japan and Korea
"Third Sale Shares"	281,238,000 Shares, representing approximately 9% of the issued share capital of the Swank as at the date of this announcement

"TIHL"	Tomorrow International Holdings Limited, a company incorporated in Bermuda and whose securities are listed on the Main Board of the Stock Exchange
"TIHL Deed"	the deed of indemnity to be executed by Probest and TIHL in favour of the Offeror on Completion pursuant to the Sale and Purchase Agreement as referred to in the sub-section headed "TIHL Deed" above
"TIHL Group"	TIHL and its subsidiaries other than the Swank Group
"Trading Company"	a company to be established as a wholly-owned subsidiary of the Swank
"Vendors"	collectively, Probest, Kingsway Lion and Rich Global
"Warrantors"	collectively, TIHL and SW Kingsway

By order of the Board
TOMORROW INTERNATIONAL HOLDINGS LIMITED
Yan Tak Wah, Paul
Chairman

By order of the Board
SWANK INTERNATIONAL MANUFACTURING COMPANY LIMITED
Yan Tak Wah, Paul
Executive Director

By order of the Board
CHINA TIME INVESTMENT HOLDINGS LIMITED
Wang An Kang
Chairman

Hong Kong, 18 April 2005

All of the directors of Swank jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the TIHL Group and the Offeror) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the TIHL Group and the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those relating to the TIHL Group and the Offeror), the omission of which would make any statement in this announcement misleading.

All of the directors of TIHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Kingsway Group, the Swank Group and the Offeror) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Kingsway Group, the Swank Group and the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those relating to the Kingsway Group, the Swank Group and the Offeror), the omission of which would make any statement in this announcement misleading.

All of the directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Kingsway Group, the TIHL Group and the Swank Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Kingsway Group, the TIHL Group and the Swank Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those relating to the Kingsway Group, the TIHL Group and the Swank Group), the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in The Standard.

聯合公佈





Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：760)

Swank International Manufacturing Company Limited
恒光行實業有限公司
(於香港註冊成立之有限公司)
(股份代號：663)

China Time Investment Holdings Limited
(於英屬處女群島註冊成立之有限公司)

主要交易

特別交易及關連交易
可能進行之持續關連交易



新加坡發展亞洲融資有限公司
代表
China Time Investment Holdings Limited
就收購恒光行實業有限公司全部已發行股份
(China Time Investment Holdings Limited或
與其一致行動人士已擁有或同意將予收購之股份除外)
可能提出之強制性現金收購建議

China Time Investment Holdings Limited之財務顧問



新加坡發展亞洲融資有限公司

明日國際集團有限公司之財務顧問

Deloitte.
德勤

德勤企業財務顧問有限公司

恒光行之獨立董事委員會及獨立股東
之獨立財務顧問



倍利證券(香港)有限公司

可能提出之收購建議

二零零五年一月二十日，收購人與Probest、Rich Global、Kingsway Lion、明日國際及滙富簽訂買賣協議(經補充協議修訂)；據此，收購人有條件同意以43,121,893.20港元、4,688,496.15港元及8,437,140港元，分別向Probest、Rich Global及Kingsway Lion收購1,437,396,440股、156,283,205股及281,238,000股股份(即相等於每股股份0.03港元)，分別佔恒光行於本公佈日期之現有已發行股本約46%、5%及9%。相關銷售股份之購入價乃由Probest、Rich Global及Kingsway Lion各自與收購人經公平磋商後釐定。該協議須待若干條件獲達成或豁免後，方可完成。

完成時，收購人須根據收購守則第26條提出強制性現金收購建議，以收購全部已發行股份(收購人及與其一致行動人士已擁有者除外)。於及待完成後，新加坡發展亞洲將代表收購人按照本公佈所載及將載於收購建議文件之條款及條件提出強制性現金收購建議，以每股股份0.03港元收購全部已發行股份(收購人及與其一致行動人士已擁有者除外)。有關收購建議之條款載於下文「可能提出之現金收購建議」一節。

收購建議文件

根據收購守則第8.2條，收購建議文件應於本公佈日期起計21天內發出。由於收購建議須待完成後方可提出，故收購建議文件(待獲得執行理事同意後)預期將根據收購守則，於買賣協議之條件獲達成或豁免後起計七天內寄發予恒光行之股東。

特別交易及關連交易

二零零五年一月二十日，恒光行、Probest及Profitown同時簽訂有條件貸款重組協議。根據貸款重組協議之條款，待完成後，Profitown將向Probest發出承兌票據，作為恒光行於現有承兌票據下結欠Probest到期未償還貸款之豁免部份之代價，並免除恒光行於現有承兌票據下一切未來責任及負債。根據貸款重組協議之條款，恒光行亦將簽立擔保書，以擔保Profitown於承兌票據下有關利息支付之責任。

於完成時，恒光行、Probest、明日國際及Profitown將簽訂股東協議，協議之主要條款將包括董事會一致批准有關Profitown之重大事項、恒光行就其於Profitown之股份可行使之認沽期權，以及當Profitown之有形資產淨值出現一定程度之虧損（見下文「股東協議」分段）時由Probest向Profitown作出彌償。於完成時，Probest及明日國際同時將向收購人簽發明日國際契據。根據收購守則，股東協議及貸款重組協議將構成特別交易。

由於Probest為恒光行及Profitown各自之主要股東，因此根據上市規則為恒光行之關連人士，而股東協議項下擬進行之交易、貸款重組協議及擔保書根據上市規則將構成恒光行之關連交易。

可能進行之持續關連交易

貿易公司及代理人將於完成時簽訂代理協議，該協議將於完成日期起生效，於二零零七年十二月三十一日屆滿。根據代理協議之條款，貿易公司將就銷售產品到該地區向代理人提供代理服務，並按代理代表代理人售出產品之發票金額收取3%代理費。

由於貿易公司將由恒光行全資擁有，於完成時，收購人將成為恒光行之控股股東，而代理人（作為收購人之聯繫人）根據上市規則於完成時將成為恒光行之關連人士。代理人及恒光行集團之間的交易根據上市規則將構成恒光行之持續關連交易。

一般事項

由恒光行獨立非執行董事組成之獨立董事委員會將獲委任，以考慮收購建議、股東協議、貸款重組協議（包括擔保書及承兑票據）及代理協議；而倍利證券（香港）有限公司已獲委任為獨立財務顧問，負責就收購建議、股東協議、貸款重組協議（包括擔保書及承兑票據）及代理協議之條款向恒光行獨立股東委員會及獨立股東提供意見。

一份載有有關（其中包括）收購建議、股東協議、貸款重組協議（包括擔保書及承兑票據）及代理協議之進一步詳情，恒光行獨立董事委員會就收購建議、股東協議、貸款重組協議（包括擔保書及承兑票據）及代理協議所作出之推薦意見，其獨立財務顧問就收購建議、股東協議、貸款重組協議（包括擔保書及承兑票據）及代理協議所提供之意見之通函，連同召開股東特別大會之通告，將會寄發予恒光行之股東。

出售事項及貸款重組協議根據上市規則第14章構成明日國際之主要交易。一份載有有關出售事項及貸款重組協議進一步詳情之通函將會寄發予明日國際之股東。

明日國際之股東及有意投資者務請注意，買賣協議須待若干條件獲達成或豁免後方可作實。明日國際之股東及有意投資者於買賣明日國際證券時宜非常審慎。

恒光行之股東及有意投資者務請注意，提出收購建議僅屬一個可能發生之情況；因此，恒光行之股東及有意投資者於買賣恒光行證券時宜非常審慎。

恢復買賣

應恒光行之要求，恒光行之證券已於二零零五年一月二十一日上午九時三十分起暫停於聯交所主板買賣，以待刊發本公佈。恒光行已申請由二零零五年四月十九日上午九時三十分起恢復恒光行之證券於聯交所主板買賣。

應明日國際之要求，明日國際之證券已於二零零五年一月二十一日上午九時三十分起暫停於聯交所主板買賣，以待刊發本公佈。明日國際已申請由二零零五年四月十九日上午九時三十分起恢復明日國際之證券於聯交所主板買賣。

1. 買賣協議（經補充協議修訂）

日期

二零零五年一月二十日

訂約方

買方：收購人，一間於英屬處女群島註冊成立之公司，經明日國際董事作出一切合理查詢後所知、所悉及所信，其及其最終實益擁有人為獨立於明日國際或恒光行或彼等各自之關連人士（定義見上市規則）之第三方，且與彼等概無關連。收購人乃一間主要從事投資控股之公司。

賣方：
(a) Probest，明日國際之全資附屬公司，一間主要從事投資控股之公司；
(b) Rich Global，滙富之全資附屬公司，一間主要從事投資控股之公司；及
(c) Kingsway Lion，滙富之全資附屬公司，一間主要從事投資控股之公司。

保證人：
(a) 明日國際，一間於百慕達註冊成立之公司，其證券於聯交所主板上市（就Probest之責任而言）；及
(b) 滙富，一間於百慕達註冊成立之公司，其證券於聯交所主板上市（就Rich Global及Kingsway Lion之責任而言）。

銷售股份

(a) 第一批銷售股份，即1,437,396,440股股份，佔恒光行於本公佈日期之現有已發行股本約46%。完成後，Probest將持有156,202,790股股份，佔恒光行於本公佈日期之現有已發行股本約5%，而Probest已承諾不會就該等股份接納收購建議；

(b) 第二批銷售股份，即156,283,205股股份，佔恒光行於本公佈日期之現有已發行股本約5%。完成後，Rich Global將持有156,202,795股股份，佔恒光行於本公佈日期之現有已發行股本約5%，而Rich Global已承諾不會就該等股份接納收購建議；

(c) 第三批銷售股份，即281,238,000股股份，佔恒光行於本公佈日期之現有已發行股本約9%。完成後，Kingsway Lion將不會持有恒光行任何權益。

代價

(a) 第一批銷售股份之代價為現金43,121,893.20港元(即相等於每股股份0.03港元)，該代價乃由Probest及收購人參照第一批銷售股份之市價經公平磋商後釐定，並經Probest及收購人同意為一項商業決定；

(b) 第二批銷售股份之代價為現金4,688,496.15港元(即相等於每股股份0.03港元)，該代價乃由Rich Global及收購人參照第二批銷售股份之市價經公平磋商後釐定，並經Rich Global及收購人同意為一項商業決定；及

(c) 第三批銷售股份之代價為現金8,437,140港元(即相等於每股股份0.03港元)，該代價乃由Kingsway Lion及收購人參照第三批銷售股份之市價經公平磋商後釐定，並經Kingsway Lion及收購人同意為一項商業決定。

於上述所提及之代價中，收購人已於簽署買賣協議時支付3,000,000港元之首期按金予一名由(其中包括)收購人及賣方共同委聘之託管代理人(「託管代理人」)，餘額將由收購人於買賣協議日期起計90天內支付予託管代理人，並循以下方式發放：

(a) 於完成後六個月內，向Probest發放23,121,893.20港元；向Rich Global發放2,938,496.15港元；及向Kingsway Lion發放5,187,140港元；及

(b) 於完成後第一週年，向Probest發放餘額20,000,000港元；向Rich Global發放餘額1,750,000港元；及向Kingsway Lion發放餘額3,250,000港元。

向賣方支付及發放代價之有關日期乃經收購人及賣方協定為一項商業決定，並經計及收購人核實買賣協議中由賣方及保證人發出之保證所需之時間。

條件

買賣協議(經補充協議修訂)之完成須待達成以下條件(其中包括)：

(a) 賣方及保證人並無違反其於買賣協議所作出對恒光行集團整體而言為重大之保證；

(b) 賣方及保證人並無重大違反彼等於買賣協議項下之責任；

(c) (倘需要)獲執行理事同意股東協議及貸款重組協議屬於收購守則第25條項下之「特別交易」；

(d) 根據上市規則、收購守則、恒光行組織章程大綱及細則，以及法例之規定(在每個情況下)，獨立股東於股東大會上通過普通決議案，批准(i)代理協議及載於下文「可能進行之持續關連交易」一段之上限金額；(ii)股東協議及該協議項下擬進行之交易；(iii)貸款重組協議及該協議項下擬進行之交易；及(iv)擔保書；

(e) 股份現時之上市地位並無撤銷，股份於完成日期前繼續於聯交所進行買賣，惟於買賣協議日期起計任何不超過28個連續營業日(定義見上市規則)(經補充協議額外順延29個營業日)，即二零零五年四月十九日或前後(或訂約各方進一步以書面協定之其他較長時間)之暫停買賣除外；

(f) 於完成日期或之前並無收到聯交所或證監會示意因完成或有關買賣協議之條款而撤銷或反對股份之上市(或對其上市附帶條件)；

(g) Rich Global、Fortune Dynamic及明日國際於二零零五年一月二十日就Fortune Dynamic、明日國際及Rich Global於二零零三年十二月十六日所簽訂之期權協議(該期權協議已於明日國際及恒光行日期為二零零三年十二月二十九日作出之聯合公佈內公佈)所簽訂之有條件註銷協議持續有效，而所提供之證據使收購人合理滿意；

(h) (倘需要)根據上市規則、收購守則、明日國際組織章程大綱及細則，以及法例之規定(在每個情況下)，有權於股東大會上表決之明日國際股東通過決議案，批准買賣協議及該協議項下擬進行之交易，包括(i)股東協議及該協議項下擬進行之交易；(ii)貸款重組協議及該協議項下擬進行之交易；及(iii)所簽訂之擔保書及該擔保書項下擬進行之交易；及

(i) 恒光行及明日國際遵守一切有關買賣協議及該協議項下擬進行之交易之法律及監管規定(包括上市規則或聯交所之規定)。

買賣協議預期於達成(條件第(a)、(b)、(e)及(f)項除外，當其他所有條件獲履行或豁免時，該等條件仍須履行(除非獲豁免))或豁免(視乎情況而定)上述條件後第七個營業日完成(假設於最後交易日期前完成)。

收購人可於任何時間向賣方發出書面通知豁免上述全部或任何條件((c)、(d)及(f)項除外)。根據上市規則及收購守則，(d)項所述之獨立股東表決須以投票方式進行。

倘若上述任何條件未能於最後交易日期前獲達成或豁免，或(a)、(b)及(f)項條件於其他一切條件獲達成或豁免時未能繼續達成，或本公佈未能於買賣協議日期起計任何不超過28個連續營業日(定義見上市規則)(經補充協議額外順延29個營業日)，即二零零五年四月十九日或前後(或訂約各方進一步以書面協定之其他較長時間)內符合聯交所及證監會之要求，則買賣協議須予終止，再無任何效力。

明日國際之控股股東Winspark Venture Limited已向收購人承諾投票贊成上述(h)項所提及之決議案，除非聯交所或監證會規定及指示其須放棄投票或須投票或以其他任何形式投票反對有關決議案或其中一項。

出售之理由

明日國際集團(不包括恒光行集團)主要從事設計、開發、製造及銷售電子產品、製造及銷售印刷線路板、買賣及分銷電子配件及部件、買賣上市股票投資,以及提供貸款融資。恒光行集團主要從事設計、製造及推廣鏡框、太陽鏡及鏡片。恒光行截至二零零二年十二月三十一日止年度之經審核綜合除税及未計少數股東權益前純利及除税及未計少數股東權益後純利分別約為10,763,000港元及約為10,141,000港元。恒光行截至二零零三年十二月三十一日止年度之經審核綜合除税及未計少數股東權益前虧損淨額及除税及未計少數股東權益後虧損分別約為8,401,000港元及約為7,054,000港元。恒光行截至二零零四年六月三十日止六個月之未經審核綜合除税及未計少數股東權益前虧損淨額及除税及未計少數股東權益後虧損淨額分別約為802,000港元及約為1,844,000港元。恒光行於二零零四年六月三十日之未經審核綜合負債淨額合共約61,815,000港元。

如明日國際與恒光行於二零零三年十二月二十九日作出之聯合公佈所述,經出售明日國際集團於恒光行之19%權益後,明日國際董事認為簽訂買賣協議將為明日國際集團提供機會進一步變現其於恒光行之投資。待完成出售事項後,恒光行將不再是Probest或明日國際之附屬公司。明日國際董事相信,出售事項(包括股東協議及明日國際契據之條款)及貸款重組協議(出售事項之部份及分份)之條款屬公平合理,並符合明日國際股東之整體利益。

由於恒光行現為一間淨負債公司,其賬面值於明日國際之資產負債表上為零,故待完成出售事項及有條件貸款重組協議後,明日國際集團將變現約43,000,000港元收益。出售事項所得款項約43,000,000港元將由明日國際集團用作一般營運資金。

上市規則之含意

出售事項根據上市規則第14章構成明日國際一項主要交易。按上市規則第14.44條所許可,倘明日國際就批准出售事項召開會議,並無股東須放棄投票,而由於Winspark Venture Limited(即明日國際控股股東,於本公佈日期持有明日國際已發行股本約58%)於出售事項中並無任何重大利益(惟其於明日國際之持股量除外),而且其已就買賣協議及該協議項下擬進行之交易發出同意書,故此明日國際股東毋須就此召開會議,而有關條件於本公佈日期已獲達成。

明日國際之控股股東

於本公佈日期,明日國際之控股股東如下:

股東名稱	身份	股份數目	持股百分比
Winspark Venture Limited	實益擁有人(*附註*)	165,835,963	58.0

附註:Winspark Venture Limited全部已發行股本由陳遠明先生實益擁有。

2. 貸款重組協議

二零零五年一月二十日,Probest、恒光行及Profitown簽訂有條件貸款重組協議。貸款重組協議根據收購守則第25條構成一項特別交易,並須獲得執行理事同意方可作實。

貸款重組協議之主要條款

根據貸款重組協議:

1. Probest有條件同意豁免超過及高出餘下債務之未償還債務之本金、二零零三年十一月五日至買賣協議日期(包括該日)期間債務之利息及逾期利息合共約12,669,995港元,以及直至生效日期(包括該日)有關債務應計之任何額外利息。按於本公佈日期債務金額及Profitown/恒光行貸款約112,167,732港元計算,將予豁免之債務本金金額、利息及逾期利息合共約為66,270,000港元;
2. 現有承兑票據將於生效日期開始予以註銷;
3. Profitown將向Probest發行並交付承兑票據,作為恒光行承諾於生效日期豁免總額相等餘下債務(於本公佈日期為112,167,732港元)之Profitown/恒光行貸款之代價。因此,於生效日期獲豁免後,Profitown/恒光行貸款再無任何未償還款項;
4. 恒光行將向Probest簽訂擔保書。

以下圖表顯示債務、餘下債務及Profitown／恒光行貸款間之關係：



明日國際
100%
Probest
現有承兌票據項下之債務
於完成前51%及於完成後5%
30%
承兌票據項下之餘下債務
恒光行
70%
Profitown／恒光行貸款
Profitown

承兌票據之主要條款

本金額	：	相等於餘下債務之金額，按本公佈日期Profitown／恒光行貸款之未償還金額計算，約為112,167,732港元
到期日	：	於發行承兌票據日期起計30個月後之日一次性支付
利息	：	香港上海滙豐銀行有限公司不時所報港元最優惠利率加1厘，乃根據現行市場利率釐定，並相等於現有承兌票據之利率，每季於季末支付一次
抵押	：	承兌票據並無抵押，收購人或與其任何一致行動人士或其他人士不作擔保（除恒光行將發出之擔保書外）
其他條款	：	倘發行承兌票據後任何時間出現以下情況，承兌票據項下一切應付金額將成為即時到期而應予支付，該等情況包括：

(a) 收購人於恒光行之總持股量降至少於51%；

(b) 誠如買賣協議所披露，由王先生、趙俊先生及李偉先生組成之收購人董事會出現任何重大變動；

(c) 倘王先生不再是收購人最少75%股權之合法及實益擁有人；或

(d) 恒光行不再於聯交所上市。

與恒光行日期為二零零三年九月三十日之通函所載之現有承兌票據項下之債務一樣，明日國際及恒光行之董事預期，承兌票據將由Profitown於其附屬公司及聯繫人之經營業務中所得之內部資源撥付。倘若Profitown之內部資源不足以償還承兌票據項下之利息及本金，則Profitown董事會將考慮進行其他集資方法。

貸款重組協議之條件

貸款重組協議將於下列所有條件獲達成之生效日期起生效：

(a) 恒光行之獨立股東（倘聯交所及收購守則規定，Probest、其聯繫人，及／或與其一致行動人士除外）於股東特別大會上通過普通決議案，批准貸款重組協議及該協議項下擬進行之交易（包括發行承兌票據及發出擔保書）；

(b) （倘需要）明日國際股東於明日國際之股東特別大會上通過普通決議案，批准貸款重組協議及該協議項下擬進行之交易；

(c) 恒光行根據上市規則之規定就貸款重組協議及該協議項下擬進行之交易取得其他所有同意及完成其他所有事宜，或（視乎情況而定）獲聯交所授出豁免毋須遵守上述該等規則；

(d) 明日國際根據上市規則之規定就貸款重組協議及該協議項下擬進行之交易取得其他所有同意及完成其他所有事宜（如有），或（視乎情況而定）獲聯交所授出豁免毋須遵守上述該等規則；

(e) 買賣協議成為無條件，並根據該協議之條款完成（除該協議內規定貸款重組協議成為無條件之任何條件外）；及

(f) Probest收到Profitown妥為簽立並蓋上其公章之承兌票據，以及由恒光行妥為簽立並蓋上其公章之擔保書。

倘上述任何條件未能於二零零五年七月三十一日或之前全部獲達成，除非Probest批准延期，否則貸款重組協議不再生效且無任何效力，惟有關先前之違約事項除外。

貸款重組協議成為無條件乃完成之先決條件之一，因此貸款重組協議為出售事項之部份及分份。故此，明日國際董事相信，出售事項之條款及貸款重組協議成為無條件（完成之先決條件之一）屬公平合理，並符合明日國際股東之整體利益。

根據擔保書，恒光行將向Probest承諾，倘及於Profitown以任何理由欠繳承兑票據項下之到期本金額，則恒光行將應Probest之要求無條件支付及清償Profitown於承兑票據項下就該欠繳及其後須支付之所有利息。恒光行於擔保書項下之責任為無抵押，收購人或與其任何一致行動人士或其他任何人士亦不作擔保。倘下文標題為「股東協議」一節所提述之認沽期權獲行使，而認沽期權項下擬進行之交易亦經已完成，則擔保書將不再有效。

3. 其他協議

股東協議

股東協議根據收購守則第25條構成一項特別交易，並須獲得執行理事同意方可。於完成前及緊隨完成後，Profitown將分別由Probest及恒光行各持有30%及70%股權，有關持股量圖表見下文。完成時，恒光行、Probest、明日國際及Profitown將簽訂股東協議，以規管Profitown集團之管理。

完成前



明日國際
(保證人)
滙富
(保證人)
100%*
100%
100%
Probest
Rich Global
Kingsway Lion
公眾人士
張華慶先生**
51%
10%
9%
29.99%
0.01%
30%
恒光行
70%
Profitown集團
設計，製造及推廣鏡框、
太陽鏡及鏡片

* 明日國際持有Fortune Dynamic 100%股權，因而為持有Probest 100%股權

** 張華慶先生為恒光行董事

完成後



明日國際
滙富
100%*
100%
Probest
Rich Global
收購人
公眾人士
張華慶先生**
5%
5%
60%
29.99%
0.01%
30%
恒光行
70%
Profitown集團
設計、製造及推廣鏡框、
太陽鏡及鏡片

* 明日國際持有Fortune Dynamic 100%股權，因而為持有Probest 100%股權

** 張華慶先生為恒光行董事

股東協議之主要條款如下：

(1) 於完成起計30個月期間內，有關Profitown（一間投資控股公司，持有恒光行主要營運附屬公司）之重大事項須獲得Profitown董事會（董事分別由Probest及恒光行提名，恒光行有權委任Profitown之四名董事，Probest有權委任Profitown兩名董事，任何時間最多六名董事在任。董事會主席須為Probest所委任之董事，惟於同票時無投票權。）一致批准，例如：

 (a) 批准賬目；

 (b) 削減或變動股本；

 (c) 發行股份或債券；

 (d) 提供任何擔保或彌償，以Profitown集團之利益除外；

(2) 恒光行將有權要求Probest或Probest促使之獨立第三方於完成日期起計30個月內任何時間行使認沽期權（「認沽期權」），以相等於Profitown於行使有關股份之認沽期權日期之有形資產淨值之價格購入其於Profitown中所有（而並非部份）股份，即Profitown全部已發行股份約70%，該買方將無償承擔恒光行於股東協議日期前所欠Profitown集團任何成員公司之負債；及

(3) 倘按Profitown於其最近經審核賬目中所採納相同基準及會計政策及準則釐定Profitown由完成日期起計30個月期間之有形資產淨值低於零，則Probest將按Profitown要求向Profitown彌償上述虧絀（倘該虧絀超過承兑票據之未償還本金額及應計利息）。

倘若出現以下情況，上文第(2)及第(3)段所提及之認沽期權及彌償將終止，而Probest毋須就此承擔額外責任：

(a) 收購人於恒光行之總持股量降至低於51%；

(b) 自買賣協議日期開始及如該協議所披露之收購人董事會出現過半數董事變動；或

(c) 王先生不再是收購人最少75%股權之合法及實益擁有人。

除上述者外，股東協議項下並無任何有關恒光行行使認沽期權之先決條件。認沽期權及其行使價乃由Probest及恒光行經公平磋商協定為股東協議條款之部份。截至本公佈日期，恒光行董事並未就認沽期權之行使情況作出任何決定。

有關Profitown集團之資料

Profitown集團主要從事設計、製造及推廣鏡框、太陽鏡及鏡片。Profitown由恒光行及Probest分別擁有70%及30%股權，為恒光行主要附屬公司之一。載有Profitown集團截至二零零四年十二月三十一日止兩個財政年度財務資料之會計師報告，將載入有關收購建議、股東協議、貸款重組協議及代理協議而寄發予恒光行股東之通函。

明日國際契據

於完成時，Probest及明日國際將為收購人簽立明日國際契據。根據明日國際契據之條款，倘若由於Profitown集團任何事件或一連串事件，或任何有關Profitown之狀況或任何狀況變動（包括導致恒光行無法遵守上市規則第13.24條之任何變動），或Profitown集團任何成員公司作出之行動、契據或遺漏，致使(i)股份於聯交所之上市地位於本公佈日期後30個月期間（「有關期間」）被撤銷；或(ii)股份於有關期間暫停於聯交所買賣，而股份於聯交所之上市地位繼而被撤銷；或(iii)恒光行於有關期間被聯交所納入除牌程序，而股份於聯交所之上市地位於有關期間或之後被撤銷（在每一種情況下），則Probest須向收購人作出彌償，於恒光行因上述事項而終止於聯交所上市後應要求支付予收購人56,247,530港元。明日國際須作為明日國際契據項下Probest責任之擔保人。明日國際契據並無要求收購人將其於恒光行之權益歸還明日國際。

倘出現以下情況，Probest及明日國際再毋須負有上述彌償責任：

(a) 收購人於恒光行之總持股量降至低於51%；

(b) 自買賣協議日期開始及如該協議所披露之收購人董事會出現過半數董事變動；或

(c) 王先生不再是收購人最少75%股權之合法及實益擁有人。

上市規則及收購守則之含意

出售事項及貸款重組協議根據上市規則第14章構成明日國際之主要交易。待完成出售事項後，恒光行將不再是Probest或明日國際之附屬公司。按上市規則第14.44條所許可，由於在明日國際就批准出售事項召開會議時並無股東須放棄投票，而由於Winspark Venture Limited（即明日國際控股股東，於本公佈日期持有明日國際已發行股本約58%）於買賣協議及出售事項中並無任何利益（惟其於明日國際之持股量除外），而且其已就買賣協議及貸款重組協議發出同意書，故此明日國際股東毋須就此召開會議，而有關條件於本公佈日期已獲達成。

由於Probest分別為恒光行及Profitown之主要股東，因此明日國際及Probest根據上市規則為恒光行之關連人士。訂立股東協議及貸款重組協議（包括承兑票據及擔保書）根據上市規則第14A章分別構成恒光行之關連交易。股東協議及貸款重組協議根據收購守則第25條構成一項特別交易，須獲得執行理事同意。股東協議及貸款重組協議（包括承兑票據及擔保書）各自須獲獨立股東於股東大會上以投票方式批准。明日國際、滙富及彼等各自之聯繫人及關連人士將於股東特別大會上就有關決議案放棄投票。

期權協議

誠如明日國際及恒光行日期為二零零三年十二月二十九日之聯合公佈所公佈，於二零零三年十二月十六日，Fortune Dynamic及明日國際(作為Fortune Dynamic之保證人)與Rich Global簽訂一份期權協議。Fortune Dynamic、明日國際及Rich Global已於二零零五年一月二十日簽訂一份有條件註銷協議；據此規定買賣協議於最後交易日期起計十個營業日內完成後，該期權協議將於完成時註銷，而Fortune Dynamic須於Probest收到上文標題為「買賣協議」提及所支付代價之首期款項時支付合共2,000,000港元予Rich Global，作為註銷期權協議之代價。上述2,000,000港元之總額乃由Fortune Dynamic及Rich Global協定為一項商業決定。

4. 可能進行之現金收購建議

於及待完成後，收購人及與其一致行動人士將持有恒光行全部已發行股本約60%(假設恒光行之已發行股本與本公佈日期比較仍維持不變)。因此，收購人須根據收購守則第26條之規定對全部已發行股份(收購人及與其一致行動人士已擁有者除外)作出強制性無條件現金收購建議。於本公佈日期，恒光行並無擁有任何未行使之可換股證券、認股權證或購股權。

賣方、明日國際及滙富乃收購人之一致行動人士。收購建議將不會向Probest及Rich Global提出。全部銷售股份及收購股份將抵押予滙富集團。

除賣方及與彼等一致行動人士外，於本公佈日期，收購人或與其任何一致行動人士概無擁有任何股份或可兑換股份之任何其他證券，包括認股權證、購股權或認購權。於本公佈日期前六個月期間，除訂立買賣協議及一間公司(由滙富非執行董事高鑑泉先生控制。高先生並不知悉亦無參與該交易之任何部份)於二零零五年一月五日(沽出1,700,000股股份)及二零零五年一月六日(沽出800,000股股份)於場內以每股0.061港元之售價銷售合共2,500,000股股份外，收購人或任何與其一致行動人士並無買賣任何股份或可兑換股份之任何其他證券，包括認股權證、購股權或認購權。

恒光行之股東概無向收購人承諾接納收購建議。概無任何人士與收購人、恒光行或任何彼等各自之聯繫人(定義見收購守則)訂有收購守則第22條註釋8第三段所指之任何安排。收購建議在提出後將成為無條件。

收購建議之條款

待完成後，新加坡發展亞洲將代表收購人按下列基準提出收購建議，而收購建議將須受本公佈所述及於收購建議文件刊發時載於其中之條件及進一步條款所限：

每股股份 **現金0.03港元**

每股股份之收購價較：

(a) 股份於聯交所所報收市價每股股份0.063港元(即股份於二零零五年一月二十日(即股份於二零零五年一月二十一日暫停買賣前之最後交易日)在聯交所所報之收市價)折讓約52.4%；

(b) 股份於截至及包括二零零五年一月二十日(即股份於二零零五年一月二十一日暫停買賣前之最後交易日)前10個交易日在聯交所所報之平均收市價每股股份0.063港元折讓約52.4%。

鑑於恒光行於最近刊發之財務業績為淨負債財務狀況，每股股份之收購價與恒光行之資產淨值(「資產淨值」)之相關溢價／折讓並不適用。*

* *根據恒光行之二零零四年中期報告，恒光行於二零零三年十二月三十一日之經審核負債淨額為60,000,000港元，於二零零四年六月三十日之未經審核負債淨額則為61,800,000港元。恒光行截至二零零三年十二月三十一日止年度之經審核虧損淨額為7,100,000港元，而截至二零零四年首六個月之未經審核虧損淨額為1,800,000港元。*

收購建議乃以賣方與收購人於商業上同意之買賣協議之相同定價條款為基準。

於本公佈日期前六個月期間，股份於聯交所之最高收市價為0.07港元(於二零零四年十二月十五、十六及十七日以及二零零五年一月六日)及股份於聯交所之最低收市價為每股股份0.056港元(於二零零四年十一月十一日及二零零四年十一月二十二日兩天)。

於本公佈日期，已發行股份合共有3,124,862,734股。按現金收購價每股股份0.03港元計算，收購人對銷售股份估值為約56,000,000港元，及將收購建議(假設獲悉數接納，惟不包括Probest及Rich Global於緊隨完成後所保留及持有之股份)之成本估值為約28,000,000港元。

收購人已委任新加坡發展亞洲就收購建議向收購人提供意見，而新加坡發展亞洲接納收購人已具備足夠財政資源以應付全數接納收購建議所需。滙富金融服務有限公司已向收購人提供總額約51,000,000港元之融資服務，使其可完成購入銷售股份，並可全數接納收購建議。

印花税

就接納收購建議而應付之印花税為每1,000港元(或不足1,000港元之金額)1.00港元，該金額將由有關接納收購建議之每位恒光行股東支付。收購人將代表接納收購建議之恒光行接納股東支付該印花税金額，並自應付收購建議之股東之款項中扣除。

接納收購建議之影響

任何恒光行之股東接納收購建議，將被視為彼保證其根據收購建議出售之所有股份將不附帶任何留置權、押記、購股權、申索、衡平權益、相逆權利、第三方權利或任何形式之繁重負擔，並附有所有應計或附帶之權利，包括但不限於收取於完成日期或之後宣派、作出或派付之股息及分派(如有)之權利。

恒光行股權架構之變動

恒光行於完成之前及之後但於收購建議開始前之股權架構如下：

名稱	緊接完成前直接及間接持有之股份數目	佔全部已發行股份之概約百分比	緊隨完成後持有之股份數目	佔全部已發行股份之概約百分比
明日國際及與其一致行動人士	1,593,599,230	51	156,202,790	5
滙富及與其一致行動人士	593,724,000	19	156,202,795	5
收購人及與其一致行動人士	–	–	1,874,917,645	60
張華慶(恒光行之董事)	358,400	0.01	358,400	0.01
公眾股東	937,181,104	29.99	937,181,104	29.99
總額	3,124,862,734	100	3,124,862,734	100

除訂立買賣協議及一間公司(由滙富非執行董事高鑑泉先生控制。高先生並不知悉亦無參與該交易之任何部份)於二零零五年一月五日(沽出1,700,000股股份)及二零零五年一月六日(沽出800,000股股份)於場內以每股0.061港元之售價銷售合共2,500,000股股份外，收購人或任何與其一致行動人士並無買賣任何股份或可兑換股份之任何其他證券，包括認股權證、購股權或認購權。

5. 收購人之資料

收購人為於二零零四年七月一日在英屬處女群島註冊成立之私人投資有限公司，並由王先生實益全資擁有。收購人之董事為王先生、趙俊先生及李偉先生。就明日國際董事經作出一切合理查詢後所知、所悉及所信，收購人、王先生、趙俊先生及李偉先生為與明日國際或恒光行或彼等各自之關連人士(定義見上市規則)概無關連之獨立第三者。

收購人自於二零零四年七月一日註冊成立以來，除訂立買賣協議及該協議項下擬進行之交易以外，概無進行任何業務。

王先生、趙俊先生及李偉先生各自之簡歷及背景載列如下：

王安康先生，41歲。自一九九零年起，王先生已透過產品之進入口業務從事磷業。一九九九年，彼重組多家面臨破產之國有企業為雲南南磷集團股份有限公司(「南磷」)，現為控股股東，持有南磷51%以上之股權。南磷其餘兩名股東均為其董事。過去13年以來，南磷(包括其前身)已發展為一間縱向整合公司，從事產品之開發、製造及進入口業務。憑藉王先生在開發國際市場努力不懈，南磷已與歐洲、美洲、澳洲、日本及東南亞多個長線國際客戶建立良好關係。彼現為雲南縣工商局副主席、雲南海外聯誼會副主席及雲南縣進出口商會副會長。王先生為中國公民。

趙俊先生，42歲。趙先生於一九九三年加入Kunming Import & Export Corporation(南磷之前身)為副總經理，並為南磷之高級行政人員，於國際貿易方面有廣泛經驗。在趙先生之監督及指導下，南磷之運作已持續改善和改進。趙先生引領南磷步向統一化。即使工作繁重，彼仍堅持完成一年之工商管理碩士課程。趙先生為中國公民。

李偉先生，38歲。一九八八年，李偉先生為昆明Golden Dragon Hotel(一間港資酒店)之副總經理，於酒店管理方面累積廣泛經驗。二零零零年，李先生加入雲南鑫格集團擔任總經理一職，負責計劃及投資事宜。自二零零二年起，李先生一直擔任王先生之助理。彼於國際貿易管理方面擁有豐富經驗。李先生為中國公民。

於本公佈日期，收購人及與其一致行動人士(賣方及彼等之一致行動人士除外)概無於恒光行持有任何股權。

6. 收購人對恒光行集團之意向

業務

於完成後，收購人將對恒光行集團之業務作出詳盡策略性評估。收購人將為恒光行集團制訂業務計劃及策略，以鞏固恒光行之整體集團業務以及提升恒光行之股東價值。收購人亦計劃成立貿易公司(將為恒光行之全資附屬公司)，以建立新業務，就出售產品予該地區向代理人提供代理服務。

董事及管理層

目前，恒光行有五名執行董事及三名獨立非執行董事。現擬於收購守則或執行理事(或根據收購守則或執行理事之任何豁免)所許可下之最早日期起，恒光行所有董事將會辭任。

收購人預期該等可由收購人提名之人士將由收購守則或執行理事(或根據收購守則或執行理事之任何豁免)所許可下之最早日期起，獲委任為恒光行之執行董事。收購人擬提名為恒光行董事會之新董事(包括獨立非執行董事)人選尚未決定。有關資料將於具備時以公佈形式披露。

除上文所披露者及建議之新代理業務外，收購人擬讓恒光行繼續從事恒光行集團之現有業務，且無意僅因收購建議而建議或尋求任何有關恒光行集團現有業務或管理層之重大變動。截至本公佈日期，收購人無意向恒光行集團注入任何資產。收購人確認，未來若向恒光行集團注入資產，將根據所有適用法例及規例以及上市規則之有關條文進行。

維持恒光行之上市地位

收購人擬維持股份於聯交所之上市地位。因此，收購人及恒光行董事會之候任新董事將於完成後向聯交所承諾，根據上市規則第8.08條之規定，於收購建議結束後在切實可行情況下將盡快採取適當步驟，確保於任何時間在全部股份中，最少將有25%(按恒光行於有關時間之市值計算)(或上市規則不時訂定之其他百分比)由公眾持有。

聯交所表明，倘收購建議結束後公眾人士持有之股份總數少於25%，或倘聯交所相信股份出現或可能出現造市情況；或公眾人士持有之股份數目不足以維持有秩序之市場，則聯交所將考慮行使酌情權暫停股份之買賣，直至公眾持股量達到足夠水平為止。

只要恒光行仍為上市公司，聯交所亦將密切監察恒光行一切於日後進行之資產收購或出售事項。凡恒光行集團作出任何資產收購或出售事項，均受上市規則之條文所限制。根據上市規則，不論擬進行之交易之規模，尤其是當該項交易偏離恒光行之主要活動時，聯交所均可酌情要求恒光行刊發公佈及通函予恒光行股東。此外，聯交所亦有權彙集恒光行一連串之收購或出售事項，而該等交易有可能導致恒光行被視為新上市申請人，並須遵守上市規則所載新上市申請人之規定。

7. 明日國際之資料

明日國際集團(不包括恒光行集團)主要從事設計、開發、製造及銷售電子產品、製造及銷售印刷線路板、買賣及分銷電子配件及部件、買賣上市股票投資及提供貸款融資。截至二零零三年十二月三十一日止年度，明日國際之經審核綜合純利約為11,698,000港元。截至二零零二年十二月三十一日止年度，明日國際之經審核綜合純利約為62,847,000港元。於二零零四年六月三十日，明日國際之未經審核綜合資產淨值約為718,699,000港元。

8. 寄發收購建議文件

由恒光行之獨立非執行董事組成之獨立董事委員會將獲委任以考慮收購建議，而倍利證券(香港)有限公司將獲委聘為獨立財務顧問，以就收購建議之條款向恒光行之獨立董事委員會提供意見。

根據收購守則第8.2條，收購建議文件應於本公佈日期起計21天內發出。由於收購建議須待完成後方可提出，故收購建議文件(待獲得執行理事同意後)預期將根據收購守則，於買賣協議之條件獲達成或豁免後起計七天內寄發予恒光行之股東。

9. 可能進行之持續關連交易

於完成後，貿易公司(將為恒光行之全資附屬公司)及代理人將訂立代理協議，據此，貿易公司將就銷售產品予該地區向代理人提供代理服務。藉著於完成後成立貿易公司從事新代理業務，恒光行之董事相信，恒光行集團將可充份利用王先生於產品之國際貿易之豐富經驗，而將貿易公司經營之新代理業務將可輔助恒光行集團之現有業務。

代理協議項下擬進行之交易於完成時構成恒光行之持續關連交易，並須待獨立股東批准方可。

根據代理協議之條款，代理人應付予貿易公司之費用將為代理代表代理人銷售產品發票金額之3%。代理協議將於完成日期開始及至二零零七年十二月三十一日屆滿。

由於貿易公司將由恒光行全資擁有，於完成時，收購人將成為恒光行之控股股東，而代理人(作為收購人之聯繫人)根據上市規則於完成時將成為恒光行之關連人士。代理人及恒光行集團之間的交易根據上市規則將構成恒光行之持續關連交易，並將須遵守上市規則之報告、公佈及獨立股東批准等規定。

恒光行之董事(包括獨立非執行董事)認為，由於恒光行集團尋求透過新代理業務充份利用王先生於產品之國際貿易之豐富經驗，故持續關連交易將於恒光行集團之正常及一般業務過程中訂立。彼等亦認為，持續關連交易之條款已由恒光行集團及收購人按公平磋商基準進行磋商，彼等並將按同樣基準進行，而持續關連交易乃按一般商業條款進行。

恒光行之董事(包括獨立非執行董事)認為就獨立股東而言，持續關連交易及代理協議之條款乃公平合理，且符合恒光行集團及恒光行股東之整體最佳利益。

恒光行董事建議貿易公司根據持續關連交易收取之代理費之年度上限金額於截至二零零五年十二月三十一日止年度將為10,000,000港元、於截至二零零六年十二月三十一日止年度將為15,000,000港元及於截至二零零七年十二月三十一日止年度將為20,000,000港元。上述上限金額乃經參考將由貿易公司達成之銷售目標(憑藉王先生豐富之國際貿易經驗，以及按照收購人計劃在兩年內令新代理業務之營業額倍增以進一步補充恒光行現有業務之目標)而釐定。代理業務將成為恒光行之新業務及輔助恒光行集團之現有業務，按收購人之計劃此項業務將於完成後展開。

貿易公司將於香港設立總部，或會聘用數名經驗豐富之員工。預期李偉先生(為收購人其中一名董事，於國際業務方面具豐富經驗)會於香港逗留一段相當長之時間，擔任貿易公司其中一名董事之職務。

貿易業務

貿易公司之業務將為就向該地區及由代理人及貿易公司可能不時酌情協定之其他地區之客戶推廣銷售產品。貿易公司預期將充份利用王先生於產品之國際貿易之豐富經驗進行發展，而新代理業務將可輔助恒光行集團之現有業務。

代理人現時沒有使用任何代理服務。恒光行董事認為，貿易公司提供之代理服務將有助改善代理人向該地區客戶出售來自中國之產品。由於香港擁有完善之業務及法律環境，且具備合適之銷售及推廣人員，因此於香港進行該項業務亦具優勢。

10. 恢復買賣

應恒光行之要求，恒光行之證券已於二零零五年一月二十一日上午九時三十分起暫停於聯交所主板買賣，以待刊發本公佈。恒光行已申請由二零零五年四月十九日上午九時三十分起恢復恒光行之證券於聯交所主板之買賣。

應明日國際之要求，明日國際之證券已於二零零五年一月二十一日上午九時三十分起暫停於聯交所主板買賣，以待刊發本公佈。明日國際已申請由二零零五年四月十九日上午九時三十分起恢復明日國際之證券於聯交所主板之買賣。

11. 一般資料

恒光行集團主要從事計設、製造及推廣眼鏡框、太陽眼鏡及鏡片。其生產設施位於東莞及深圳。恒光行集團之產品主要出口到美國、歐洲及澳洲。

於本公佈日期，恒光行之執行董事包括邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及張華慶先生；而恒光行之獨立非執行董事包括韓家輝先生、沈蔚庭小姐及吳弘理先生。

於本公佈日期，明日國際之執行董事包括邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及譚炳華先生；而明日國際之獨立非執行董事則包括吳偉雄先生、張仲良先生及吳弘理先生。

由恒光行獨立非執行董事組成之獨立董事委員會將獲委任，以考慮收購建議、股東協議、代理協議及貸款重組協議(包括承兑票據及擔保書)；而倍利證券(香港)有限公司將獲委聘為獨立財務顧問，就收購建議、股東協議、代理協議及貸款重組協議(包括承兑票據及擔保書)向獨立董事委員會及獨立股東提供意見。

一份載有有關(其中包括)收購建議、股東協議、代理協議及貸款重組協議(包括新承兑票據及擔保書)之進一步詳情，恒光行獨立董事委員會就收購建議、股東協議、代理協議及貸款重組協議(包括擔保書及承兑票據)所作出之推薦意見，其獨立財務顧問就收購建議、股東協議、代理協議及貸款重組協議(包括承兑票據及擔保書)所提供之意見之通函，連同召開股東特別大會之通告，將在切實可行情況下盡快寄發予恒光行之股東。

出售事項及貸款重組協議根據上市規則第14章構成明日國際之主要交易。一份載有有關出售事項及貸款重組協議進一步詳情之通函將會寄發予明日國際之股東。

明日國際之股東及有意投資者務請注意，買賣協議須待若干條件獲達成或豁免後方可作實。明日國際之股東及有意投資者於買賣明日國際證券時宜非常審慎。

提出收購建議僅屬一個可能發生之情況；因此，恒光行之股東及有意投資者於買賣恒光行證券時宜非常審慎。

釋義

「一致行動」	指	具有收購守則所賦予之涵義
「代理協議」	指	由代理人與貿易公司於完成後訂立之代理協議，據此，貿易公司將獲代理人委聘就銷售產品到該地區向代理人提供代理服務
「聯繫人」	指	具有上市規則所賦予之涵義
「營業日」	指	香港商業銀行之一般營業日子(不包括星期六和星期日)
「完成」	指	向收購人轉讓銷售股份後完成買賣協議
「完成日期」	指	完成之日期
「持續關連交易」	指	代理協議項下擬進行之交易
「新加坡發展亞洲」	指	新加坡發展亞洲融資有限公司，根據證券及期貨條例(香港法例第571章)被視為從事第1、4、6及9類受規管活動之持牌法團，亦為收購人之財務顧問
「債務」	指	根據現有承兑票據，恒光行結欠Probest而尚未償還之貸款本金額163,000,000港元
「德勤」	指	德勤企業財務顧問有限公司；根據證券及期貨條例(香港法例第571章)被視為從事受規管活動(包括證券交易，以及就證券、企業融資及資產管理提供意見)之持牌公司，亦為明日國際之財務顧問
「出售事項」	指	Probest根據買賣協議出售第一批銷售股份
「生效日期」	指	貸款重組協議內所有條件獲履行之日期
「股東特別大會」	指	即將召開之恒光行股東特別大會，以批准股東協議、貸款重組協議(包括承兑票據及擔保書)以及代理協議及上述協議項下擬進行之交易
「執行理事」	指	證監會企業融資部執行董事或其任何代表
「現有承兑票據」	指	恒光行於二零零三年十一月三日向Probest發出本金總額163,000,000港元之承兑票據，可分期償還，即於二零零四年六月一日或之前償還25,500,000港元、於二零零五年六月一日或之前償還62,500,000港元，以及於二零零六年六月一日或之前償還75,000,000港元(二零零四年六月一日到期之分期付款尚未償還)

「第一批銷售股份」	指	1,437,396,440股股份，於本公佈日期約佔有關公司已發行股本46%
「Fortune Dynamic」	指	Fortune Dynamic Group Corp.，為明日國際之全資附屬公司
「擔保書」	指	恒光行將根據貸款重組協議，就承兑票據項下Profitown之負債向Probest開出之擔保書
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「獨立股東」	指	恒光行股東(Probest、Rich Global、Kingsway Lion、彼等各自之聯繫人及與彼等任何一方之一致行動人士除外)
「滙富集團」	指	滙富及其附屬公司
「Kingsway Lion」	指	Kingsway Lion Spur Technology Limited，一間於英屬處女群島註冊成立之公司，為滙富之全資附屬公司
「上市規則」	指	聯交所證券上市規則
「貸款重組協議」	指	由Probest、恒光行及Profitown就(其中包括)重組債務而訂立日期為二零零五年一月二十日之有條件貸款重組協議(經日期為二零零五年四月十三日之補充貸款重組協議作出修訂及補充)
「最後交易日期」	指	買賣協議日期後第六個曆月之同一日，倘該日並非營業日，則為下一個營業日，或倘買賣協議日期後第六個曆月並無該同一日，則為下一個營業日
「王先生」	指	王安康先生，為收購人全部已發行股本之最終實益擁有人
「代理人」	指	將由收購人提名與貿易公司訂立代理協議之收購人之聯繫人
「收購建議」	指	待完成後，新加坡發展亞洲按本公佈所指及收購建議文件所載之條款及條件代表收購人提出之可能強制性無條件現金收購建議，以按每股約0.03港元之價格收購全部已發行股份(收購人及與其一致行動人士已擁有或同意收購者除外)
「收購建議文件」	指	根據收購守則將由收購人或其代表向恒光行股東發出之文件，其中載有收購建議詳情及有關接納與轉讓表格
「收購人」	指	China Time Investment Holdings Limited，一間於英屬處女群島註冊成立之有限公司
「期權協議」	指	由Fortune Dynamic、明日國際及Rich Global於二零零三年十二月十六日訂立之期權協議，據此Fortune Dynamic同意授予Rich Global期權，於行使該項期權時可購買Probest全部已發行股份之50%
「中國」	指	中華人民共和國
「Probest」	指	Probest Holdings Inc.，一間於英屬處女群島註冊成立之公司，為明日國際之全資附屬公司
「產品」	指	包括磷及相關產品之化學產品
「Profitown」	指	Profitown Investment Corporation，一間於英屬處女群島註冊成立之公司，分別由恒光行及Probest擁有70%及30%權益
「Profitown／恒光行貸款」	指	買賣協議完成後，Profitown結欠恒光行而尚未償還之股東貸款及任何其他款項(包括利息)，截至本公佈日期之本金總額約為112,167,732港元
「Profitown集團」	指	Profitown及其附屬公司
「承兑票據」	指	將由Profitown根據貸款重組協議向Probest發出之承兑票據
「餘下債務」	指	債務之結餘，本金額相等於Profitown／恒光行貸款
「Rich Global」	指	Rich Global Investments Limited，一間於英屬處女群島註冊成立之公司，為滙富之全資附屬公司
「買賣協議」	指	由收購人、Probest、Rich Global、Kingsway Lion、明日國際及滙富於二零零五年一月二十日就買賣銷售股份而訂立之有條件協議
「銷售股份」	指	第一批銷售股份、第二批銷售股份及第三批銷售股份
「第二批銷售股份」	指	156,283,205股股份，於本公佈日期約佔恒光行已發行股本5%
「證監會」	指	香港證券及期貨事務監察委員會
「股東協議」	指	由恒光行、Probest、明日國際及Profitown就Profitown而訂立之股東協議

「股份」	指	恒光行已發行股本中每股面值0.01港元之股份
「聯交所」	指	香港聯合交易所有限公司
「補充協議」	指	由收購人、Probest、Rich Global、Kingsway Lion、明日國際及滙富就日期為二零零五年四月十三日之買賣協議而訂立之補充協議
「滙富」	指	滙富金融控股有限公司，一間於百慕達註冊成立之公司，其證券於聯交所主板上市
「恒光行」	指	恒光行實業有限公司，一間於香港註冊成立之有限公司，其證券於聯交所主板上市
「恒光行集團」	指	恒光行及其附屬公司
「收購守則」	指	香港公司收購及合併守則
「該地區」	指	意大利、日本及韓國
「第三批銷售股份」	指	281,238,000股股份，於本公佈日期約佔恒光行已發行股本9%
「明日國際」	指	明日國際集團有限公司，一間於百慕達註冊成立之公司，其證券於聯交所主板上市
「明日國際契據」	指	將由Probest及明日國際根據上文「明日國際契據」分節所述之買賣協議於完成後向收購人開出之賠償保證契據
「明日國際集團」	指	明日國際及其附屬公司(恒光行集團除外)
「貿易公司」	指	將成立之一間公司，為恒光行之全資附屬公司
「賣方」	指	Probest、Kingsway Lion及Rich Global之統稱
「保證人」	指	明日國際及滙富之統稱

承董事會命	承董事會命	承董事會命
明日國際集團有限公司	**恒光行實業有限公司**	**China Time Investment Holdings Limited**
主席	*執行董事*	*主席*
邱德華	**邱德華**	**王安康**

香港，二零零五年四月十八日

恒光行全體董事就本公佈所載資料(有關明日國際集團及收購人資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見(明日國際集團及收購人所表達者除外)乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實(有關明日國際集團及收購人資料除外)，以致本公佈之內容有所誤導。

明日國際全體董事就本公佈所載資料(有關滙富集團、恒光行集團及收購人資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見(滙富集團、恒光行集團及收購人所表達者除外)乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實(有關滙富集團、恒光行集團及收購人資料除外)，以致本公佈之內容有所誤導。

收購人全體董事就本公佈所載資料(有關滙富集團、明日國際集團及恒光行集團資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見(滙富集團、明日國際集團及恒光行集團所表達者除外)乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實(有關滙富集團、明日國際集團及恒光行集團資料除外)，以致本公佈之內容有所誤導。

請同時參閱本公佈於經濟日報刊登的內容。



Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 0760)

CHANGE OF AUDITORS

The board of directors (the "Board") of Tomorrow International Holdings Limited (the "Company") announces that Messrs. Ernst & Young and the Company could not arrive at a consensus on the audit fee for the year ended 31 December 2004. Consequently, Messrs. Ernst & Young resigned as auditors of the Company and its subsidiaries on their own accord with effect from 17 December 2004. Messrs Ernst & Young confirmed in its notice of resignation dated 17 December 2004 that there are no circumstances which should be brought to the attention of the members or creditors of the Company and its subsidiaries.

The Board hereby announces that CCIF CPA Limited has been appointed to fill the casual vacancy in the office of auditors with effect from 22 December 2004 until the conclusion of the next annual general meeting.

By Order of the Board
Ma Wing Kuen Ricky
Company Secretary

Hong Kong, 23 December 2004

As at the date of this announcement, the Board of the Company comprises Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Tam Ping Wah as Executive Directors and Mr. Ng Wai Hung, Mr. Cheung Chung Leung Richard and Mr. Wu Wang Li as Independent Non-executive Directors.

Please also refer to the published version of this announcement in The Standard dated 24 December 2004.



Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：0760)

更換核數師

明日國際集團有限公司（「本公司」）董事會（「董事會」）宣佈，安永會計師事務所及本公司無法就截至二零零四年十二月三十一日止年度之核數費用達成共識。因此，安永會計師事務所自願辭任本公司及其附屬公司之核數師，由二零零四年十二月十七日起生效。安永會計師事務所於二零零四年十二月十七日發出之辭任通告內確認，概無任何情況須本公司及其附屬公司之股東及債權人加以關注。

董事會謹此宣佈，陳葉馮會計師事務所有限公司已獲委任為替任核數師，任期由二零零四年十二月二十二日起至下屆股東週年大會結束止。

承董事會命
公司秘書
馬永權

香港，二零零四年十二月二十三日

於本公佈日期，本公司之董事會由邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生和譚炳華先生為執行董事，及吳偉雄先生、張仲良先生和吳弘理先生為獨立非執行董事組成。

請同時參閱本公佈於經濟日報二零零四年十二月二十四日刊登的內容。



Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code :0760)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce that Mr. Wu Wang Li ("Mr. Wu") is appointed as an independent non-executive director of the Company with effect from 27th September 2004 for a period of one year. Mr. Wu will also join the audit committee of the Board on the same date.

Mr. Wu, aged 30, has over 8 years of experience in the auditing and accounting profession and consulting services. He is a director of GK Asia Capital Limited and is admitted to the status of Certified Practising Accountant of CPA Australia. He is also appointed as an independent non-executive director of Swank International Manufacturing Company Limited.

Mr. Wu will enter into a service contract with the Company for acting as the Company's independent non-executive director. Mr. Wu will be entitled to receive an annual director's fee of HK$120,000, which has been approved by the Board and which is subject to review by the Board each year, and he will be subject to the retirement by rotation and re-election of directors of the Company in accordance with the requirements contained in the Bye-laws of the Company.

As at the date of this announcement, within the meaning of Part XV of the Securitie and Futures Ordinance, Mr. Wu does not have, and is not deemed to have, any interes or short positions in any shares, underlying shares or debentures of the Company ar or its associated corporations.

Save as disclosed in this announcement, Mr. Wu is not connected with any direct chief executives, substantial shareholders or controlling shareholders (as defined ir Rules Governing the Listing of Securities on The Stock Exchange of Hong K Limited) of the Company.

Tomorrow International Holdings Limited
28-9-2004



Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code :0760)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce that Mr. Wu Wang Li ("Mr. Wu") is appointed as an independent non-executive director of the Company with effect from 27th September 2004 for a period of one year. Mr. Wu will also join the audit committee of the Board on the same date.

Mr. Wu, aged 30, has over 8 years of experience in the auditing and accounting profession and consulting services. He is a director of GK Asia Capital Limited and is admitted to the status of Certified Practising Accountant of CPA Australia. He is also appointed as an independent non-executive director of Swank International Manufacturing Company Limited.

Mr. Wu will enter into a service contract with the Company for acting as the Company's independent non-executive director. Mr. Wu will be entitled to receive an annual director's fee of HK$120,000, which has been approved by the Board and which is subject to review by the Board each year, and he will be subject to the retirement by rotation and re-election of directors of the Company in accordance with the requirements contained in the Bye-laws of the Company.

As at the date of this announcement, within the meaning of Part XV of the Securities and Futures Ordinance, Mr. Wu does not have, and is not deemed to have, any interests or short positions in any shares, underlying shares or debentures of the Company and/ or its associated corporations.

Save as disclosed in this announcement, Mr. Wu is not connected with any directors, chief executives, substantial shareholders or controlling shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the Company.

The directors of the Company would like to welcome Mr. Wu to the Board.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 27th September 2004

As at the date of this announcement, the Board of the Company comprises Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene, Mr. Tam Wing Kin and Tam Ping Wah as Executive Directors and Mr. Ng Wai Hung, Mr. Cheung Chung Leung Richard and Mr. Wu Wang Li as Independent Non-executive Directors.

Please also refer to the published version of this announcement in The Standard dated 28 September 2004.



Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：0760)

委任獨立非執行董事

明日國際集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈，吳弘理先生(「吳先生」)獲委任為本公司之獨立非執行董事，為期一年，由二零零四年九月二十七日起生效。吳先生亦將於同日加入董事會之審核委員會。

吳先生，現年三十歲，於審核及會計專業及顧問服務方面擁有逾8年經驗。彼為高富亞洲企業融資有限公司之董事及澳洲會計師公會認可之執業會計師，吳先生同時獲委任為恒光行實業有限公司之獨立非執行董事。

吳先生將與本公司訂立服務合約，擔任本公司之獨立非執行董事。吳先生將有權收取年度董事袍金120,000港元，有關袍金已獲董事會批准，並須每年經董事會檢討，而根據本公司細則所載之規定，彼須輪席告退並膺選連任。

於本公佈日期，按證券及期貨條例第XV部之涵義，吳先生並無及亦無被視為於本公司及／或其相聯法團之任何股份、相關股份或債券中擁有任何權益或短倉。

除本公佈所披露者外，吳先生與本公司之任何董事、主要行政人員、主要股東或控股股東(定義見香港聯合交易所有限公司證券上市規則)概無關連。

本公司董事謹此歡迎吳先生加入董事會。

承董事會命
主席
邱德華

香港，二零零四年九月二十七日

於本公佈日期，本公司之董事會由邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生和譚炳華先生為執行董事，及吳偉雄先生、張仲良先生和吳弘理先生為獨立非執行董事組成。

請同時參閱本公佈於經濟日報二零零四年九月二十八日刊登的內容。

明日國際集團有限公司
28-9-2004